Filed with the Securities and Exchange Commission on April 13, 2006

Registration No. 333-36804

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 6 to

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MADISON RIVER CAPITAL, LLC

Delaware	4813	56-2156823
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

103 South Fifth Street

Mebane, North Carolina 27302

(919) 563-1500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

MADISON RIVER FINANCE CORP.

Delaware	4813	56-2183107
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

103 South Fifth Street

Mebane, North Carolina 27302

(919) 563-1500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Paul H. Sunu

Chief Financial Officer and Secretary

-Madison River Capital, LLC

Chief Financial Officer and Secretary

-Madison River Finance Corp.

103 South Fifth Street

Mebane, North Carolina 27302

(919) 563-1500

Copy to: Gary P. Cullen, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 333 W. Wacker Drive Chicago, Illinois 60606 (312) 407-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public: As soon as practicable after this amended Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANATORY NOTE

This Registration Statement originally related to the registration of an aggregate principal amount of $200,000,000 of 13.25% senior notes due 2010. In June 2004, Madison River LTD Funding Corp., a wholly-owned subsidiary of Madison River Capital, LLC, acquired $2.0 million of the outstanding senior notes in an open market transaction. On July 29, 2005, Madison River Capital, LLC cancelled the $2.0 million of senior notes purchased by Madison River LTD Funding Corp. and on August 29, 2005, Madison River Capital, LLC voluntarily redeemed $102.0 million of its 13.25% senior notes. Then on November 11, 2005 and March 27, 2006, Madison River Capital, LLC voluntarily redeemed $12.0 million and $7.0 million, respectively, of the remaining outstanding senior notes. Accordingly, as of March 31, 2006, $77.0 million of the senior notes remain outstanding. Madison River Capital, LLC is filing Amendment No. 6 to this registration statement to continue the registration’s effectiveness and thereby enable Goldman, Sachs & Co. to continue to resell the senior notes in market-making transactions. The complete Prospectus relating to the resale by Goldman, Sachs & Co. of the currently outstanding senior notes follows immediately after this Explanatory Note.

The information in this prospectus is not complete and may be changed. We may not sell these notes until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these notes, and it is not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED April 13, 2006.

PROSPECTUS

Madison River Capital, LLC

Madison River Finance Corp.

$77,000,000

13 1/4% Series B Senior Notes Due 2010

Interest	Ranking
The notes bear interest at a fixed annual rate of 13 1/4%. Interest will be paid on each March 1 and September 1.	The notes are unsecured, senior obligations of Madison River and rank junior to all of our secured debt.

Maturity	Optional Redemption

The notes will mature on March 1, 2010.	We may redeem some or all of the notes at the prices specified herein.

Mandatory Offer to Repurchase

If we undergo a specific kind of change of control, we must offer to repurchase the notes at the prices specified herein.

Investing in the notes involves a high degree of risk. See “Risk Factors” beginning on page 7 for a discussion of certain factors that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. and its affiliates in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. and its affiliates may act as principal or agent in these transactions. Madison River will not receive any of the proceeds of such sales of the notes but will bear the expenses of registration.

Goldman, Sachs & Co.

                        , 2006

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, we are required to file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any of these reports, statements and other information that we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. The indenture governing the notes requires us to file reports and other information required to be filed under the Exchange Act with the SEC and provide such information to you, upon request, regardless of whether we are subject to the reporting requirements of the Exchange Act.

We have filed a registration statement on Form S-4 to register the notes with the SEC. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may obtain this information at no cost by writing or telephoning us at the address and telephone number below. To obtain timely delivery, you must request the information no later than five business days before the date you make your investment decision.

Madison River Capital, LLC
103 South Fifth Street
Mebane, North Carolina 27302
Attention:	John R. Whitener
Vice President and Treasurer
Phone: (919) 563-1500

In addition, the registration statement and the exhibits to the registration statement are available on our website at www.madisonriver.net. Information on our website is not incorporated by reference into this prospectus and you should not consider this information as part of this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily summaries of all provisions of those documents. If we have filed any other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter.

i

SUMMARY

The following summary is intended to highlight certain information contained elsewhere in this prospectus. This summary is not intended to be a complete statement of all material facts related to the notes and is qualified in its entirety by the more detailed information and historical financial information, including the notes relating to that information, appearing elsewhere in this prospectus. Madison River Finance Corp., a wholly owned subsidiary of Madison River Capital, LLC, has only nominal assets, does not conduct any operations and was formed solely to act as co-issuer of the notes. For convenience, throughout this prospectus, the words “Madison River,” “we,” “us,” “our” or similar words refer to Madison River Capital, LLC, Madison River Finance Corp. and all of their subsidiaries except where the context otherwise requires. “Madison River Capital” refers solely to Madison River Capital, LLC, and “Madison River Finance” refers to Madison River Finance Corp.

About Madison River

We operate rural telephone companies that serve business and residential customers primarily in Alabama, Georgia, Illinois and North Carolina. A rural telephone company is a local telephone company that provides basic telephone and broadband service in rural areas throughout the United States. Our four rural telephone companies provide a variety of telecommunications services to business and residential customers in their franchised territories, including local and long distance voice services, broadband services and dial-up Internet services as well as telephone directory and other miscellaneous services. For 2005, revenues generated by our rural telephone companies were approximately $182.8 million, or 94.6% of our total operating revenues. As of December 31, 2005, our rural telephone companies had 225,887 connections consisting of 180,318 voice access and 45,569 broadband connections in service. Our connections include 3,515 voice access lines and 192 broadband connections comprising two exchanges in the communities of Milton and Gatewood in North Carolina that were acquired by our North Carolina rural telephone company on April 30, 2005.

We also provide competitive local and long distance voice services and high-speed data services primarily to medium and large businesses in certain markets near our franchised territories which we refer to as our edge-out services. For 2005, revenues from our edge-out services were approximately $10.4 million, or 5.4%, of our total operating revenues. As of December 31, 2005, our edge-out services served 11,921 voice access and 657 high-speed data connections.

We were founded with the goal of acquiring, integrating and improving operations at rural telephone companies. Since 1998, we have acquired our four rural telephone companies, and we believe our disciplined approach to operations has allowed us to improve the operations at each of them.

For the year ended December 31, 2005, we had total revenues of $193.2 million, net operating income of $58.3 million and a net loss of $1.6 million. For the years ended December 31, 2004 and 2003, we had revenue of $194.2 million and $186.5 million, respectively, net operating income of $55.7 million and $49.2 million, respectively, and a net loss of $0.4 million and $4.9 million, respectively. As of December 31, 2005 and December 31, 2004, we had accumulated deficits of $190.0 million and $188.3 million, respectively, and working capital of $14.3 million and $18.4 million, respectively.

We are a wholly-owned subsidiary of Madison River Telephone Company, LLC, or MRTC. Equity holders of MRTC are affiliates of Madison Dearborn Partners, Goldman, Sachs & Co., Providence Equity Partners, former shareholders of Coastal Utilities, Inc. and certain members of our management.

Our principal executive offices are located at 103 South Fifth Street, Mebane, North Carolina 27302, and our telephone number at that address is (919) 563-1500.

Recent Developments

In December 2005, we announced that we were systematically closing our edge-out services operations in New Orleans, Louisiana and nearby cities including Biloxi and Gulfport, Mississippi as the result of a significant loss of customers and decline in our business in this market from the impact of a hurricane. On August 29, 2005, Hurricane Katrina came ashore east of New Orleans, Louisiana and caused significant wind and flood damage to areas of Mississippi and Louisiana, including New Orleans. The effects of the storm and subsequent flooding impacted our edge-out services operations in New Orleans. Our facilities sustained some damage but remained operational. However, the significant impact of the hurricane on the economy in New Orleans and surrounding regions directly resulted in a significant loss of our customers and decline in our business. As a result of these factors, we made the decision to systematically shut down our operations in New Orleans. We notified our affected customers in December 2005 of our decision and we suspended the provision of voice and data services to these customers as of March 1, 2006. We expect to complete the process of shutting down our operations, including the termination of certain contracts and removal of our equipment, by the third quarter of 2006. We served approximately 3,800 connections in New Orleans and nearby communities with revenues of approximately $3.0 million to $3.5 million annually prior to the storm.

On July 29, 2005, we entered into a new senior secured credit facility with a syndicate of banks providing a seven-year, $475.0 million term loan. In addition, as part of the new credit facility, the Rural Telephone Finance Cooperative, or RTFC, provided a seven-year, $75.0 million revolving line of credit. We used proceeds from the term loan of approximately $375.0 million, together with the RTFC’s redemption of the $42.2 million in RTFC subordinated stock certificates we held, to repay the $417.2 million in term loans outstanding to the RTFC. In addition, the RTFC cancelled the two lines of credit at Madison River LTD Funding Corp. and Coastal Utilities, Inc. that previously existed. We also paid the RTFC approximately $4.8 million for accrued interest on the term loans and $0.8 million as a fee for early repayment of certain fixed rate term loans. Other expenses paid for the credit facility were approximately $2.9 million for origination fees for the term loan and the revolving line of credit and $1.2 million for legal, accounting and other loan related expenses related to this transaction.

With the remaining proceeds of the new term loan and cash we held, we voluntarily redeemed $102.0 million of our outstanding notes for a redemption price of 106.625% of par value plus accrued interest on August 29, 2005. The voluntary redemption was completed on August 29, 2005. On November 11, 2005 and March 27, 2006, we voluntarily redeemed an additional $12.0 million and $7.0 million, respectively, of our remaining outstanding senior notes. Accordingly, as of March 31, 2006, $77.0 million of our senior notes remain outstanding.

On January 27, 2006, we completed an amendment to our senior secured credit facility that, among other things, reduced the interest rate margins for our term loan by 25 basis points. As part of the agreement, in the year following the effective date of the amendment, prepayments of our term loan may require us to also pay a prepayment fee equal to 1.00% of the aggregate principal amount of the prepayment if certain conditions exist.

Summary of the Notes

The form and terms of the notes are governed by an indenture, and the indenture is governed by New York law.

Issuers	Madison River Capital and Madison River Finance.

Total Amount of Notes Offered	$77.0 million in principal amount of 13 1/4% senior notes due 2010.

Maturity	March 1, 2010.

Interest	Annual rate—13 1/4%.

Payment frequency—every six months on March 1 and September 1.

Ranking	The notes:

• are unsecured senior obligations of Madison River Capital and Madison River Finance;

• rank senior to any future subordinated indebtedness which expressly provides that it will be subordinated to the notes;

• rank equal in right of payment with all of our existing and future unsubordinated, unsecured debts;

• rank junior to all our secured debt, to the extent of the value of the assets securing the debt; and

• also rank behind all existing and future third-party indebtedness (including any credit facilities) and other liabilities of the subsidiaries of Madison River Capital and Madison River Finance.

As of December 31, 2005:

• Madison River Capital and Madison River Finance had $475.0 million of secured indebtedness; and

• the subsidiaries of Madison River Capital and Madison River Finance had $91.8 million in liabilities, excluding intercompany liabilities, but including trade payables.

Optional Redemption	We may redeem some or all of the notes at any time at the redemption prices listed in the “Description of the Notes” section under the heading “Optional Redemption.”

Mandatory Offer to Repurchase	If we sell assets under certain circumstances, or upon certain change of control events, we must offer to repurchase the notes at the prices listed in the “Description of the Notes” section under the heading “Repurchase at the Option of Holders.”

Basic Covenants of Indenture	The indenture, among other things, restricts our ability and the ability of our subsidiaries to:

• incur additional indebtedness;

• pay dividends on, redeem or repurchase our member interests;

• make various investments;

• create certain liens or use assets as security in other transactions;

• sell certain assets or utilize certain asset sale proceeds;

• merge or consolidate with or into other companies;

• dispose of all or substantially all of our assets and the assets of our subsidiaries; and

• enter into transactions with affiliates.

These covenants are subject to a number of important limitations and exceptions. For more details, see “Description of the Notes” section under the heading “Certain Covenants.”

Public Market for the Notes	Goldman, Sachs & Co., or Goldman Sachs, currently makes a market in the notes. However, you should be aware that Goldman Sachs is not obligated to do so and may discontinue its market-making activities at any time without notice. As a result, the liquidity of a market for the notes may not be available if you try to sell your notes. In addition, we cannot guarantee when, or even if, another market for the notes will develop. We do not intend to apply for a listing of the notes on any securities exchange or on any automated dealer quotation systems.

Risk Factors

You should carefully consider the information set forth under the caption “ Risk Factors” beginning on page 7 and all the other information in this prospectus before deciding whether to invest in the notes.

Summary Historical Financial and Operating Data

The following table presents summary historical financial and operating data about us.

	Year Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Statement of Operations Data:
Operating revenues	$193,185	$194,158	$186,460
Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	56,357	56,535	49,414
Depreciation and amortization	40,705	45,003	52,054
Selling, general and administrative expenses	37,428	36,969	36,494
Impairment charge on long-lived assets	647	—	—
Restructuring benefit	(247)	—	(718)

Total operating expenses	134,890	138,507	137,244

Net operating income	58,295	55,651	49,216
Interest expense	(53,351)	(59,278)	(62,649)
Loss on extinguishment of long-term debt	(11,128)	(212)	—
Other income (expense):
Realized losses on marketable equity securities, net	—	—	(343)
Other income, net	5,041	4,193	3,969

(Loss) income before income taxes	(1,143)	354	(9,807)
Income tax (expense) benefit	(493)	(753)	4,940

Net loss	$(1,636)	$(399)	$(4,867)

Other Financial Data:
Capital expenditures	$16,371	$14,643	$12,223
Net cash provided by operating activities	40,247	38,932	43,769
Net cash provided by (used in) investing activities	19,588	(12,460)	(10,019)
Net cash used in financing activities	(74,221)	(20,129)	(25,561)
Ratio of earnings to fixed charges (a)	—	1.0 to 1	—
EBITDA (b)	92,913	104,635	104,896
Balance Sheet Data (at period end):
Cash and cash equivalents	$20,100	$34,486	$28,143
Telephone plant and equipment, net	275,244	292,893	321,535
Total assets	714,569	781,004	807,142
Long-term debt, including current portion	558,338	618,076	637,213
Total member’s capital (c)	58,795	60,760	61,196
Other Operating Data:
Access lines	192,239	193,092	200,365
Broadband and high speed data connections	46,226	40,215	24,863
Employees	601	625	643

Note:

(a)	The ratio of earnings to fixed charges is computed by dividing earnings, which consist of income before income taxes, minority interest expense in consolidated subsidiaries, loss in investments accounted for using equity method and fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the year ended December 31, 2004, our ratio of earnings to fixed charges was 1.0 to 1. For the years ended December 31, 2005 and 2003, our earnings were insufficient to cover fixed charges by $1,073 and $9,614, respectively.

(b)	EBITDA consists of our net loss before interest expense, income tax (expense) benefit and depreciation and amortization. We believe that net cash provided by operating activities is the most directly comparable financial measure to EBITDA under generally accepted accounting principles. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditure and working capital requirements. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net income (loss) as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements. Other companies in our industry may present EBITDA differently than we do.

Set forth below is a reconciliation of our net cash provided by operating activities to EBITDA:

	Year Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Net cash provided by operating activities	$40,247	$38,932	$43,769
Adjustments:
Depreciation and amortization	(40,705)	(45,003)	(52,054)
Impairment charge on long-lived assets	(647)	—	—
Deferred income taxes	5,516	(903)	7,211
Losses on investments carried on the equity method	(71)	(156)	(193)
Loss on the extinguishment of debt	(11,128)	(212)	—
Realized losses on marketable equity securities	—	—	(343)
Other non-cash items	630	645	693
Changes in operating assets and liabilities	4,522	6,298	(3,950)

Net loss	(1,636)	(399)	(4,867)
Income tax expense (benefit)	493	753	(4,940)
Interest expense	53,351	59,278	62,649
Depreciation and amortization	40,705	45,003	52,054

EBITDA	$92,913	$104,635	$104,896

(c)	Includes member’s interest, accumulated deficit and accumulated other comprehensive loss.

RISK FACTORS

You should carefully consider each of the following factors and all of the other information set forth in this prospectus before deciding whether to invest in the notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to our Indebtedness

We are a holding company, with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.

We are a holding company with no business operations of our own. Our only significant assets are the capital stock and member interests in our subsidiaries that we own. Because all of our operations are conducted by our subsidiaries, our cash flow and our ability to repay our debt, including the notes, and other obligations are dependent upon cash dividends and distributions or other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be subject to further restrictions under, among other things, the laws of their jurisdiction of organization.

We may be unable to access the cash flow of our subsidiaries. Certain of our subsidiaries may in the future be a party to other borrowing agreements that restrict the payment of dividends to us. Credit facilities that we may enter into in the future may contain restrictive covenants, including covenants that restrict the timing and amount of dividends, distributions and other intercompany advances or loans of cash and assets that our subsidiaries, subject to the terms of the credit facilities and related guarantees and security agreements, may pay or advance to us. Therefore, even if our subsidiaries determine to pay a dividend on, or make a distribution in respect of, their capital stock or member interests or elect to advance or loan cash or other assets to us, we cannot be certain that our subsidiaries will be permitted to pay such dividend or distribution or to make such advance or loan under the terms of their credit facilities.

In addition, the assets of our subsidiaries will be subject to the prior claims of all creditors, including trade creditors, of those subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from assets of those subsidiaries before any assets are made available to us. As of December 31, 2005, our subsidiaries had $91.8 million of outstanding liabilities, including trade payables.

As a result of the foregoing, we may be unable to receive cash through distributions or other payments in sufficient amounts to service our debt, including the notes, or pay our other obligations.

Our significant amount of long-term indebtedness could limit our operational flexibility or otherwise affect our financial condition.

We have a significant amount of long-term indebtedness, primarily our senior secured credit facility and our 13.25% senior notes. As of December 31, 2005, we had:

•	total indebtedness of $558.3 million;

•	total member’s capital of $58.8 million; and

•	a debt to equity ratio of 9.5 to 1.

For the year ended December 31, 2005, our earnings would have been insufficient to cover our fixed charges by $1.1 million.

Our substantial level of indebtedness could have important consequences for us, including the following:

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for working capital, capital expenditures, future operations and business opportunities, and/or other general corporate purposes;

•	we may have limited flexibility to plan for, or react to, changes in our business, market conditions and the industry in which we operate;

•	our ability to withstand competitive pressures may be reduced and we may be more vulnerable to general adverse economic and industry conditions;

•	we may be placed at a competitive disadvantage compared to our competitors that have less debt;

•	our ability in the future to obtain additional financing for working capital, capital expenditures, future business opportunities and other general corporate requirements may be limited; and

•	we may be more vulnerable to increases in prevailing interest rates and our ability to refinance our indebtedness could be limited.

We are subject to restrictive debt covenants and other requirements of our credit facilities that may limit our business flexibility by imposing operating and financial restrictions on our business.

The covenants in the indenture governing our 13.25% senior notes and the credit agreement governing our senior secured credit facility impose, and the terms of future debt agreements we may enter into may impose, operating and other restrictions on us. These restrictions affect, and in many respects limit or prohibit, our ability to undertake certain transactions such as our ability to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase our member interests or equity of our subsidiaries;

•	make various investments;

•	sell certain assets or utilize certain asset sale proceeds;

•	create certain liens or use our assets as security in other transactions;

•	make intercompany advances or loans;

•	enter into certain transactions with affiliates; and

•	merge or consolidate with or into other companies, or dispose of all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to a number of important exceptions. In addition, the terms of our senior secured credit facility requires us to meet or maintain specified financial ratios and other covenants. Our ability to meet these financial ratios could be affected by events beyond our control, and no assurance can be given that we will be able to comply with these provisions. A breach of any of these covenants could result in an event of default under the bank credit agreement and/or the senior note indenture and result in negative consequences for us, including the acceleration of the maturity of our long-term indebtedness.

Noteholders’ right to receive payments due on the notes will be subordinated to the borrowings under our senior secured credit facility.

On July 29, 2005, we entered into a new $550.0 million senior secured credit facility that is secured by a first mortgage lien on our operating assets and revenues as well as those of our parent, Madison River Telephone Company, LLC, and our first-tier, wholly-owned subsidiaries. As a result, our senior notes rank behind the borrowings under our senior secured credit facility. Upon any distributions to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the lenders in our senior secured credit facility will be entitled to be paid in full in cash before any payment may be made with respect to the senior notes. In addition, all payments on the senior notes will be discontinued in the event of a payment default on our senior secured credit facility.

We may be able to incur substantially more indebtedness, which would increase the risks described above associated with our substantial indebtedness.

We may incur substantial additional indebtedness in the future. This could further exacerbate the risks described above. While the terms of our senior secured credit facility limit our ability to incur additional indebtedness, such terms do not and will not prohibit us from incurring substantial amounts of additional indebtedness for specific purposes or under certain circumstances. For example, our new revolving credit facility currently permits additional borrowings of up to $75.0 million, and all of these borrowings would be effectively senior to the notes.

We have experienced net losses for most of our history, and if we experience losses in the future, we may not be able to generate sufficient cash flow to meet our obligations.

We have incurred net losses for the last several fiscal years, and we may incur net losses in the future. For example, we incurred net losses of $1.6 million, $0.4 million and $4.9 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively. We may not achieve profitability in the future, or if we are able to achieve profitability, we may not be able to sustain it on a long-term basis. If we continue to incur net losses, we may not be able to generate cash flow sufficient to meet our interest and principal payment obligations, including our obligations under the notes, and fund our other capital needs such as working capital for future growth and capital expenditures.

We will require a significant amount of cash, which may not be available to us, to service our debt and fund our liquidity needs.

Our ability to make payments on, or to refinance or repay our debt, to fund planned capital expenditures and our working capital needs will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to pay our debt service obligations, including the notes, or fund our other liquidity and capital needs as a result of any of these factors. If we are unable to generate sufficient cash to service our debt requirements, we may be required to refinance our existing indebtedness. We may not be able to refinance any of our debt under such circumstances on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

•	sales of certain assets to meet our debt service requirements;

•	sales of equity; and

•	negotiations with our lenders to restructure the applicable debt.

Our credit facilities and our indenture could restrict our ability to do complete certain of these transactions. If we are forced to pursue any of the above options under distressed conditions, our business could be adversely affected.

Risks Relating to our Business and Industry

If we are not able to sustain our revenues, our earnings and cash flow from operations will decrease.

We may not be able to stabilize the decline in our voice access lines. Beginning with the second quarter of 2002, we have seen the number of voice access lines we serve in certain of our established markets decline due to a number of factors affecting our markets, including but not limited to, recession, competition, impact of storm-related damages and overseas military deployments. We may not be able to maintain our current number of voice access lines or stabilize the decline in the number of such lines even if we were to expand the markets we serve.

Consumers may not continue to purchase our services. In order to maintain our customer base and revenues from our services, we must continue to provide attractive service offerings and compete effectively with other service providers, including wireless service providers and cable companies on, among other things, price, quality and variety of services. The expansion of services offered by other service providers, primarily the offering of voice services by cable companies, has intensified the competitive pressures to retain customers. Although bundled service offerings have successfully resulted in our customers purchasing additional services from us in the past, we cannot ensure that we will be successful in continuing to sell additional services to our existing customers or to successfully market our services to new customers.

Prices may decline. The prices that we can charge our customers for services, including voice communications, high-speed data and Internet access and egress services, could decline due to the following factors, among others:

•	lower prices offered by our competitors for similar services or bundled services that include voice, data, Internet access or other services we offer;

•	changes in the federal or state regulations that encourage competition which have the impact of reducing the prices we may charge for our services;

•	efforts by long distance carriers and others to lower the fees paid to us for use of our network in offering their services;

•	reductions to or changes in the universal service funding mechanism established by the Federal Communications Commission, or FCC, due to an increased number of participants accessing the fund or changes in the regulation that determines the amounts we receive under, and contribute to, the fund;

•	the creation of excess capacity resulting from the installation by us and our competitors, some of whom are expanding capacity on their existing networks or developing new networks, of fiber and related equipment; and

•	technological advances that permit substantial increases in, or better usage of, the capacity of our transmission media.

We operate in local regions and, as a result, are highly dependent on economic conditions in the local markets we serve.

We are sensitive to, and our success will be substantially affected by, economic and other factors affecting the local communities that we serve. We have seen declines in the number of voice access lines we serve in our established markets due to a number of factors that have negatively impacted the local communities. At December 31, 2005, our RLEC operations served 180,318 voice access lines, which is a decrease of 894 voice access lines from 181,212 voice access lines in service at December 31, 2004. The predominant share of voice access line losses have occurred as a result of voice access line losses in our Illinois operations, Gallatin River, due to a persistent weakness in the local economies that Gallatin River serves. We are not certain of the trend for voice access lines or other connections in this market in the near future. Furthermore, a full deployment of the 3rd Infantry Division stationed at Fort Stewart and Hunter Army Airfield near Hinesville, Georgia, has impacted the operations at our rural telephone company, Coastal Utilities, Inc., that serves the Hinesville area, including the military base. The deployment was completed during the first quarter of 2006 with the troops returning to the military bases in Hinesville, GA at that time. However, our operations will continue to be affected as certain of the troops returning from the deployment change their duty stations, retire from military service or make other changes. In addition, as a result of storm-related damages from hurricanes in recent years, we have experienced temporary voice access line losses at Gulf Telephone Company, our rural telephone company in Foley, Alabama. The direct impact of Hurricane Katrina on the economy of New Orleans, Louisiana and the surrounding regions, resulted in our announcement in December 2005 that we would systematically shut down our edge-out service operations located there. These types of factors, which are beyond our control, have adversely affected our business, results of operations and cash flows in the past and may have a significant impact in the future, including our ability to service the notes.

Significant and growing competition may adversely affect our revenues and profitability.

The telecommunications industry is highly competitive. As characteristics of our markets change, regulatory barriers are removed and entry costs decrease, the likelihood of local competitors entering our markets may increase. Significant and potentially larger competitors could enter our markets at almost any time. For example, cable television companies that operate in the markets we serve have developed the ability to provide voice services to customers in addition to their current high-speed Internet access and video offerings. Although these cable competitors have not introduced their voice services in our markets yet, we expect them to begin offering such services during 2006. We currently face competition for high-speed access to the Internet from these cable television companies in each of our markets, and we expect that competition will intensify with the introduction of their voice services.

In addition, we face competition from wireless telecommunications providers, which may increase as wireless technology improves. We also face competition from other current and future market entrants, including competitive local exchange carriers, voice-over-Internet protocol, or VOIP providers, electric utilities, microwave carriers, Internet service providers and private networks built by large end users and municipalities. Many potential competitors for our services have, and some potential competitors are likely to enjoy, substantial competitive advantages, including name recognition and financial, technical, marketing and other resources that are greater than ours. Increased competition could lead to lower revenues and cash flows as a result of numerous factors, including continued declines in our voice access lines, price reductions, fewer sales, reduced operating margins and the loss of market share.

Rapidly changing communications technology and other factors may have a material adverse effect on our business and our cash flows.

The telecommunications industry is subject to rapid and significant changes in technology. The effect of these technological changes on our business is difficult to predict and plan for in advance. These changes could require us to incur significant capital expenditures to maintain or improve our competitive position and we may not have sufficient cash flow or other sources of capital to fund these capital expenditures. We may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner, or at all. Further, new technologies and products may not be compatible with our existing technologies and systems. New technologies and products may reduce the prices for our services or be superior to, and render obsolete, the products and technologies we use. If we do not replace or upgrade our technology and equipment that becomes obsolete, we will not be able to compete effectively. Technological changes in the communications industry may have a material adverse effect on our business and may affect our ability to achieve sufficient cash flow to provide adequate working capital, to service our indebtedness or to make capital expenditures.

We rely primarily on Nortel switching equipment for our telephone switching equipment, use fiber for connections between network node locations and use twisted copper pair cable to connect end users to our network. Network node locations include host and remote switching points and digital transmission equipment located in the field.

Alternative technologies for our switching equipment include small computers known as “soft switches,” which perform central office switching functions and other forms of digital switching devices. Such devices are generally less expensive and have more flexible software capabilities. Such devices also may interact more easily with digital devices, compared to our legacy network which is primarily analog.

Alternative technologies for inter-nodal optic fiber include high capacity point-to-point microwave radio systems. Such systems require additional FCC licenses and are generally not competitive with the use of fiber due to lack of capacity and the ability to increase capacity with equipment upgrades.

Alternative technologies for our twisted pair copper distribution cable include coaxial cable, wireless transmission, and optic fiber. These alternative technologies may be capable of higher transmission rates and of interacting with digital devices. For example, coaxial cable and fiber are all capable of transmissions in excess of 20 megabits per second.

In addition to technological advances, other factors could require us to further expand or adapt our network, including an increasing number of customers, demand for greater data transmission capacity, failure of our technology and equipment to support operating results anticipated in our business plan and changes in our customers’ service requirements. Expanding or adapting our network could require substantial additional financial, operational and managerial resources, any of which may not be available to us.

The transmission speed of data across our network is a significant factor in the demand for some of our services. While we are capable of providing multi-megabit transmission speeds across our network between a central office and the end user, the actual data transmission speed over our network may fluctuate due to various factors. Such factors include the diameter of the copper strands, the distance between the network nodes and the user location, and interference from high speed transmissions on adjoining copper pair. If our network is unable to provide services to our customers at speeds that are competitive, we may lose our customers to competitors, which would adversely affect our results of operations and cash flows.

We may have difficulty sustaining revenue growth from our broadband offerings if the market for such services fails to develop, grows more slowly than anticipated or becomes saturated with competitors.

We expect that an increasing amount of our revenues will come from providing broadband services to our customers. For the years ended December 31, 2005 and December 31, 2004, broadband services represented 11.5% and 9.3%, respectively, of our total revenues. The market for business and residential high-speed Internet access has been growing and is highly competitive. Because we offer and expect to expand our offering of services to this growing market and because current and future competitors are likely to introduce competing broadband services, it is difficult for us to predict the rate at which the market for broadband services will grow or what our market share will be. Various providers of high-speed digital communications services are testing products from a number of suppliers for various applications, and it is unclear if our broadband services will offer the same or more attractive price-performance characteristics. The market for our broadband services may not be sustainable, grow more slowly than anticipated or become saturated with competitors. This could have an adverse effect on our results of operations and cash flows.

We may have difficulties executing our growth strategy and managing our growth effectively.

Currently, we operate our business and provide our services primarily as an incumbent local exchange carrier in our franchised territories. We also provide edge-out services as a competitive local exchange carrier in territories that are in close proximity to our franchised territories. Our business plan is to expand our business by adding new customers for both our incumbent local exchange carrier operations and, to a limited degree, our edge-out services. In addition, we are providing new services to our existing customers. Demand and market acceptance for any new products and services we introduce, whether in existing or new markets, are subject to a high level of uncertainty. Our inability to expand our services or to enter new markets effectively could have a material adverse effect on our business or results of operations.

Our business plan will, if successfully implemented, result in growth of our operations, which may place a significant strain on our management, financial and other resources. To achieve and sustain growth we must, among other things, monitor operations, meet competitive challenges, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand our internal management, technical, provisioning, information, billing, customer service and accounting systems. We cannot guarantee that we will successfully obtain, integrate and use the employee, management, operational and financial resources necessary to manage a developing and expanding business in an evolving, regulated and increasingly competitive industry.

Our growth depends in part on our ability to find suitable businesses to acquire. In addition, the risks associated with acquisitions may result in operating difficulties and may have other harmful consequences.

Our business plan focuses on growing our business in part through acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. We will also face competition for suitable acquisition candidates that may increase our costs and limit the number of suitable acquisition candidates available. In addition, future acquisitions by us could result in the incurrence of additional indebtedness and contingent liabilities, which could have a material adverse effect on our ability to generate cash flow, provide adequate working capital and service our indebtedness. Any future acquisitions could also expose us to increased risks, including, among others:

•	the difficulty of integrating the acquired operations, personnel, network and other support systems;

•	the potential disruption of our ongoing business and diversion of resources and management time;

•	the inability to generate revenues from acquired businesses sufficient to offset acquisition costs;

•	the risks of entering markets in which we have little or no direct prior experience;

•	the risk that federal or state regulators may condition approval of a proposed acquisition on our acceptance of conditions that may adversely affect our overall financial results;

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards and controls, including internal accounting controls, procedures and policies;

•	expenses of any undisclosed or potential legal liabilities; and

•	the impairment of relationships with employees, unions or customers as a result of changes in management.

As a result, we cannot guarantee that we will be able to consummate any acquisitions in the future or that any acquisitions, if completed, would be successfully integrated into our existing operations.

To date, we have grown in large part through the acquisition of local telephone companies and other operating assets. Our future operations depend largely upon our ability to manage our business successfully. If we are successful in making additional acquisitions, our management team will have to manage a more complex organization and a larger number of operations than we have previously operated. We may not be successful in integrating the various acquisitions. In addition, we may discover information in the course of the integration of these acquisitions that may have an adverse effect on our business, results of operations or cash flows.

Our inability to raise more capital to fund our obligations could have a material adverse effect on our business.

We may need to raise more capital in the future to:

•	provide adequate working capital to fund our working capital, continuing operations, capital expenditures and acquisitions;

•	provide resources to service or refinance our existing and future indebtedness; and

•	provide liquidity to fund any unexpected expenses or obligations.

Based on our business plan and anticipated future capital requirements, we believe that the available borrowings under our senior secured credit facility, cash and investments on hand and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs for at least the next 12 months. However, we may need additional capital sooner than planned. While possible sources of additional capital include commercial bank borrowings, sales of assets, vendor financing or the sale or issuance of equity and debt securities to one or more investors, our ability to arrange additional capital and the terms and cost of that financing will depend upon many factors, some of which are beyond our control. We may be unable to raise additional capital, and such failure to do so could have a material adverse effect on our business.

We may not be able to return to generating positive cash flow from our edge-out services or our business plan for our edge-out services may not result in a viable, sustainable line of business capable of funding its own operations in future years in our edge-out markets as a whole.

In 2004 and 2003, our edge-out services generated positive cash flow from operations. However, in 2005, our edge-out services did not generate positive cash flow primarily as a result of the disruption in our services in New Orleans, Louisiana, one of our three edge-out services markets, from the impact of Hurricane Katrina in August 2005 on the local economy and our customers. In December 2005, we announced that we would systematically discontinue our edge-out service operations in New Orleans during 2006 as the direct result of the impact of the hurricane on the economy of that region and our customers. Our edge-out services operations in New Orleans served approximately 3,800 connections with estimated annual revenues of approximately $3.0 million to $3.5 million. For the years ended December 31, 2005 and December 31, 2004, our edge-out operations had a net operating loss of approximately $10.7 million and $9.8 million, respectively.

Our operations in New Orleans represented a significant portion of our edge-out services line of business. We expect that the systematic shutdown of our operations will negatively impact our cash flow from our edge-out operations during 2006. Excluding the impact of the shutdown on our edge-out services line of business as a whole, we are not certain that the remaining edge-out operations will generate sufficient growth to replace the loss of the New Orleans operations or may not grow at all. In addition, growth and profitability in our edge-out services line of business may require interconnection and resale terms and pricing which depend, in part, on federal and state regulatory decisions and court interpretations of legislation, all of which are outside of our control and subject to change in ways that are difficult to predict. As a result, we may not be able to return to generating positive cash flow from operations from this line of business or our business plan may not result in a viable, sustainable line of business capable of funding its own operations in future years in our edge-out markets as a whole. Our inability to execute our business plan for our edge-out services could have a material adverse effect on our financial position, results of operations or cash flows.

Network disruptions could adversely affect our ability to provide service to our customers.

The success of our operations will require that our network provide competitive reliability and adequate capacity and security. Some of the risks to our network and infrastructure include:

•	physical damage;

•	power loss from, among other things, adverse weather conditions, which occurred during Hurricane Katrina in 2005 and Hurricane Ivan in 2004;

•	capacity limitations;

•	software and hardware defects;

•	breaches of security, including sabotage, tampering, computer viruses and break-ins; and

•	other disruptions that are beyond our control.

Disruptions or system failures may cause interruptions in service or reduced capacity for customers. For example, storm-related damages, primarily from Hurricane Ivan in September 2004, resulted in approximately 2,300 voice access lines being disconnected as of December 31, 2005 at our rural telephone company in Alabama, Gulf Telephone Company. We accrued approximately $0.7 million and $1.7 million in operating expenses for storm-related damages in the third quarter of 2005 from Hurricane Katrina and in the third quarter of 2004 from Hurricane Ivan, respectively. In the fourth quarter of 2005, we made approximately $3.7 million in capital expenditures at Gulf Telephone Company primarily to enhance the survivability of our network during future storms and, to a lesser extent, to repair damages to certain transmission and distribution facilities as a result of Hurricane Katrina. In the fourth quarter of 2004, we made approximately $2.6 million in capital expenditures at Gulf Telephone Company primarily to replace damaged and destroyed transmission and distribution facilities as a result of Hurricane Ivan. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, and this would reduce our revenues. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or have difficulty attracting new ones. Many of our customers’ communications needs are extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using our network.

We may not be successful in obtaining and maintaining the necessary rights-of-way for our network, which could adversely affect our ability to continue to provide service to our customers.

We may need to obtain supplemental rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install conduit and related telecom equipment for any expansion of our network in our markets. We may not be successful in obtaining and maintaining these right-of-way agreements or obtaining these agreements on acceptable terms, whether in new markets or in our existing markets. Although as of December 31, 2005, we had acquired all material, necessary nonexclusive right-of-way agreements covering our current operations, some of these agreements may be short-term or revocable at will, and we cannot be certain that we will continue to have access to existing rights-of-way after they have expired or terminated. Although we believe that alternative supplemental rights-of-way will be available, if any of these agreements were terminated or could not be renewed, we may be forced to remove our fiber optic cable from under the streets or abandon our networks.

Our utility right-of-way agreements are subject to certain conditions and limitations on access and use and are subject to termination upon customary default provisions. In some cases, these agreements require our fiber network to be moved or removed in the event that the utility needs its right-of-way for public utility purposes or no longer owns its right-of-way. We may not be able to maintain all of our existing rights and permits or obtain and maintain the additional rights and permits needed to implement our business plan.

Our relationships with other companies in the telecommunications industry are material to our operations and their financial difficulties may adversely affect our business, including our ability to provide services to our customers.

We generate a significant portion of our local service revenues from originating and terminating phone calls for interexchange carriers. We originate and terminate long distance phone calls for other interexchange carriers over our networks and for that service we receive revenues from the interexchange carriers, some of which are our largest customers in terms of revenues. As of December 31, 2005 and December 31, 2004, revenues from such interexchange carriers comprised 17.0% and 18.8% of our total revenues, respectively. Some of these interexchange carriers have declared bankruptcy in recent years, which negatively impacted our results of operations and cash flows. Additional bankruptcies or disruptions in the businesses for these interexchange carriers and others could further adversely affect our financial results and cash flows. In addition, we are aware that certain interexchange carriers are or may have sought to bypass or avoid access charges by originating traffic on and routing traffic through unregulated Internet facilities which, if continued, may negatively impact our results of operations and cash flows.

We also depend on many telecommunications vendors and suppliers to conduct our business. We use many vendors and suppliers that derive significant amounts of business from customers in the telecommunications business. Associated with the difficulties facing many companies in the telecommunications industry, some of these third party vendors and suppliers have experienced substantial financial difficulties in recent years, in some cases leading to bankruptcies and liquidations. Any disruptions that these third party companies experience as a result of their financial difficulties that impact the delivery of products or services that we purchase from them could have an adverse affect on our business.

We may not be able to compete effectively with the regional Bell operating companies in the provision of long distance services.

Regional Bell operating companies have received authorization to provide long distance telephone service in each of the states in which we operate. Regional Bell operating companies have succeeded in capturing substantial market shares in long distance services. By obtaining such authorizations, a major incentive that the regional Bell operating companies have to cooperate with businesses such as our edge-out operations to foster competition within their service areas has been removed. In addition, the mergers of AT&T and MCI with certain Regional Bell operating companies may give them a competitive advantage against us in some areas. When regional Bell operating companies offer both long distance and local exchange services, they reduce a competitive advantage which businesses like our edge-out operations currently have in those regions.

Failure to attract and retain qualified management and other personnel could adversely affect our business.

Our business is dependent upon a small number of key executive officers. We have entered into employment, confidentiality and noncompetition agreements with Messrs. J. Stephen Vanderwoude, Paul H. Sunu, Kenneth W. Amburn, Michael T. Skrivan and Bruce J. Becker providing for employment of each executive effective January 1, 2006. Each of the agreements expires on March 31, 2009. The agreements are subject to termination by either party (with or without cause) at any time subject to applicable notice provisions. Additionally, the agreements prohibit the executives from competing with us for a maximum period of up to 12 months following termination for cause or voluntary termination of employment. We have not entered into employment agreements with any other key executives.

We may not be able to renew or extend our current employment, confidentiality and noncompetition agreements after they expire on terms that are acceptable to us or at all. In addition, we may not be able to attract or retain other skilled management personnel in the future. The loss of the services of key executive officers and other personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on our business or results of operations.

Risks Related to Our Regulatory Environment

We are subject to extensive government regulation that could change in a manner adverse to us.

We are subject to varying degrees of federal, state and local regulation. A majority of our revenues come from the provision of services regulated by the FCC and various state regulatory bodies. Many aspects of our services and operations are subject to federal and state regulation, including the introduction and pricing of new services, compliance with demands from law enforcement and national security agencies, privacy of customers’ information and our use of radio frequencies. The impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on our operations are unpredictable. Any such changes could materially increase our compliance costs, require redesign of rate structures or prevent us from implementing our business plan. Regulation of the telecommunications industry is changing rapidly, which affects our business opportunities, competitive position and other aspects of our business. The regulatory environment varies substantially from state to state. In the states in which we provide services, we are generally required to obtain and maintain certificates of authority from regulatory bodies and file tariffs where we offer intrastate services.

A reduction in universal service fund payments would adversely affect our business, results of operations and cash flow.

We benefit from statutory and regulatory requirements that rates in rural areas be reasonably comparable to rates in urban areas, which results in state and federal universal service funding payments in high cost rural areas. For the years ended December 31, 2005 and December 31, 2004, revenues attributable to such payments represented 7.0% and 6.5%, respectively, of our total revenues. Under the current regulatory scheme, as the number of access lines that we have in any given state increases, the rate at which we can receive certain payments decreases. Therefore, as we implement our growth strategy, our eligibility for such payments or the amount of such payments may decrease.

There are a number of factors which impact universal service funding payments. The recent history of declining interstate long distance revenues reduces the assessment base for federal universal service funding. The increase in payments to wireless carriers designated as eligible telecommunications carriers has resulted in increased funding requirements. The increased number of subscribers to VOIP services may reduce the number of wireline local services which constitute a portion of the assessment base for universal service funding. The continued scrutiny of federal universal service funding could trigger regulatory or legislative changes in how assessments are made for contributions to the fund, how payments are calculated for rural local exchange carriers such as our rural telephone companies and what companies will be eligible for such payments. In addition, there are a number of appeals challenging several aspects of the FCC’s universal service rules. We cannot predict with certainty whether regulatory or legislative changes will occur or when such changes would occur. If we are unable to receive payments from the universal service funds, or if such payments are reduced, our business, results of operations and cash flow would be negatively affected.

As the incumbent local exchange carrier in our service areas, we are subject to regulation that is not applicable to our competitors.

Existing federal and state rules impose obligations and limitations on us as the incumbent local exchange carrier in some of our markets that are not imposed on our competitors. Federal obligations to share facilities, justify tariffs, maintain certain types of accounts and file certain types of reports are all examples of disparate regulation. While our edge-out and long distance businesses are also subject to government regulation, our incumbent local exchange carrier operations, in particular, are highly regulated at both the federal and state levels.

Regulatory decisions relating to unbundling, interconnection with competitors and pricing of network services may increase our costs of providing services to our edge-out customers and/or reduce the rates that we are permitted to charge customers for our services.

The Telecom Act requires incumbent local exchange carriers to enter into agreements to interconnect with, sell unbundled network elements to and sell services for resale to competitive local exchange carriers. Our ability to compete in the local exchange market as a competitive local exchange carrier may be adversely affected by the incumbent local exchange carrier’s pricing of such offerings and related terms, such as the availability of operation support systems and local number portability, and would be adversely affected if such requirements of the Telecom Act were repealed. Furthermore, the FCC’s recent Triennial Review Order and subsequent related decisions reduce certain of the incumbent local exchange carrier’s obligations to provide competitive local exchange carriers like ours with access to their network elements. This may increase the costs of providing services to our edge-out customers, require us to make extensive investments in new network equipment to serve edge-out customers or delay or otherwise limit or affect our ability to expand our edge-out operations. The FCC’s rules are subject to various court appeals and further regulatory proceedings. The general uncertainty regarding changes to the unbundling rules results in additional instability for our operations, which may possibly lead to further reductions in revenues.

In addition, depending on the implementation of the Telecom Act, our incumbent local exchange carrier operations may be forced to interconnect with, and sell such services and elements to, competitors at prices that do not fully recover our costs of providing such services. If we continue to be unable to charge rates that fairly compensate us for providing unbundled network services, our operating results could be adversely affected. In addition, it is possible that in each state in which we have incumbent local exchange carrier operations, interexchange carriers that pay our incumbent local exchange carriers intrastate access charges may initiate proceedings to reduce our intrastate access charge rates. The outcome of any such proceedings could further adversely affect our financial results.

The rates we charge our local telephone customers are based, in part, on a rate of return authorized by regulators. These authorized rates, as well as allowable investment and expenses, are subject to review and change by those regulators at any time. To the extent that any business is over-earning, the state regulators may issue an order requiring us to reduce our rates. While we have not been required to reduce our rates in the past, if regulators order us to reduce our rates, our results of operations could be adversely affected.

FCC regulations also affect rates that are charged to our customers. The FCC approves tariffs for interstate access and subscriber line charges, both of which contribute to our revenue. If the FCC lowers interstate access charges, we may be required to recover more revenue through subscriber line charges or forego this revenue altogether. This could reduce our revenue and impair our competitive position.

Judicial review and FCC decisions pursuant to the Telecom Act may adversely affect our business.

With the passage of the Telecom Act, the regulation of our services has been subject to numerous administrative proceedings at the federal and state level, litigation in federal and state courts and legislation in federal and state legislatures. The outcome of the various proceedings, litigation and legislation and the extent to which they may adversely affect our business or results of operations is difficult to predict and plan for in advance. Any unfavorable outcomes may affect our financial position, results of operations or cash flows, including our ability to service our indebtedness or pay dividends on our common stock.

Changes to existing laws and regulations to which we are subject, and the introduction of new technologies, including VOIP, may result in loss or reduction of revenues from network access charges.

Access and interconnection charges, which consist of revenues from end users for interstate subscriber line charges, from wireless carriers for termination of local wireless calls and from interexchange carriers for originating, terminating and transporting long distance and high speed data services on our local network, accounted for 27.9% and 29.9% of our revenues for the years ended December 31, 2005 and December 31, 2004, respectively.

Large long distance providers have advocated in the past, and continue to advocate, that access charges they are required to pay should be reduced and the revenues replaced, perhaps only in part, by raising the fees charged to business and residential customers or by receipts from a universal service fund. Large long distance providers have also argued and continue to argue that access charges do not apply to specific types of traffic. The combined or individual results of these long distance carrier efforts could be to reduce the amount of access charge revenue we receive. Access charge reform is a key element of the universal service issues under review by state and federal regulators and legislators. Any action taken on any of these issues may have an adverse effect on our revenues and costs.

The emerging technology known as VOIP can be used to carry user-to-user voice communications over broadband or dial-up service. The FCC has ruled that some VOIP arrangements are not regulated as telecommunications services, but that a conventional telephone service that uses Internet protocol in its backbone is a telecommunications service. The FCC has initiated a proceeding to review the regulatory status of VOIP services and the possible application of various regulatory requirements to VOIP providers, including the payment of access charges. Expanded use of VOIP technology instead of traditional wireline communications could reduce the access revenues received by local exchange carriers like us.

Risk Factors Related to the Notes

Because our subsidiaries do not guarantee the notes, the assets of our subsidiaries will be subject to the prior claims of all creditors, including trade creditors, of such subsidiaries.

Madison River Capital is a holding company with no direct business operations of its own, and its principal assets consist of the capital stock and member interests of its wholly-owned operating subsidiaries. We are dependent upon dividends and other payments from our subsidiaries to provide the funds necessary to meet our obligations, including the payment of principal of and interest on the notes. Our subsidiaries, however, are legally distinct from us, and our subsidiaries will have no obligation, contingent or otherwise, to pay amounts due pursuant to the notes or to make funds available to us for such payment. Because our subsidiaries do not guarantee the notes, any right of the issuers to receive assets of any subsidiary upon the subsidiary’s liquidation or reorganization (and consequent right of the holders of the notes to participate in the distribution or realize proceeds from those assets) will be subject to the prior claims of all creditors, including trade creditors, of such subsidiary in a liquidation or reorganization. The ability of our subsidiaries to make payments to us will be subject to, among other things, the availability of funds, the terms of those subsidiaries’ indebtedness (which limits their ability to pay dividends or make distributions) and applicable state laws. Claims of our subsidiaries’ creditors, including trade creditors, will generally have priority as to the assets of the subsidiaries over the claims of the holders of Madison River Capital’s indebtedness, including the notes.

The holders of a majority of the notes have the right to waive defaults under and to modify the indenture.

Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the notes then outstanding have the right to:

•	waive certain existing defaults or events of default;

•	waive compliance with certain provisions of the indenture or the notes;

•	modify or supplement the indenture; and

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture.

These provisions of the indenture could allow actions affecting the notes to be taken without the approval of all of the holders of the notes and thus may have an adverse effect on the holders of the notes who do not approve of such actions.

We may not be able to obtain financing necessary to complete a change of control offer under the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all notes then outstanding. For example, under the terms of MRTC’s Operating Agreement, at any time on or after January 16, 2006, certain members may require MRTC to purchase all of their redeemable member units at an amount equal to the fair market value of such units. Such an event could result in a “Change of Control” under the indenture. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facilities will not allow such repurchases. In particular, a change of control may cause an acceleration of the indebtedness outstanding under our credit facilities, in which case the indebtedness would be required to be repaid in full before redemption or repurchase of the notes. Certain important corporate events, however, such as a leveraged recapitalization, which would increase the level of our indebtedness, would not constitute a “Change of Control” under our credit facilities. See “Description of the Notes—Repurchase at the Option of Holders.”

You may find it difficult to sell your notes.

Although it is not obligated to do so, Goldman Sachs makes a market in the notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of Goldman Sachs. No assurance can be given as to the liquidity of or the trading market for the notes, or the ability of the holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. The notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Historically, the market for securities similar to the notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. We cannot assure you that the market for the notes, if one exists, will not be subject to similar disruptions.

Goldman Sachs may be deemed to be an affiliate of ours and, as such, may be required to deliver a prospectus in connection with its market-making activities in the notes. Pursuant to a registration rights agreement, we agreed to file and maintain a registration statement that would allow Goldman Sachs to engage in market-making transactions in the notes. Subject to certain exceptions, the registration statement will remain effective for as long as Goldman Sachs may be required to deliver a prospectus in connection with market-making transactions in the notes. We have agreed to bear all the costs and expenses related to such registration statement.

FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek” or “believe.” We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	our ability to service our significant amount of indebtedness;

•	our inability to achieve profitability;

•	our ability to sustain our revenues;

•	our dependence on economic conditions in the local markets we serve;

•	significant and growing competition in the telecommunications industry;

•	the advent of new technology that may force us to expand or adapt our network in the future;

•	our increasing dependence on the sale of broadband services;

•	the success of efforts to expand our service offerings and grow our business;

•	our ability to execute our acquisition strategy, including successfully integrating acquired businesses;

•	our success in returning our edge-out services to positive cash flow generation and maintaining a sustainable line of business capable of funding its own operations;

•	unanticipated network disruptions;

•	our ability to obtain and maintain the necessary rights-of-way for our networks;

•	our dependence on other companies in the telecommunications industry with which we have material relationships;

•	our ability to compete effectively with the regional Bell operating companies, cable television, wireless, VOIP and other telecommunication competitors, which may have greater resources than us;

•	our dependence on our key personnel;

•	our ability to raise additional capital on acceptable terms and on a timely basis;

•	a reduction in universal service fund payments;

•	our regulatory environment; and

•	other risks detailed in our filings with the SEC.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the statements in those sections.

MARKET AND INDUSTRY DATA

Market data used throughout this prospectus was obtained from our internal surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the information. We have not independently verified the market data. Similarly, our internal surveys, while believed to be reliable, have not been verified by any independent sources.

USE OF PROCEEDS

This prospectus is delivered in connection with the sale of the notes by Goldman Sachs in market-making transactions. We will not receive any of the proceeds from such transactions.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2005. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Indebtedness” and our consolidated financial statements, including the related notes thereto, and other financial data appearing elsewhere in this prospectus.

December 31, 2005
(Dollars in thousands)
Cash and cash equivalents	$20,100

Long-term debt:
Long-term senior secured debt (a)	$475,000
Senior notes (b)	83,338

Total long-term debt	558,338
Redeemable minority interest	2,000
Member’s capital:
Member’s interest	251,837
Accumulated deficit	(189,960)
Accumulated other comprehensive loss	(3,082)

Total member’s capital	58,795

Total capitalization	$619,133

(a)	As of December 31, 2005, our long-term senior secured debt consisted of a seven-year, $475.0 million senior secured credit facility with a syndicate of banks that matures in July 2012. In addition, we also have an undrawn, $75.0 million revolving line of credit facility with the RTFC. Due to certain covenants contained in our credit agreement, primarily financial ratios that restrict the amount of senior secured debt and total debt that we may carry at any time, the amount available to be drawn on our revolving line of credit was limited to approximately $65.2 million at December 31, 2005.
(b)	At December 31, 2005, we had $84.0 million in senior notes outstanding at par value less an unamortized discount of $0.7 million. On March 27, 2006, we voluntarily redeemed an additional $7.0 million of our senior notes at 104.417% of par value leaving $77.0 million in senior notes outstanding.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial and operating data as of and for each of the five years in the period ended December 31, 2005. We are a wholly-owned subsidiary of MRTC, having been organized on August 26, 1999 as a limited liability company under the provisions of the Delaware Limited Liability Company Act.

The following selected historical financial data for Madison River Capital as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been derived from Madison River Capital’s audited consolidated financial statements and related notes included in the back of this prospectus. The following selected historical financial data for Madison River Capital as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from Madison River Capital’s audited consolidated financial statements and related notes, which are not included in this prospectus.

This selected historical financial and operating data should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Madison River Capital’s audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2005	2004	2003	2002	2001
Statement of Operations Data:
Total operating revenues	$193,185	$194,158	$186,460	$184,201	$184,263
Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	56,357	56,535	49,414	55,221	68,372
Depreciation and amortization	40,705	45,003	52,054	50,649	58,471
Selling, general and administrative expenses	37,428	36,969	36,494	41,466	53,357
Impairment charge on long-lived assets	647	—	—	—	—
Restructuring (benefit) charge	(247)	—	(718)	2,694	2,779

Total operating expenses	134,890	138,507	137,244	150,030	182,979

Net operating income	58,295	55,651	49,216	34,171	1,284
Interest expense	(53,351)	(59,278)	(62,649)	(63,960)	(64,624)
Loss on extinguishment of long-term debt	(11,128)	(212)	—	—	—
Other income (expense)	5,041	4,193	3,626	(2,486)	(14,813)

(Loss) income before income taxes and minority interest expense	(1,143)	354	(9,807)	(32,275)	(78,153)
Income tax (expense) benefit	(493)	(753)	4,940	(3,625)	6,064
Minority interest expense	—	—	—	(275)	(1,075)

Net loss	$(1,636)	$(399)	$(4,867)	$(36,175)	$(73,164)

Other Financial Data:
Capital expenditures	$16,371	$14,643	$12,223	$12,344	$39,936
Net cash provided by (used in) operating activities	40,247	38,932	43,769	32,092	(19,770)
Net cash provided by (used in) investing activities	19,588	(12,460)	(10,019)	(10,714)	(24,013)
Net cash (used in) provided by financing activities	(74,221)	(20,129)	(25,561)	(23,030)	1,979
Ratio of earnings to fixed charges (a)	—	1.0 to 1	—	—	—
EBITDA (b)	92,913	104,635	104,896	82,059	43,867

Balance Sheet Data (at period end):
Cash and cash equivalents	$20,100	$34,486	$28,143	$19,954	$21,606
Telephone plant and equipment, net	275,244	292,893	321,535	359,365	396,794
Total assets	714,569	781,004	807,142	844,771	896,578
Long-term debt, including current portion	558,338	618,076	637,213	661,568	680,018
Total member’s capital (c)	58,795	60,760	61,196	68,071	66,731

Other Operating Data (Unaudited):
Access lines	192,239	193,092	200,365	206,597	211,540
Broadband and high speed data connections	46,226	40,215	24,863	17,128	11,831
Employees	601	625	643	664	783

(a)	The ratio of earnings to fixed charges is computed by dividing earnings, which consist of income before income taxes, minority interest expense in consolidated subsidiaries, loss on investments accounted for using the equity method and fixed charges (other than capitalized interest), by fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the year ended December 31, 2004, the ratio of earnings to fixed charges for Madison River was 1.0 to 1. For the years ended December 31, 2005, 2003, 2002 and 2001, earnings of Madison River were insufficient to cover fixed charges by $1,073, $9,614, $31,035 and $75,787, respectively.

(b)	EBITDA consists of our net income (loss) before interest expense, income tax benefit (expense) and depreciation and amortization. We believe that net cash provided by (used in) operating activities is the most directly comparable financial measure to EBITDA under generally accepted accounting principles. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditure and working capital requirements as well as pay dividends. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net income (loss) as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements or to pay dividends. Other companies in our industry may present EBITDA differently than we do.

Set forth below is a reconciliation of our cash provided by (used in) operating activities to EBITDA:

	Year Ended December 31,
	2005	2004	2003	2002	2001
Net cash provided by (used in) operating activities	$40,247	$38,932	$43,769	$32,092	$(19,770)
Adjustments:
Depreciation and amortization	(40,705)	(45,003)	(52,054)	(50,649)	(58,471)
Impairment charge on long-lived assets	(647)	—	—	—	—
Deferred income taxes	5,516	(903)	7,211	(8,812)	5,079
Losses on investments carried on the equity method	(71)	(156)	(193)	(3,338)	(11,306)
Loss on the extinguishment of long-term debt	(11,128)	(212)	—	—	—
Realized loss on disposal of marketable equity securities	—	—	(343)	(3,985)	(9,452)
Other non-cash items	630	645	693	(315)	1,078
Changes in operating assets and liabilities	4,522	6,298	(3,950)	(1,168)	19,678

Net loss	(1,636)	(399)	(4,867)	(36,175)	(73,164)
Income tax expense (benefit)	493	753	(4,940)	3,625	(6,064)
Interest expense	53,351	59,278	62,649	63,960	64,624
Depreciation and amortization	40,705	45,003	52,054	50,649	58,471

EBITDA	$92,913	$104,635	$104,896	$82,059	$43,867

(c)	Includes member’s interest, accumulated deficit and accumulated other comprehensive income (loss).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with Madison River Capital’s consolidated financial statements, including the notes related thereto, and other financial data appearing elsewhere in this prospectus including “Summary-Summary Historical Financial and Operating Data,” “Capitalization” and “Selected Historical Financial and Operating Data.” Certain statements set forth below constitute “forward-looking statements” that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Included in our discussion and analysis of our operating results are comparisons of EBITDA. EBITDA consists of our net income (loss) before interest expense, income tax benefit (expense) and depreciation and amortization. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditure and working capital requirements. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net income (loss) as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements. Other companies in our industry may present EBITDA differently than we do. A reconciliation of our net cash provided by (used in) operating activities to EBITDA can be found in footnote (b) of our Selected Financial Data included in this prospectus.

Our operations are classified into two reportable segments, our RLEC operations and our edge-out services. Our RLEC operations represent the operations of our four rural telephone companies providing a variety of telecommunications services, including local and long distance voice services and Internet access services to business and residential customers in their franchised territories, which we refer to as our RLEC markets. In the following discussion, included within our RLEC operations as a separate line of business are our edge-out services. See note 13 to our audited consolidated financial statements included elsewhere in this prospectus for further information regarding our segments.

Overview

We operate four rural telephone companies that serve business and residential customers in Alabama, Georgia, Illinois and North Carolina. We offer our customers a variety of telecommunications services, including local and long distance services, Internet and enhanced data services, telephone directory and other miscellaneous services and edge-out services. At December 31, 2005, we had 238,465 voice access line, broadband and high-speed data connections in service in our RLEC operations and our edge-out services.

On December 23, 2004, Madison River Communications Corp., an entity formed to serve as the successor to MRTC, filed a Registration Statement on Form S-1 with the SEC for the purpose of registering its common stock in connection with an initial public offering. The Form S-1 has not yet become effective. Those securities may not be sold nor may offers to buy be accepted prior to the time the Form S-1 becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of those securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The consummation of the initial public offering is subject to various contingencies, including market conditions. There can be no assurance that the initial public offering and the related transactions will be completed on the terms described in the Form S-1 or at all. See “ — Proposed Initial Public Offering of Common Stock by Madison River Communications Corp. and Related Transactions” for further information.

Our rural telephone markets which we serve as the incumbent local exchange carrier are located in Foley, Alabama; Hinesville, Georgia; Galesburg, Dixon and Pekin, Illinois and Mebane, North Carolina. In addition, our rural telephone company in North Carolina serves as the incumbent local exchange carrier in the Milton and Gatewood exchanges which were acquired in April 2005 and are in close proximity to Mebane. We refer to these four companies as our RLEC operations. We also provide edge-out services as a competitive local exchange carrier in territories that are in close proximity to our rural telephone markets. We currently provide edge-out services to medium and large customers in two markets: (i) the Triangle (Raleigh, Durham and Chapel Hill) and the Triad (Greensboro and Winston-Salem) in North Carolina; and (ii) Peoria and Bloomington in Illinois. As we have announced, we are in the process of systematically shutting down our edge-out service operations in New Orleans, Louisiana and nearby cities. We suspended the provision of voice and data services to predominantly all of our affected customers as of March 1, 2006. We expect to complete the closure of these operations, including termination of certain contracts and removal of our equipment, by the third quarter of 2006. The decision to close these operations was the direct result of the loss of customers and decline in business from the impact of Hurricane Katrina on this region. The management and operating responsibility for the edge-out operations are provided by the managers of the respective rural telephone companies.

Our edge-out services include not only local exchange carrier services but also a transport service that provides transport and Internet Protocol, or IP, transit services to other carriers and large businesses along approximately 2,400 route miles of fiber optic network. The majority of this network comprises a long-haul network in the Southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the five Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston, Texas. We have designated Atlanta and Dallas as our Internet egress points. Because the fiber transport business continues to be extremely competitive, we are not actively expanding this line of business at this time. However, our fiber optic network is a valuable resource for our rural telephone companies in their provision of dial-up, broadband and high-speed access services to their customers as they use our fiber optic network to connect to the Internet. Supporting our retail Internet access business in our rural telephone operations is the predominant use of our fiber transport facilities.

Since our inception, our principal activities have been the acquisition, integration, operation and improvement of rural telephone companies. In acquiring our four rural telephone companies, we purchased established businesses with stable cash flows, governmental authorizations and certifications in place, operational support systems, experienced management and key personnel and technologically advanced facilities. We continue to develop the established markets in which our rural telephone companies operate with successful marketing of related services and broadband products and we are controlling expenses through the use of business process management tools and other methods. Our objective for our edge-out services is to maintain a line of business that generates sufficient cash flows to fund its own operations and capital requirements and does not harm the enterprise as a whole. Accordingly, we utilize a rigorous set of criteria for evaluating new customers and determining the desirability of renewing existing contracts for customers of our edge-out services.

Factors Affecting Future Operations

The following is a discussion of the primary factors that we believe will affect our operations over the next few years.

Revenues

Our revenues are derived principally from the sale of voice and data communications services to business and residential customers in our established rural telephone markets. For the year ended December 31, 2005, approximately 94.6% of our operating revenues came from our RLEC operations and 5.4% from our edge-out services. For the year ended December 31, 2004, approximately 93.9% of our operating revenues came from our RLEC operations and 6.1% from our edge-out services. We are managing our RLEC operations to increase revenues from local and long distance voice services, broadband Internet access and enhanced data and other related telecommunication services. We believe the sale of communications services to customers in our RLEC markets will continue to provide the predominant share of our revenues for the foreseeable future and will increase significantly as a percentage of our total revenues for the Company. We expect revenues from our edge-out services to decrease significantly from past levels as a result of the systematic shut down of our operations in New Orleans, Louisiana.

On August 29, 2005, Hurricane Katrina came ashore east of New Orleans, Louisiana and caused significant wind and flood damage to areas of Mississippi and Louisiana, including New Orleans. The effects of the storm and subsequent flooding impacted our edge-out services operations in New Orleans and, to a lesser degree, our RLEC operations in Alabama. A portion of our edge-out service operations is serving customers located in New Orleans and surrounding communities including Biloxi and Gulfport, Mississippi. Our facilities in New Orleans sustained some damage but remained operational. However, the significant impact of Hurricane Katrina on the economy in New Orleans and surrounding regions directly resulted in a significant loss of our customers and decline in our business. As a result of these factors, we made the decision to systematically shut down our operations in New Orleans. We notified our affected customers in December 2005 of our decision and we suspended the provision of voice and data services to these customers as of March 1, 2006. We expect to complete the process of shutting down our operations, including the termination of certain contracts and removal of our equipment, by the third quarter of 2006. We served approximately 3,800 connections in New Orleans and nearby communities with revenues of approximately $3.0 million to $3.5 million annually prior to the impacts of the storm. We do not believe the termination of our operations in New Orleans will have a material impact on our results of operations, cash flows or EBITDA.

At Gulf Telephone Company in Foley, Alabama, we did not incur any major damage to our central office or remote switch locations but we did incur storm-related damages in certain of our outside plant facilities, primarily in the coastal communities we serve. As a result of the storm, a minimal amount of voice access lines and broadband connections were taken out of service. During the fourth quarter, we made approximately $3.7 million in additional capital expenditures at Gulf Telephone Company to add significantly more high-capacity fiber optic transport lines using a network architecture that will enhance network survivability and to repair storm damage to our network sustained as a result of the storm. The additional fiber will strengthen our ability to sustain service to our customers through catastrophic storms and will also create a dynamic network platform for providing high bandwidth services to our customers in Alabama. The fiber deployment includes “intelligent” electronics and the network was designed with “ring” architecture so that if a portion of the network is damaged, the network will immediately sense the damage and automatically route traffic in another direction. These enhancements should make our network resistant to outages from storms or other network disruptions and we believe may provide stability to our revenues in the event that this area is impacted by future storms.

Our fiber transport business, which provides services to other carriers and major accounts, will increase its revenues only if certain profit margins are obtained without making significant additional capital investments. Because the fiber transport business is highly competitive, we do not anticipate any growth in this line of business at this time. We will continue to use our fiber transport facilities to support our retail Internet access business in our RLEC operations, which is its predominant use.

At December 31, 2005, we had 238,465 voice access lines and broadband connections in service compared to 233,307 connections in service at December 31, 2004, an increase of 5,158 connections, or 2.2%. Our RLEC operations had 225,887 connections in service at December 31, 2005 and 220,774 connections in service at December 31, 2004, an increase of 5,113 connections, or 2.3%. For our edge-out services, connections in service at December 31, 2005 and December 31, 2004 were 12,578 and 12,533, respectively, an increase of 45 connections, or 0.4%.

Voice access lines refer to local telephone service provided to residential and business customers. Broadband connections are the high-speed connections provided to end users for purposes of accessing the Internet. Most broadband customers are residential customers who also subscribe to our local telephone service. In our edge-out services, our customers are primarily medium and large businesses that we actively market our services to through sales calls. Our revenues are highly dependent on the number of connections in service.

The services we offer to customers may be purchased separately, but are increasingly being included in a package with selected other service offerings, often referred to as bundling, and sold at a discount to the a la carte pricing for the services. An important part of our sales and marketing strategy for our RLEC operations emphasizes the bundling of services and the benefits it provides to our customers. We have branded our primary residential bundled offering as our No Limits-Broadband package. The No Limits-Broadband bundle is marketed to our residential customers at a price that varies slightly by location. The No Limits-Broadband package offers:

•	unlimited local telephone service;

•	unlimited nationwide long distance;

•	unlimited use of our most popular custom calling features, including caller identification and voicemail; and

•	unlimited use of our high-speed broadband service for Internet access.

Since its introduction in the fourth quarter of 2003, our results have shown that the No Limits-Broadband package has been successful in increasing penetration rates in services such as broadband and long distance. Many of our existing customers selecting the No Limits-Broadband package are new broadband subscribers and long distance customers, and this has led to an overall increase in our monthly average revenue per unit for a subscriber of the No Limits bundle. We intend to continue to enhance our bundled service offerings with promotional pricing and new service additions. We have begun to offer a No Limits-Telephone bundle in selected markets. This bundle includes the first three voice services and feature sets listed above, but not the broadband service. Customers switching to No Limits-Telephone may result in a reduction in our average revenue per unit since they would not be taking our broadband service.

During 2005, we entered an agreement with the National Rural Telecommunications Cooperative that allows us to offer DIRECTV satellite television service to our customers. We believe that this is an attractive enhancement to our current bundled service offerings as we will now be able to provide a video offering in addition to our current voice and data offerings. We commenced the introduction of this satellite television offering during the second quarter of 2005 primarily through a soft roll-out of the service to our employees and other selected customers. We introduced this product to all of our customers during the third quarter of 2005. While this product offering will be important to our overall bundle of services, we do not believe that it will have a significant impact on our results of operations or cash flows going forward.

On April 30, 2005, our North Carolina rural telephone company, Mebtel, Inc., completed the acquisition of rural telephone assets comprising two exchanges in North Carolina. As of December 31, 2005, these exchanges served 3,515 voice access lines, 2,514 long distance accounts, 192 broadband connections and 102 dial-up Internet accounts. We upgraded the network used to provide services in these two exchanges and began offering broadband service during the third quarter of 2005.

We believe we have been successful in competing with high-speed Internet access products from competitors, particularly cable television operators, in our markets in recent years as the number of broadband subscribers we serve in our RLEC operations has continued to increase. We believe that our position as first to market with high-speed broadband service in all of our markets, the execution of our strategy and our ability to deliver a quality broadband product at a competitive price and in a timely manner has made us the provider of choice in our markets. Currently, we are capable of providing broadband service to approximately 99% of our access lines. With the introduction of our No Limits package, we experienced significant growth in broadband subscribers in 2004 and 2005 compared to prior years. As of December 31, 2005, our penetration rate for residential broadband connections as a percentage of primary residential voice access lines was 36.5% compared to 35.7% at September 30, 2005 and 32.2% at December 31, 2004. Although we cannot be certain, we anticipate that our broadband product offerings will continue to provide a source of increasing revenues for our RLEC operations in future quarters. As of December 31, 2005, we had 45,569 broadband connections in service, an increase of 6,007 connections from 39,562 broadband connections in service at December 31, 2004. As anticipated, the rate at which we are adding new broadband connections slowed in 2005 compared to 2004. Our broadband connections increased by 15,381 connections in 2004 compared to 6,007 connections in 2005. We believe we will continue to add new broadband connections in future quarters but at a slower pace than we experienced in recent quarters. As discussed further below, we have lost broadband connections as a result of hurricane-related damages in Alabama and a full deployment of troops stationed at the military bases near Hinesville, Georgia. Excluding the loss of broadband connections from these events, which we believe are temporary, our increase in broadband connections in service would have been approximately 6,795 connections, or 17.2% from December 31, 2004.

As we have increased the number of broadband connections we serve, we have experienced a decrease in the number of dial-up Internet accounts in service. At December 31, 2005, we had 11,800 dial-up Internet customers, which was a decrease of 3,793 accounts, or 24.3%, from 15,593 dial-up Internet accounts at December 31, 2004. We believe that a significant percentage of the decrease in dial-up Internet customers is the result of customers migrating from our dial-up Internet service to our broadband service.

We have also been successful in growing penetration rates in our RLEC operations for the provision of long distance and related telecommunications services to our customers. At December 31, 2005, we had 108,407 long distance accounts compared to 101,469 long distance accounts at December 31, 2004, an increase of 6.8%. Our long distance penetration of total access lines was 60.1% and 56.0% at December 31, 2005 and 2004, respectively. In addition, our penetration rates for our primary custom calling features including voicemail, caller identification, call waiting and call forwarding as of December 31, 2005 have increased since December 31, 2004. A substantial portion of the growth in long distance accounts served and custom calling features provided can be attributed to the success of our No Limits bundles, and to our acquisition of two exchanges in North Carolina during the second quarter of 2005.

As of December 31, 2005, our RLEC operations had 180,318 voice access lines in service, which is a decrease of 894 voice access lines, or 0.5%, from 181,212 voice access lines in service at December 31, 2004. The decrease in voice access lines can be attributed primarily to four factors that are impacting our business.

First, at our rural telephone company in Illinois, Gallatin River Communications, the local economies served by Gallatin River continue to display a persistent weakness. This market is predominantly industrial and agricultural in nature and has experienced significant losses in its business base in recent years, resulting in higher unemployment. This continued slowdown in this region has impacted the number of voice access lines we serve. In this market, primary voice access lines, which we define as total voice access lines less second lines, declined by 3,781 lines from December 31, 2004 to December 31, 2005, accounting for the predominant share of the decline in voice access lines during this period. We are uncertain at this time regarding the future trend for voice access lines at Gallatin River, but absent any improvement in the local economies comprising this market, we expect access lines in service in this market will continue to decline in the near term. We are also uncertain what the impact of the introduction of voice services by cable telephone companies will have on our voice access lines in this market. We expect such services will be available in mid-2006.

Second, we have experienced a temporary decrease in the number of voice access lines served by our rural telephone company in Georgia, Coastal Utilities, Inc., as a result of the full deployment of troops stationed at Fort Stewart and Hunter Army Airfield to Iraq. The deployment began during the fourth quarter of 2004 and was completed in February 2005. Coastal Utilities serves the Hinesville area, including the military bases where the deployed troops were stationed. We estimate that voice access lines in service at Coastal Utilities have decreased by approximately 1,357 lines at December 31, 2005 as a result of the deployment. Approximately 1,167 of those lines were disconnected during 2005. The deployment ended during the first quarter of 2006 as the majority of the troops returned to their military bases in Hinesville. However, we expect that our operations will continue to be impacted in the near term as certain of the troops go through the process of changing their assigned bases or retire from military service. We believe that we will recover the predominant share of these voice access lines as the level of troops at the military bases in Hinesville stabilizes following the deployment.

Third, storm-related damages from Hurricane Ivan in September 2004 resulted in a total of approximately 2,289 voice access lines being disconnected as of December 31, 2005. At December 31, 2004, approximately 2,842 voice access lines were disconnected, resulting in the recovery of approximately 553 lines since the end of 2004. Substantially all of these disconnected voice access lines are due to damage at the customer premises making the location unusable or uninhabitable until repairs or rebuilding, if necessary, can be completed. In August 2005, Gulf Telephone Company received some damage from Hurricane Katrina, though significantly less than the damages incurred from Hurricane Ivan. The Company estimates that approximately 39 voice access lines were disconnected as of December 31, 2005 as a result of Hurricane Katrina. We believe that these voice access lines disconnected as a result of the hurricanes should return to service as repairs and restorations in the coastal areas served by Gulf Telephone Company are completed.

A final factor impacting the number of voice access lines served is the growth in our broadband connections and corresponding decrease in the number of second lines served. We believe that as our existing customers migrate from our dial-up Internet service, where they may also purchase a second line from us to use in connecting to the Internet, to our broadband service where they no longer need a voice access line to connect to the Internet, they often remove the second line from service. Accordingly, the number of second lines in service decreased by 1,558 lines, or 21.9% from 7,103 second lines in service at December 31, 2004 to 5,545 second lines in service at December 31, 2005. We believe as we continue to increase the number of broadband connections we serve, we will continue to experience a decline in the number of second lines we serve.

The decrease in voice access lines was partially offset by the acquisition of two exchanges in North Carolina in the second quarter of 2005 from which we served 3,515 voice access lines as of December 31, 2005. Excluding the positive impact of the acquisition of the two exchanges, the voice access line losses related to hurricane damage in Alabama and the troop deployment in Georgia, both of which we believe are temporary, and the loss of second lines, our decrease in voice access lines would have been approximately 2,198 lines, or 1.2%, during the twelve month period ended December 31, 2005.

We currently face competition from, and in the future may face additional competition from, other telecommunications providers, which we believe will be primarily from cable television companies and wireless telecommunications providers. We face competition for high-speed access to the Internet from cable television companies in each of our markets. Further, cable television companies are deploying the ability to provide voice services over their network facilities which creates additional competition for our local and long distance voice services. We believe that we will face competition from cable television companies for our voice services in each of our rural telephone markets beginning in 2006. In addition, we believe that certain customers in our markets substitute their wireless telephones for their wireline telephones. We expect the competition for the services we provide will intensify and as such, we may experience further declines in our voice access lines. Accordingly, our local, long distance and network access service revenues may decrease as a result.

On May 6, 2005, the State of Alabama signed into law the Alabama Communications Reform Act of 2005, or the Alabama Act. Our rural telephone company, Gulf Telephone Company, serves customers in Foley, Alabama and surrounding areas. The Alabama Act became effective August 1, 2005, although many of its provisions become effective at a later date. The Alabama Public Service Commission, or APSC, has established a Price Flexibility plan, which is an alternative to the deregulation option under the Alabama Act. The APSC Price Flexibility plan provides price flexibility in competitive situations in return for the electing company agreeing to offer an expanded local calling plan and agreeing to offer its network to competition. Rates are based on annual price adjustments, not on rate of return regulation. Gulf Telephone Company, after a comprehensive review of its options, has elected to operate under the Price Flexibility plan adopted by the APSC. We do not believe this election will have a material impact on our financial position, results of operations or cash flows.

Our RLEC operations benefit from statutory and regulatory requirements that rates in rural areas be reasonably comparable to rates in urban areas, which results in state and federal universal service fund payments in high cost rural areas. For the years ended December 31, 2005 and 2004, revenues attributable to such payments represented 7.0% and 6.5%, respectively, of our total revenues. Under the current regulatory scheme, many factors impact the amount of universal service fund payments we receive. Among these factors are the amount of expenses incurred at our regulated telephone companies for the provision of services and the number of voice access lines we serve. Other factors are based on industry statistics that are beyond our control. Therefore, changes in our expenses and voice access line counts in combination with other industry factors may result in a decrease in the amount of universal service payments we receive.

On September 23, 2005, the Federal Communications Commission released the text of its order (the “FCC Order”) which eliminates the requirement for incumbent local exchange carriers, or ILECs, to share their broadband infrastructure with other broadband providers and competitors. Pursuant to the FCC Order, ILECs will have the choice to provide broadband infrastructure to affiliates and/or non-affiliates on a common carrier or non-common carrier basis. If an ILEC chooses to provide broadband facilities on a common carrier basis, it will continue to offer the service pursuant to interstate tariffs and will be obligated to provide the service to any party who requests service. Under this option, the ILEC will also be obligated to bill and remit federal universal service charges. If the ILEC chooses to provide the facility on a non-common carrier basis, it will do so on a non-tariffed but regulated basis. The FCC Order prohibits ILECs from offering end user broadband information services as a regulated offering. The FCC Order requires ILECs to continue providing loop unbundled network elements to competitors to use for broadband end user services. On the effective date of the FCC Order which will be established 30 days after the FCC Order is published in the Federal Register, any existing broadband infrastructure tariff offerings will remain in effect. After one year, the tariffs may be withdrawn and the Federal Communications Commission has already provided authorization to allow for the tariff withdrawal. ILECs may withdraw their tariffs sooner if other arrangements are made for their customers covered by these tariffs. ILECs will continue to make universal service contributions for 270 days after the effective date of the order based on “current contributions”. We are reviewing our options that are available under the FCC Order. We do not anticipate the affect of the FCC Order will have a material impact on our financial position, results of operations or cash flows.

In our edge-out services, revenues decreased in 2005 compared to 2004. The decrease is primarily the result of the impact of the storm-related damages on our customer base in New Orleans and from sales of new services and renewals of expiring customer contracts not being sufficient to replace customers that ceased purchasing our services in our competitive markets. A large portion of the decrease is attributed to the loss of one customer in the third quarter of 2004 which resulted in the loss of approximately 2,200 voice access lines where we had revenues from this customer for a portion of 2004 but none in 2005. In addition, we have seen a decrease in revenues from our fiber transport business as we have not actively pursued the addition of new customers for that business due to significant price competition. At December 31, 2005, our edge-out services had 11,921 voice access lines and 657 high-speed data connections in service. At December 31, 2004, our edge-out services served 11,880 voice access lines and 653 high-speed data connections. This is an increase of 41 voice access lines, or 0.3%, and an increase of 4 high-speed data connections, or 0.6%.

Our objective for the edge-out services is to maintain a line of business that generates sufficient cash flows to fund its own operations and capital requirements and does not harm the enterprise as a whole. Accordingly, the decline in our business in New Orleans from the impacts of the hurricane resulted in our systematic shut-down of those operations. We will continue to monitor our other edge-out markets to be certain that this objective is being met and what changes may be necessary to our business to achieve this objective. In terms of business development, we are focusing our efforts on only adding customers that meet certain profitability criteria and on increasing our profitability and margins for services provided to existing customers when renegotiating their contracts at expiration.

Operating Expenses

Our primary operating expenses consist of cost of services and sales (exclusive of depreciation and amortization), selling, general and administrative expenses and depreciation and amortization.

Cost of services and sales

Our cost of services and sales includes:

•	plant specific costs and expenses, such as network and general support expense, central office switching and transmission expense, broadband costs, including modems, peripheral materials and egress and transport, information origination/termination expense, underlying carrier costs for long distance transmissions services and cable and wire facilities expense;

•	plant nonspecific costs, such as testing, provisioning, Internet service provider, or ISP, external help desk costs, network administration, outside plant administration, power and engineering;

•	materials and contract labor costs related to construction of certain telecommunication facilities and telecommunication equipment installations for customers;

•	the cost of collocating in incumbent local exchange carrier central offices and leasing unbundled copper loop lines and high capacity digital lines from the incumbent local exchange carriers to connect our customers and other carriers’ networks to our network; and

•	the cost of leasing transport from incumbent local exchange carriers or other providers where our fiber transport capacity is not available.

We have entered into interconnection agreements with BellSouth, Verizon, Sprint and AT&T which allow, among other things, the edge-out services to lease unbundled network elements from these incumbent local exchange carriers, at contracted rates contained in the interconnection agreements. We use these network elements to connect our edge-out services customers with our network. Other interconnection agreements may be required by our edge-out services. In addition, each of the edge-out services currently has the necessary certifications to operate in the states where it has customers.

In February and April 2005, we entered into agreements with two carriers to provide long distance transmission services for our customers. With our new agreements, we are not subjected to any minimum volume commitments as existed under our expiring contract.

On April 28, 2005, we completed a new collective bargaining agreement with the Communications Workers of America, covering 56 employees of Gallatin River Communications located in Galesburg, Illinois. On October 6, 2005 and November 30, 2005, we completed new collective bargaining agreements with the International Brotherhood of Electrical Workers, or IBEW, covering 52 employees of Gallatin River Communications in Pekin, Illinois and 29 employees in Dixon, Illinois, respectively. Each of the three agreements is for five years. An important element of each of these agreements was the ability to freeze the further accrual of benefits for these employees under our defined benefit pension plan in exchange for an enhancement to their defined contribution 401(K) plan. Effective with this change, the further accrual of benefits under our defined benefit pension plan for all participants in the pension plan is now frozen. We will be required to continue to make cash contributions to the pension plan in the future to fund our obligation.

In response to a decision by the United States Court of Appeals for the District of Columbia, or the DC Circuit Court, to vacate certain portions of the FCC’s Triennial Review Order, on August 20, 2004, the FCC released its Order and Notice of Proposed Rulemaking in the Matter of Unbundled Access to Network Elements and initiated a proceeding to review and revise its unbundling rules. In response to the reversal of its rules by the DC Circuit Court, the FCC issued interim rules on August 20, 2004, and initiated a proceeding to review and revise its unbundling rules. On December 15, 2004, the FCC adopted new rules which were released February 4, 2005. The new rules reduce incumbent local exchange carriers’ obligations to lease interoffice transport and high-capacity loops, and eliminate the requirement to lease mass market local circuit switching, including the unbundled network element platform (a combination of loop, switching and transport which allows competitive local exchange carriers to offer service without their own infrastructure). The revised rules took effect March 11, 2005 and, subject to a twelve month transition, eliminate incumbent local exchange carriers’ obligations to provide unbundled network element platform services nationwide, certain high speed interoffice facilities and certain high capacity unbundled network element loops in larger incumbent local exchange carrier wire centers. Several challenged those rules in court and it is not possible to predict the result of any subsequent reconsideration or appeal. It is not possible to predict the outcome or the ultimate impact on our RLEC operations or our edge-out services. We are also uncertain as to the impact on our RLEC operations or edge-out services of actions that may be taken by state utility commissions based upon the new regulations or new legislation that may be considered and passed in response to the new regulations or any further court decisions. Pending further clarification and guidance from the FCC, we may enter into good faith discussions with SBC and BellSouth on amendments to these provisions of our interconnection agreements. The FCC is also considering changes in the rules it applies to the pricing of unbundled network elements. Significant increases in pricing of unbundled network elements, currently based on FCC total element long-run incremental cost pricing rules, would significantly increase the cost of obtaining facilities necessary to provide services to customers in our edge-out markets. However, based on information currently available, we believe the impact to our edge-out services will not be material. Our objective for the edge-out services has been to maintain a line of business that generates sufficient cash flows to fund its own operations and capital requirements and does not harm the enterprise as a whole. We continue to analyze its financial and operating results to determine that our objective for this line of business is being accomplished.

Selling, general and administrative expenses

Selling, general and administrative expenses include:

•	selling and marketing expenses;

•	expenses associated with customer care;

•	billing and other operating support systems; and

•	corporate and administrative expenses.

We market our business services through agency relationships and sales people. We market our consumer services primarily through our customer sales and service representatives. We offer competitive compensation packages including sales commissions and incentives.

We have operating support and other back office systems that we use to enter, schedule, provision and track customer orders, test services and interface with trouble management, inventory, billing, collection and customer care service systems for the access lines in our operations. We may review and consider the benefits offered by the latest generation of systems, and, if we implement new systems, we expect that our operating support systems and customer care expenses may increase.

During the third quarter of 2005, we took a one-time charge of approximately $1.7 million in deferred professional service fees and other expenses related to the registration of the common stock of Madison River Communications Corp. in connection with an initial public offering. Approximately $1.6 million was recorded as a charge in our rural telephone operations and $0.1 million in our edge-out operations. The Form S-1 has not yet become effective. Based on guidance in the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 5, we expensed these deferred costs in the third quarter of 2005 as the result of our decision to delay the initial public offering pending improvement in market conditions.

Also in the third quarter of 2005, in completing our senior secured credit facility, certain fees and expenses related to our new credit facility that previously had been deferred were capitalized as debt issuance costs and, together with other fees and expenses we paid out of the proceeds of the new credit facility, will be amortized over seven years, which is the term of the senior secured credit agreement. Total debt issuance costs related to our new credit facility that were capitalized totaled $4.1 million.

In addition, as part of our refinancing, we used proceeds from the term loan and cash we held to voluntarily redeem $102.0 million of our outstanding 13.25% senior notes at a redemption price of 106.625% of the aggregate principal amount redeemed plus accrued interest. We recorded the premium of approximately $6.8 million paid to redeem the senior notes, together with writeoffs of $1.7 million in unamortized debt issuance costs and $0.8 million in unamortized discount related to the redeemed senior notes, as a realized loss on extinguishment of long-term debt. We also recognized an early repayment fee of approximately $0.8 million paid to the RTFC for early repayment of certain fixed rate term loans as a realized loss on extinguishment of long-term debt. Then, on November 11, 2005, we redeemed an additional $12.0 million in our senior notes at a price of 106.625% of aggregate principal amount redeemed plus accrued interest. We recognized the premium of approximately $0.8 million together with writeoffs of $0.2 million in unamortized debt issuance costs and $0.1 million in unamortized discount related to the redeemed senior notes, as a realized loss on extinguishment of long-term debt. We expect to incur similar losses in the future as we continue to use our excess cash flow to retire our remaining $77.0 million in senior notes.

Depreciation and amortization expenses

We recognize depreciation expense for our telephone plant and equipment that is in service and is used in our operations, excluding land which is not depreciated. Our regulated rural telephone operations use straight-line rates approved by the public utility commissions in the states where we have regulated telephone plant in service. In our unregulated rural telephone operations and in our edge-out services, telephone plant and equipment is depreciated over useful lives, determined according to the class of the asset, ranging from three years to thirty-three years. We have seen a decline in our depreciation expense in recent quarters as a result of certain asset classes becoming fully depreciated.

During the fourth quarter of 2005, we made approximately $3.7 million in additional capital expenditures in our Alabama rural telephone company to add significantly more high-capacity fiber optic transport lines to enhance our network survivability and to repair storm damage to our network sustained as a result of the hurricane in August 2005. We received authorization from the Alabama Public Service Commission, or APSC, to accelerate depreciation of these additional capital expenditures completely into the fourth quarter of 2005. This acceleration of depreciation of these capital expenditures substantially increased our depreciation expense in the fourth quarter. Beyond this unusual event, we anticipate that our depreciation expense will continue to decrease in the near-term.

In the fourth quarter of 2004, as a result of damages incurred in our Alabama rural telephone company related to Hurricane Ivan in September 2004, we made capital expenditures of approximately $2.6 million, with substantially all of these expenditures being made in the fourth quarter of 2004. With the authorization of the APSC, we accelerated depreciation of those capital expenditures completely in the fourth quarter of 2004.

Amortization expense is recognized primarily for our intangible assets considered to have finite lives on a straight-line basis, primarily our debt issuance costs. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill and intangible assets deemed to have indefinite lives are no longer permitted to be amortized but are subject to impairment tests at least annually in accordance with the tenets of SFAS 142.

Results of Operations

The following table sets forth certain items reflected in our consolidated statements of operations for the periods indicated, expressed as a percentage of revenues. The year to year comparisons of financial results are not necessarily indicative of future results.

	(Unaudited)
	Year Ended December 31,
	2005	2004	2003
Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	29.2	29.1	26.5
Depreciation and amortization	21.1	23.2	27.9
Selling, general and administrative expenses	19.3	19.0	19.6
Impairment charge on long-lived assets	0.3	—	—
Restructuring	(0.1)	—	(0.4)

Total operating expenses	69.8	71.3	73.6

Net operating income	30.2	28.7	26.4
Interest expense	(27.6)	(30.5)	(33.6)
Other (expense) income	(3.2)	2.0	1.9

Loss before income taxes and minority interest expense	(0.6)	0.2	(5.3)
Income tax benefit (expense)	(0.3)	(0.4)	2.7

Net income (loss)	(0.9)%	(0.2)%	(2.6)%

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Revenues

Total revenues for the year ended December 31, 2005 were $193.2 million, a decrease of $1.0 million, or 0.5%, from $194.2 million for the year ended December 31, 2004. Revenues in the RLEC operations were $182.8 million in 2005 and $182.2 million in 2004, an increase of $0.6 million, or 0.3%. In our edge-out services, revenues decreased $1.5 million, or 13.1%, to $10.4 million in 2005 compared to $11.9 million in 2004.

For 2004, our RLEC operations and edge-out services provided approximately 94.6% and 5.4%, respectively, of our total operating revenues. Comparatively, for 2004, our RLEC operations provided 93.9% and our edge-out services provided 6.1% of our total operating revenues. We expect that the percentage of our revenues derived from our edge-out services will continue to decline in the near term as we systematically close our operations in New Orleans, Louisiana. Revenues in our edge-out services from our New Orleans market were approximately $3.0 million to $3.5 million annually.

Local Services. Revenues from local services, which are comprised primarily of revenues from the provision of local telecommunication services to end users and network access services, were approximately 65.9% and 67.2% of total revenues for the years ended December 31, 2005 and 2004, respectively.

Local service revenues in 2005 were $127.2 million, a decrease of $3.3 million, or 2.5%, from local service revenues in 2004 of $130.5 million. The decrease in local service revenues is attributed largely to a decrease in network access revenues. Network access revenues in 2004 include nonrecurring revenues from certain one-time wireless settlements and other carrier access revenues in addition to settlements for updated cost study filings which include filings to reflect the impact of the $1.7 million in hurricane-related expenses recorded in 2004. In 2005, we also recognized certain nonrecurring revenues for settlements of updated cost study filings and other carrier access revenues, but not to the extent of the nonrecurring revenues recognized in 2004 resulting in a decrease in network access revenues. In addition, our end user revenues decreased as the result of a decrease in the number of voice access lines in service and lower access billings from a decrease in minutes of use. Our RLEC operations served 180,318 voice access lines at December 31, 2005 compared to 181,212 voice access lines at December 31, 2004, a decrease of 894 lines or 0.5%. The decrease in voice access lines was attributable to four primary factors: the loss of primary voice access lines at our Illinois rural telephone company due to the persistent weakness in the local economies in which it operates, the impact of Hurricane Ivan on our Alabama rural telephone operations, the impact of the troop deployment at our Georgia rural telephone company and a decrease in second lines which we believe is the result of our customers migrating from our dial-up Internet Service, where they also purchase a second line from us, to our broadband service, where they no longer need a second line. The decrease in local service revenues from the decrease in voice access lines was partially offset by local service revenues and network access revenues from the voice access lines we acquired on April 30, 2005 in two exchanges in North Carolina.

Long Distance Services. Long distance revenues were approximately $15.7 million in the year ended December 31, 2005 and $15.0 million in the year ended December 31, 2004, an increase of $0.7 million, or 4.6%. The increase is attributed primarily to the increase in the number of long distance accounts in service, including the addition of approximately 2,500 long distance accounts from our acquisition of two exchanges in North Carolina during 2005. In addition, interstate toll revenues increased primarily as a result of the troop deployment in Georgia. Partially offsetting these increases was a decrease in intrastate toll revenues from more customers selecting our No Limits bundles. As the number of subscribers to the No Limits bundle increased, more customer billings reflect a flat rate charge for long distance service compared to the higher usage-based charges for these customers in prior periods.

Internet and Enhanced Data Services. Revenues from Internet and enhanced data services increased $3.3 million, or 16.2% to $24.0 million in 2005 from $20.7 million in 2004. The increase in revenues was attributable to the increase in the number of broadband connections served in our RLEC operations and was partially offset by a decrease in the number of dial-up Internet accounts. At December 31, 2005, our RLEC operations served 45,569 broadband connections compared to 39,562 broadband connections at December 31, 2004, an increase of 6,007 connections, or 15.2%. The number of dial-up Internet accounts declined by 3,793 accounts, or 24.3% to 11,800 accounts at December 31, 2005 from 15,593 accounts at December 31, 2004. The growth in broadband connections is attributable to the strong demand for our No Limits bundled offering.

Edge-Out Services. Revenues from our edge-out services in 2005 were $10.4 million, a decrease of approximately $1.5 million, or 13.1%, from revenues of $11.9 million in 2004. A portion of the decrease in our revenues was the result of the decline in our business from the impact of Hurricane Katrina on our customers in New Orleans, Louisiana. Local service revenues decreased $0.9 million, a decrease attributed primarily to the impact of Hurricane Katrina as well as the result of a decrease in the average number of connections served during 2005. At December 31, 2005 and 2004, our edge-out services served approximately 11,921 and 11,880 voice access lines, respectively, representing a 0.3% increase. However, a single customer with 2,200 voice access lines discontinued its service during the third quarter of 2004. Therefore, local service revenues in our edge-out services in 2004 include revenues from this customer whereas local service revenues in 2005 do not. In addition, Internet and enhanced data revenues in 2005 decreased $0.2 million from 2004 as the result of a decrease in the average number of accounts. Revenues from transport services were approximately $2.0 million in 2005 and $2.5 million in 2004, a decrease of $0.5 million. The decrease is attributed primarily to a decrease in fiber transport customers. We have found the fiber transport business to be extremely competitive and we are not actively expanding this line of business at this time. The main value being derived from our fiber optic network is through support for our dial-up and broadband Internet access services which require the use of our fiber optic network to connect to the Internet. Miscellaneous telecommunications revenues in our edge-out services increased $0.1 million in 2005 when compared to 2004.

We expect our revenues from our edge-out services to decline significantly in 2006 as a result of our decision to systematically close our operations in New Orleans. The significant impact of Hurricane Katrina on the economy in New Orleans and surrounding regions directly resulted in a significant loss of our customers and decline in our business. We terminated the provision of voice and data services on March 1, 2006 in this market and expect to complete the process of shutting down our operations by the third quarter of 2006. We served approximately 3,800 connections in New Orleans and nearby communities with revenues of approximately $3.0 million to $3.5 million annually prior to the impacts of the storm.

Miscellaneous Revenues. Miscellaneous revenues were $15.8 million in 2005, a decrease of $0.2 million, or 1.3%, compared to miscellaneous revenues of $16.0 million in 2004. The decrease in miscellaneous telecommunications revenues is attributed largely to a decrease in revenues from a special construction and maintenance project, lower equipment sales and a decrease in billing and collection revenues in 2005 compared to 2004. Partially offsetting this decrease were increases in miscellaneous telecommunications revenues from certain recovery and late payment charges, directory advertising and revenues from offering satellite television services which were not offered in 2004.

Operating Expenses

Total operating expenses decreased approximately $3.6 million from $138.5 million, or 71.3% of total revenues in 2004, to $134.9 million, or 69.8% of total revenues in 2005. The decrease is attributable primarily to a decrease of $4.3 million in depreciation and amortization expenses in 2005 compared to 2004. The decrease in depreciation and amortization expenses is largely due to certain classes of assets becoming fully depreciated. Included in depreciation expense is a $3.7 million charge and a $2.6 million charge in 2005 and 2004, respectively, for depreciation that was accelerated into the quarter when the capital expenditures were made as approved by the APSC. These capital expenditures were part of the enhancement of the survivability of our network and required repairs and restoration of our facilities at our Alabama rural telephone company made necessary by storm damage from Hurricane Katrina in 2005 and Hurricane Ivan in 2004.

Cost of services and sales (exclusive of depreciation and amortization), as a percentage of total revenues, were 29.2% in 2005 and 29.1% in 2004. Selling, general and administrative expenses, as a percentage of total revenues, increased from 19.0% in 2004 to 19.6% in 2005. Depreciation and amortization expenses, as a percentage of total revenues, decreased from 23.2% in 2004 to 21.1% in 2005.

RLEC Operations Operating Expenses. In the RLEC operations, operating expenses in 2005 were $113.9 million, a decrease of $2.9 million, or 2.5%, from operating expenses of $116.8 million in 2004. The decrease was attributed principally to lower depreciation and amortization expenses. Depreciation and amortization expense in 2005 was $30.6 million, a decrease of $2.6 million, or 7.9%, from depreciation and amortization expense of $33.2 million in 2004. The decrease was attributable to certain classes of assets becoming fully depreciated in 2004. Included in depreciation and amortization expense for 2005 and 2004 are the special depreciation charges of $3.7 million and $2.6 million, respectively, for storm-related capital expenditures at our Alabama rural telephone company.

Cost of services and sales (exclusive of depreciation and amortization) in the RLEC operations decreased approximately $1.0 million, or 2.0%, to $48.7 million in 2005 from $49.7 million in 2004. The decrease is attributed primarily to an accrual of approximately $1.7 million in the third quarter of 2004 for expenses to repair and restore services to customers in Alabama as a result of damages from Hurricane Ivan. In the third quarter of 2005, approximately $0.7 million was accrued for repairs and restoration expenses as a result of damages related to Hurricane Katrina. Overall, this resulted in a decrease of approximately $1.0 million in cost of services and sales. Also contributing to the variance were decreases in material and labor costs as a result of less activity on a special construction and maintenance project and a reduction in expenses for broadband modems which are expensed at the time the broadband connection is placed in service. We added 15,381 broadband connections in the RLEC operations in 2004 compared to 6,007 broadband connections in 2005. These decreases were partially offset by higher access expenses from increased long distance minutes.

Selling, general and administrative expenses increased approximately $0.7 million, or 2.0%, to $34.5 million in 2005 from $33.8 million in 2004. The increase is attributed primarily to a charge of $1.6 million for professional fees and other expenses related to the registration of the common stock of Madison River Communications Corp. in connection with an initial public offering. The Form S-1 has not yet become effective. These fees and expenses were incurred during the registration process while preparing for the initial public offering, including the preparation and review of the registration statement on Form S-1 and other related costs. If the initial public offering was completed, these deferred costs would have been netted against the cash proceeds from the initial public offering. However, based on guidance in the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 5, we expensed these deferred costs in the third quarter of 2005 as the result of our decision to delay the initial public offering pending improvement in market conditions.

Edge-Out Services Operating Expenses. Operating expenses in our edge-out services decreased approximately $0.7 million from $21.7 million in 2004 to $21.0 million in 2005, attributable primarily to a decrease in depreciation and amortization expense. Depreciation and amortization expense decreased $1.7 million, or 14.3%, to $10.1 million in 2005 from $11.8 million in 2004. The decrease in depreciation expenses is primarily attributable to certain assets becoming fully depreciated. Cost of services and sales (exclusive of depreciation and amortization) increased approximately $0.8 million to $7.6 million in 2005 from $6.8 million in 2004. The increase is largely due to nonrecurring settlements from several disputes arising out of interconnection agreements that totaled approximately $0.6 million that reduced our cost of services and sales in 2004. No comparable settlements were recognized in 2005. Selling, general and administrative expenses decreased $0.2 million to $2.9 million in 2005 from $3.1 million in 2004 due primarily to lower salary and benefits expenses and lower property tax accruals.

During the fourth quarter of 2005, we recorded an impairment charge of $0.6 million related to certain telephone plant and equipment used in our New Orleans operations that will be abandoned when we complete the shutdown of those operations in 2006. No comparable charge was taken in 2004. In addition, during the fourth quarter of 2005, we recognized a benefit of $0.2 million for adjustments made to our restructuring accruals to recognize the differences between our actual results and our original estimates of restructuring expenses recorded in prior years. No comparable benefit was recognized in 2004.

Net Operating Income

Net operating income increased approximately $2.6 million from $55.7 million, or 28.7% of total revenues in 2004 to $58.3 million, or 30.2% of total revenues in 2005. The increase is attributable primarily to the decrease in depreciation and amortization expense in both the RLEC operations and the edge-out services and partially offset by the decrease in total revenues. Net operating income in the RLEC operations increased $3.5 million, or 5.3%, to $69.0 million in 2005 from $65.5 million in. For the edge-out services, the net operating loss increased $0.9 million to $10.7 million in 2005 from $9.8 million in 2004.

Interest Expense

Interest expense decreased $5.9 million, or 10.0%, to $53.4 million, or 27.6% of total revenues, in 2005 from $59.3 million, or 30.5% of total revenues, in 2004. The decrease is attributed to a lower weighted average outstanding balance of long-term debt together with lower weighted average interest rates. Our weighted average outstanding balance of long-term debt in 2005 was approximately $605.2 million compared to $626.1 million in 2004. Our weighted average interest rate declined during 2005 from higher fixed interest rates on certain RTFC term loans expiring and being converted to lower variable rates in the prior year and as a result of our refinancing of our secured long-term debt and redemption of senior notes during the third and fourth quarters of 2005. We expect our interest expense to continue to decline as a result of our long-term debt refinancing which reduced the amount of long-term debt outstanding at December 31, 2005 by approximately $59.7 million from outstanding long-term debt at December 31, 2004 and from further redemptions or repurchases of our senior notes.

Realized Loss on the Extinguishment of Long-term Debt

As a result of our refinancing and subsequent redemption of $114.0 million in senior notes, we recognized an $11.1 million loss on extinguishment of long-term debt in 2005, primarily for premiums paid to redeem the senior notes and writeoffs of related unamortized discount and debt issuance costs. In 2004, we recognized a loss on extinguishment of long-term debt of $0.2 million when we purchased $2.0 million of our senior notes on the open market.

Other Income

Other income in 2005 was $5.0 million, an increase of $0.8 million, or 20.2%, from other income of $4.2 million in 2004. Other income represented 2.6% and 2.2% of total revenues in 2005 and 2004, respectively. The increase is due primarily to an increase of $0.7 million in interest income as a result of higher cash balances.

Income Tax Expense

We recognized income tax expense of $0.5 million in 2005 compared to income tax expense of $0.8 million in 2004, a change of $0.3 million. The expense in 2005 is partially attributed to a one-time expense of approximately $0.6 million related to a proposed audit adjustment from an audit by the Alabama Department of Revenue. We also accrued approximately $0.1 million for potential interest expense related to this income tax assessment in the first quarter of 2005. Excluding this one-time charge, we recognized a small benefit in 2005. The impact of the realized loss on the extinguishment of long-term debt of $11.1 million significantly reduced our taxable income in 2005. In 2004, our income tax expense is attributed primarily to our accrual of approximately $2.0 million in income taxes related to the filing of two lawsuits against certain of our subsidiaries by the Department of Justice on behalf of the Internal Revenue Service. The lawsuits allege that certain refunds our subsidiaries had received were erroneous refunds that should be returned. We also accrued $0.4 million in interest expense during the second quarter of 2004 related to these claims. We are vigorously defending ourselves against these suits. See “—Deferred Income Tax Contingency” below for further information on these suits. However, at this time, we are uncertain as to the outcome of the suits filed by the Department of Justice. This increase in income tax expense was partially offset by an income tax benefit recognized in the third quarter of 2004 for positions we took in our income tax returns filed in that quarter and a related decrease in the valuation allowance for deferred income tax assets.

Net Loss

We reported net losses of $1.6 million in 2005, or 0.9% of total revenues, and $0.4 million in 2004, or 0.2% of total revenues. The change of $1.2 million in our net loss is attributed primarily to $11.1 million in realized losses on the extinguishment of long-term debt in 2005, partially offset by the $5.9 million decrease in interest expense and the $3.6 million decrease in operating expenses. Our EBITDA decreased $11.7 million from $104.6 million, or 53.9% of total revenues, in 2004, to $92.9 million, or 48.1% of total revenues, in 2005 primarily as a result of the $11.1 million in losses on extinguishment of long-term debt. (See footnote (b) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Revenues

Total revenues for the year ended December 31, 2004 were $194.2 million, an increase of $7.8 million, or 4.1%, from $186.4 million for the year ended December 31, 2003. Revenues in the RLEC operations were $182.2 million in 2004, an increase of $9.7 million, or 5.6%, from revenues of $172.5 million in 2003. In our edge-out services, revenues decreased $2.0 million, or 14.6%, to $11.9 million in 2004 compared to $13.9 million in 2003.

For 2004, our RLEC operations and edge-out services provided approximately 93.9% and 6.1%, respectively, of our revenues. Comparatively, for 2003, our RLEC operations provided 92.5% of our revenues and our edge-out services provided 7.5% of our revenues.

Voice Services. Revenues from voice services, which are comprised of local service, including network access and long distance service, as a percentage of total revenues, were approximately 75.0% and 76.6% for the years ended December 31, 2004 and 2003, respectively.

Local service revenues in 2004 were $130.5 million, an increase of $3.5 million, or 2.8%, from local service revenues in 2003 of $127.0 million. The increase is attributable largely to an increase of $1.7 million in revenues from interconnection agreements with wireless carriers. In addition, revenues from federal and state universal service payments increased $1.3 million and revenues from cost study settlements increased $0.7 million in 2004 compared to 2003.

Long distance revenues in 2004 were $15.1 million, a decrease of $0.7 million, or 4.5%, compared to long distance revenues of $15.8 million in 2003. The decrease is primarily attributable to a decrease in customer billing. As the number of subscribers to the No Limits bundle increased, more customer billings reflect a flat rate charge for long distance service compared to the higher usage-based charges for these customers in prior periods. Long distance revenues also decreased as the result of certain non-recurring revenues in 2003 related to a settlement agreement with another carrier.

At December 31, 2004, our RLEC operations served 181,212 voice access lines, a decrease of 4,691, or 2.5%, from 185,903 voice access lines at December 31, 2003. The decrease in voice access lines was attributable primarily to three factors: the impact of Hurricane Ivan on our Alabama RLEC operations, the loss of primary voice access lines at Gallatin River Communications due to the persistent weakness in the local economies in which it operates and a decrease in second lines which we believe is the result of our customers migrating from our dial-up Internet Service, where they also purchase a second line from us, to our broadband service, where they no longer need a second line.

Internet and Enhanced Data Services. Revenues from Internet and enhanced data services increased $4.4 million, or 27.4% to $20.7 million in 2004 compared to $16.3 million in 2003. The increase in revenues is attributable to the increase in the number of broadband subscribers served in our RLEC operations. At December 31, 2004, our RLEC operations served 39,562 broadband subscribers compared to 24,181 at December 31, 2003, an increase of 15,381 connections, or 63.6%. The growth in broadband connections is attributable to the strong demand for our No Limits bundled offering.

Edge-Out Services. Revenues from our edge-out services in 2004 were $11.9 million, a decrease of approximately $2.0 million, or 14.6%, from revenues of $13.9 million in 2003. The decrease was attributable primarily to a $1.5 million decrease in local service revenues and a $0.2 million decrease in long distance service revenues as the result of a decrease in the number of connections served. At December 31, 2004 and 2003, our edge-out services served approximately 11,880 and 14,462 voice access lines, respectively, representing a 17.9% decrease. In addition, revenues from enhanced data services provided in our edge-out services decreased $0.1 million, or 5.4%, in 2004 compared to 2003 as a result of a decrease in the number of high speed data connections in service. At December 31, 2004, our edge-out services served 653 data connections compared to 682 data connections at December 31, 2003, a decrease of 29 connections or 4.3%. Revenues from transport services were $2.5 million in 2004, a decrease of $0.2 million, or 7.6%, from transport service revenues of $2.7 million in 2003. We have found the fiber transport business to be extremely competitive and we are not actively expanding this line of business at this time. The main value being derived from our fiber optic network is through support for our dial-up, broadband and high-speed access services which require the use of our fiber optic network to connect to the Internet.

Miscellaneous Revenues. Miscellaneous revenues were $16.0 million in 2004, an increase of $2.5 million, or 18.3%, compared to miscellaneous revenues of $13.5 million in 2003. The increase is largely attributable to revenues from a special construction project. Revenues from this project were approximately $1.8 million higher in 2004 than 2003. In addition, revenues from two equipment installation projects were approximately $0.2 million in 2004. Finally, revenues from publishing telephone directories increased approximately $0.3 million and uncollectibles expenses decreased approximately $0.2 million.

Operating Expenses

Total operating expenses increased approximately $1.3 million from $137.2 million, or 73.6% of total revenues in 2003, to $138.5 million, or 71.3% of total revenues in 2004. The increase is attributed primarily to the following factors. First, in the first quarter of 2003, we recognized a one-time, non-cash gain of approximately $2.7 million from a pension curtailment. The gain resulted in a reduction in pension expense in 2003 whereas no comparable gain was recognized in the first quarter of 2004. Approximately $2.1 million of the net gain was recognized as a reduction of pension expense in the RLEC operations and $0.6 million as a reduction of pension expense in the edge-out services. Second, in 2004, we recognized approximately $1.7 million in expenses related to storm-related repairs and restoration performed in our Alabama rural telephone company as a result of Hurricane Ivan. Third, we recognized approximately $1.4 million in expenses related to a capital transaction whereas no comparable expense was recognized in 2003. Fourth, costs to terminate long distance calls attributable primarily to an increase in access minutes of use related to the No Limits package increased approximately $1.5 million, costs for special construction and equipment installation projects were $1.3 million higher in 2004 compared to 2003. Finally, in 2003, we recognized a $0.7 million adjustment to restructuring accruals that reduced operating expenses in the edge-out services in 2003. No comparable adjustments to restructuring accruals were recorded in 2004.

Partially offsetting this increase is a $7.1 million decrease in depreciation and amortization expenses in 2004 compared to 2003. The decrease in depreciation and amortization expenses is largely due to certain classes of assets becoming fully depreciated during 2004. This decrease would have been greater but was partially offset by the one-time depreciation charge of $2.6 million in our RLEC operations from storm-related capital expenditures that were accelerated into the fourth quarter of 2004.

In addition, we recognized a $1.3 million accrual for potential sales tax liabilities in 2003 for which no comparable accruals were made in 2004. Due to favorable regulatory rulings, we reversed approximately $0.7 million of the sales tax accrual in 2004.

Cost of services and sales, as a percentage of total revenues, increased to 29.1% in 2004 from 26.5% in 2003, and selling, general and administrative expenses, as a percentage of total revenues, decreased from 19.2% in 2003 to 19.0% in 2004. Depreciation and amortization expenses, as a percentage of total revenues, decreased from 27.9% in 2003 to 23.2% in 2004. The benefit from reversal of a portion of the restructuring accrual, as a percentage of total revenues was 0.4% in 2003. No such benefit was recognized in 2004.

RLEC Operations Operating Expenses. In the RLEC operations, operating expenses in 2004 were $116.8 million, an increase of $5.6 million, or 5.0%, from operating expenses of $111.2 million in 2003. Depreciation and amortization expense in 2004 was $33.2 million, a decrease of $3.7 million, or 10.0%, from depreciation and amortization expense of $36.9 million in 2003. The decrease was attributable to certain classes of assets becoming fully depreciated in 2004. Included in depreciation and amortization expenses for 2004 is the one-time depreciation charge of $2.6 million for storm-related capital expenditures. Cost of services and sales (exclusive of depreciation and amortization) in the RLEC operations increased approximately $8.6 million, or 20.9%, to $49.7 million in 2004 from $41.1 million in 2003. The increase in cost of services includes approximately $1.7 million in storm-related repairs and restoration expenses in our Alabama rural telephone company. In addition, costs to terminate long distance calls attributable primarily to an increase in access minutes of use related to the No Limits package increased approximately $1.5 million and costs for special construction and equipment installation projects increased approximately $1.3 million in 2004 compared to 2003. Expenses for broadband modems used in the RLEC operations were approximately $0.5 million higher in 2004 when compared to 2003 as broadband modems were capitalized in the first six months of 2003. Finally, cost of services in the RLEC operations in 2003 reflect $0.6 million for a non-cash gain from a pension curtailment for which no comparable gain was recognized in

2004. Selling, general and administrative expenses in the RLEC operations increased $0.6 million, or 2.0%, to $33.8 million in 2004 compared to $33.2 million in 2003. The increase is attributable primarily to the impact of the non-cash pension curtailment gain of $1.5 million recognized in 2003 for which no comparable gain was recognized in 2004 and the $1.4 million in capital transaction expenses recognized in 2004.

Partially offsetting these higher selling, general and administrative expenses in the RLEC operations was a $1.3 million accrual for potential sales tax liabilities made in 2003 for which no comparable accruals were made in 2004. Favorable regulatory rulings resulted in the reversal of approximately $0.7 million of the potential sales tax accrual in 2004 which further offset the increase.

Edge-Out Services Operating Expenses. Operating expenses in our edge-out services decreased approximately $4.3 million from $26.0 million in 2003 to $21.7 million in 2004, attributable primarily to a decrease in depreciation and amortization expense. Depreciation and amortization expense decreased $3.4 million, or 22.2%, to $11.8 million in 2004 compared to $15.2 million in 2003. The decrease in depreciation expenses is primarily attributable to certain assets becoming fully depreciated. In addition, nonrecurring settlements from several disputes arising out of interconnection agreements, totaling approximately $0.6 million, reduced cost of services in 2004 whereas no comparable settlements were recorded in 2003. Other operating expenses also decreased as a result of the decrease in the number of connections served. Partially offsetting these decreases were the $0.6 million noncash gain from the pension curtailment that reduced pension expense and a $0.7 million adjustment to restructuring accruals that reduced operating expenses in the edge-out services in 2003. No similar pension curtailment gains or adjustments to restructuring accruals were recorded in 2004.

Net Operating Income

Net operating income increased approximately $6.5 million from $49.2 million, or 26.4% of total revenues in 2003 to $55.7 million, or 28.7% of total revenues in 2004. The increase is primarily attributable to the increase in revenues in the RLEC operations. Net operating income in the RLEC operations increased $4.2 million, or 6.8%, to $65.5 million in 2004 from $61.3 million in 2003. For the edge-out services, the net operating loss improved $2.3 million, or 18.8%, to $9.8 million in 2004 from $12.1 million in 2003.

Interest Expense

Interest expense decreased $3.3 million, or 5.4% to $59.3 million, or 30.5% of total revenues, in 2004 compared to $62.6 million, or 33.6% of total revenues, in 2003. Approximately $2.2 million of the decrease is attributed to lower weighted average outstanding balances and lower weighted average interest rates on long-term debt with the RTFC. In addition, interest expense for certain income tax-related exposures was $1.5 million in 2003 compared to $0.9 million in 2004, a decrease of $0.6 million. Included in the $0.9 million in 2004 is interest expense of approximately $0.4 million in the second quarter of 2004 related to income tax refunds that are the subject of two lawsuits filed against us as further discussed under “—Deferred Income Tax Contingency” below. Finally, $0.5 million of the decrease in 2004 related to the settlement of a vendor dispute.

Other Income

Other income in 2004 was $4.0 million, an increase of $0.4 million, or 9.8%, from other income of $3.6 million in 2003. Other income represented 2.1% and 1.9% of total revenues in 2004 and 2003, respectively. The increase is attributed primarily to an increase in dividend income in 2004 when compared to 2003 that is attributed primarily to a $0.5 million increase in the dividend received from the Rural Telephone Bank.

Income Tax Benefit

We recognized income tax expense of $0.8 million in 2004, a change of $5.7 million from an income tax benefit of $4.9 million in 2003. A portion of the change is attributed to our recognition of approximately $2.1 million in income tax expense in the second quarter of 2004 related to two erroneous refund lawsuits filed against two of our subsidiaries by the Department of Justice. In June 2004, the Department of Justice, on behalf of the Internal Revenue Service, filed the erroneous refund lawsuits against our two subsidiaries that received the refunds from the amended 1998 returns and subsequently recognized the benefit. As a result, during the second quarter of 2004, we accrued $2.1 million as income tax expense and also accrued $0.4 million in related interest expense to recognize the potential exposure under the suits. See “—Deferred Income Tax Contingency” below for further information on these suits.

The income tax benefit in 2003 was attributable primarily to a benefit of $2.7 million recognized in the fourth quarter of 2003 related to certain refunds received in 2002. We received the refunds after amending our 1998 income tax returns. The benefit was recognized after we were advised that the statute of limitations for taxing authorities to assert audit adjustments against our 1998 income tax returns had expired in 2003.

The remaining change is attributed to an increase in our pre-tax income. For 2004, our pre-tax income was $0.4 million compared to a pre-tax loss of $9.8 million in 2003, a change of $10.2 million.

Net Loss

We reported a net loss of $0.4 million in 2004, or 0.2% of total revenues, an improvement of $4.5 million from our net loss of $4.9 million, or 2.6% of total revenues, in 2003, as a result of the factors discussed above. The RLEC operations reported net income of $35.4 million in 2004 compared to net income of $34.1 million in 2003, an increase of $1.3 million, or 3.8%. For the years ended December 31, 2004 and 2003, our edge-out services reported net losses of $35.8 million and $39.0 million, respectively, an improvement of $3.2 million. Our EBITDA decreased $0.3 million from $104.9 million, or 56.3% of total revenues, in 2003, to $104.6 million, or 53.9% of total revenues, in 2004. (See footnote (b) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Liquidity and Capital Resources

We are a holding company with no business operations of our own. Our only significant assets are the capital stock and member interests we hold in our subsidiaries. As such, our primary sources of cash to pay our obligations, including our long-term indebtedness, are cash on hand and distributions from our subsidiaries made out of their net earnings and cash flow. Even if our subsidiaries determine to pay a dividend on, or make a distribution in respect of, their capital stock or member interests, we cannot guarantee that our subsidiaries will generate sufficient cash flow to pay such a dividend or distribute such funds or that they will be permitted to pay such dividend or distribution under the terms of their credit facilities, any other contractual obligations they may have or the laws of their jurisdiction of incorporation.

At December 31, 2005, our liquidity consisted of cash and cash equivalents of $20.1 million and a $75.0 million line of credit provided by the RTFC. Under the terms of our senior secured credit facility, the amount available to be advanced under our line of credit at December 31, 2005 was approximately $65.2 million. The limitation on the amount available to be advanced under our line of credit is due to certain covenants in our credit agreement, primarily our financial ratios, that restrict the amount of senior secured debt and total debt that we may carry at any time.

At December 31, 2005, we had positive working capital of approximately $14.3 million compared to positive working capital of $18.4 million at December 31, 2004, a decrease of $4.1 million. The change is attributable to a decrease in our cash balance of $14.4 million primarily from the redemption of $114.0 million in our 13.25% senior notes during 2005. Partially offsetting this decrease in cash is an increase of $3.0 million in our current deferred income tax assets, a $3.5 million decrease in our accrued expenses and a $2.4 million decrease in the current portion of long-term debt. Although we anticipate using our excess cash flow to opportunistically purchase or redeem our higher cost long-term debt, principally our 13.25% senior notes, we are uncertain as to the timing and extent of these payments. Factors that will impact our purchase, redemption or repayments, among others, are the results of our operations and generation of cash flow from our business, market conditions for our senior notes, other transactions that we may execute, the terms of our new credit agreement and the terms of our senior note indenture. Therefore, we expect our cash balance may fluctuate from period to period based on the timing of these redemptions.

As discussed further below, during the second quarter of 2006, we expect to receive approximately $26.5 million in proceeds from the redemption of our Rural Telephone Bank Class C common stock at par value as part of the liquidation of the bank. Our carrying value for the shares is $10.1 million. We will recognize a pre-tax gain of approximately $16.4 million as a result of the redemption. Receipt of these proceeds will further enhance our liquidity position. Under the terms of our credit agreement, the proceeds from the redemption of these shares will be included in our gross excess cash flow for 2006.

Operating Activities. For the years ended December 31, 2005 and 2004, we generated cash from operating activities of $40.2 million and $38.9 million, respectively. The increase of $1.3 million is attributable primarily to changes in our working capital accounts. In 2005, cash used in operating activities from changes in our operating assets and liabilities was $4.5 million compared to $6.3 million in 2004, primarily from a decrease in the use of cash for accrued expenses. For the years ended December 31, 2004 and 2003, we generated cash from operating activities of $38.9 million and $43.8 million, respectively. The decrease of $4.9 million is attributable largely to the use of cash in 2004 to reduce accrued expenses by $6.7 million whereas in 2003, an increase in accrued expenses provided $3.2 million in cash. In 2004, our net income, excluding non-cash charges such as depreciation and amortization reflected net cash provided of $45.2 million, an increase of $5.4 million compared to $39.8 million for 2003.

Investing Activities. For the year ended December 31, 2005, we had net cash provided by our investing activities of $19.6 million. The primary source of cash from our investing activities came from the redemption of our investment in RTFC subordinated capital certificates which provided proceeds of $42.7 million. The majority of this redemption was related to our long-term debt financing completed in July 2005 (discussed below under “—Long-Term Debt and Revolving Credit Facility”) and after this redemption, we no longer held any RTFC subordinated capital certificates. Partially offsetting this source of cash was $16.4 million used for purchases of telephone plant and equipment, $6.3 million used in the acquisition of two exchanges and $0.4 million from changes in other assets. Included in the $16.4 million in capital expenditures was approximately $3.7 million spent at our Alabama rural telephone company to enhance the survivability of our network and to repair storm-related damages from Hurricane Katrina and $0.8 million spent to upgrade the network in the two exchanges we acquired. For the year ended December 31, 2004, net cash used for investing activities was $12.5 million and consisted of $14.6 million in cash used for the purchase of telephone plant and equipment partially offset by cash received from the redemption of subordinated capital certificates by the RTFC in the amount of $1.4 million and changes in other assets of $0.8 million. Included in the $14.6 million in capital expenditures was approximately $2.6 million for storm-related damages from Hurricane Ivan in the fourth quarter of 2004. Excluding these storm-related capital expenditures, our capital expenditures in 2004 were $12.0 million. For the year ended December 31, 2003, net cash used for investing activities was $10.0 million and consisted of $12.2 million for the purchase of telephone plant and equipment partially offset by $2.0 million in cash received from the redemption of subordinated capital certificates by the RTFC and $0.2 million from changes in other assets.

Financing Activities. For the year ended December 31, 2005, we used cash of $74.2 million in our financing activities. The primary use of cash in our financing activities was the repayment of $417.2 million of term loans and a $0.8 million fee for early retirement of certain fixed rate loans to the RTFC as part of our refinancing in July 2005. In addition, we redeemed $114.0 million of our outstanding 13.25% senior notes plus applicable prepayment premiums of approximately $7.6 million. To fund the repayment of the RTFC term loans, we borrowed $475.0 million from a syndicate of banks under a credit facility that matures in July 2012. Related costs for the credit facility were approximately $4.1 million. The remaining cash from the credit facility and cash on hand was used to make the senior note redemptions. Other uses of cash for financing activities included $4.7 million in scheduled principal amortization payments to the RTFC prior to fully retiring our remaining obligations to them and $1.0 million for the redemption of a portion of the minority interest in Coastal Communications, Inc. For the year ended December 31, 2004, net cash used in financing activities was $20.1 million and included $7.0 million in repayments on long-term debt, $10.0 million for the repayment of an outstanding balance on a revolving line of credit, $2.1 million for the repurchase of a portion of our 13.25% senior notes in the open market and $1.0 million for the partial redemption of a minority interest in Coastal Communications, Inc. For the year ended December 31, 2003, net cash used in financing activities was $25.6 million and was attributable to scheduled principal payments on long-term debt of $13.6 million, the repayment of $21.0 million outstanding on a line of credit and the redemption of $1.0 million of a minority interest in Coastal Communications, Inc. These uses of cash were partially offset by the proceeds of a $10.0 million advance on a line of credit.

Off-Balance Sheet Arrangements

As of December 31, 2005, we had no off-balance sheet arrangements as defined under Regulation S-K 303(a)(4).

Material Contractual Cash Obligations

The following table contains a summary of our material contractual cash obligations as of December 31, 2005:

	Cash Payments Due by Period
	Total	2006	2007-2008	2009-2010	Thereafter
	(Dollars in thousands)
Long-term debt – senior secured credit facility (a)	$475,000	$—	$—	$—	$475,000
Long-term debt – 13.25% senior notes (b)	84,000	7,000	—	77,000	—
Long-term debt - interest (c)	271,824	44,615	88,213	82,726	56,270
Operating leases (d)	6,954	1,266	1,945	1,247	2,496
Redemption of minority interest (e)	2,000	1,000	1,000	—	—
Other contractual cash obligations (f)	3,459	1,166	1,132	725	436

Material contractual cash obligations	$843,237	$55,047	$92,290	$161,698	$534,202

(a)

Our senior secured credit facility has no scheduled principal amortization during the life of the facility but does contain certain mandatory prepayment requirements that include (i) the net cash proceeds from the sale or disposition of certain assets, (ii) the net cash proceeds from certain debt and equity issuances and (iii) 50% of our net excess cash flow as defined in the credit agreement. We are permitted under our credit agreement to use 100% of our gross excess cash flow, as defined in the credit agreement, to redeem or repurchase our remaining outstanding 13.25% senior notes, and, subject to limitations contained in our senior note indenture, make distributions to MRTC to be used to repay its long-term debt or, in certain situations, pay dividends to its equity investors. If our gross excess cash flow is not used to retire other long-term debt or, if permitted, pay dividends, in an amount equivalent to our gross excess cash flow in a fiscal year, then 50% of the remaining amount, referred to as net excess cash flow, must be used to repay a portion of our senior secured credit facility within 90 days after year-end. For purposes of this test, we are permitted to apply any repayments of other long-term debt in the first 90 days after year-end to reduce the prior year’s net excess cash flow, thereby minimizing or eliminating any mandatory prepayments of the term loan from net excess cash flow. As of December 31, 2005, we had approximately $6.4 million of net excess cash flow for 2005. On March 27, 2006, we redeemed $7.0 million of our senior notes. We applied the necessary amount of this senior note redemption to reduce 2005’s net excess cash flow to zero, resulting in no mandatory prepayment of the term loan being required in the first quarter of 2006. We are not certain of the amount of gross excess cash flow we will generate, if any, in future periods or how we will use such amounts in our business. During the next twelve months, we believe that we will use 100% of any gross excess cash flow to voluntarily redeem or repay other long-term debt, primarily our 13.25% senior notes, and therefore we do not anticipate making any mandatory prepayments of the new term loan. If our calculations made in accordance with our credit agreement indicate that we have net excess cash flow at the end of a fiscal year and we do not make other payments to reduce that amount to zero as provided for in the credit agreement, then we will be obligated to pay 50% of that amount to reduce our credit facility. Our long-term debt is discussed further below and in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

(b)	Our 13.25% senior notes are due in March 2010. Under the terms of our senior secured credit facility, we are permitted to use our gross excess cash flow to opportunistically repurchase or redeem our senior notes. Accordingly, in 2005, we redeemed $114.0 million of our outstanding notes. In addition, on March 27, 2006, we redeemed an additional $7.0 million in our senior notes. We are not required to use our gross excess cash flow to retire our senior notes and therefore, we may choose to use our gross excess cash flow for other business purposes including acquisitions or capital expenditures. As such, we are unable to predict if we will retire any additional senior notes before they come due in March 2010 or if we do decide to retire additional senior notes, the timing when the repurchase or redemption will occur. Our balance reflected for the senior notes in this table does not reflect the unamortized discount of $0.7 million. Our long-term debt is discussed further below and in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.
(c)	Includes estimates of interest payments on long-term debt amounts currently outstanding. Our assumptions for our interest payments are based on our entire $559.0 million in long-term debt remaining outstanding through maturity as our credit facility does not have any scheduled principal amortization and we are not obligated to repay our senior notes until they come due in March 2010. Our long-term debt is discussed further below and in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.
(d)	Amount is shown net of estimated sublease income from current subleases.
(e)	See Note 14 to our audited consolidated financial statements.
(f)	Includes miscellaneous other commitments represented by contracts or other agreements requiring scheduled cash outlays in future periods. Amounts presented are on an undiscounted basis and include, among other things, maintenance agreements, service agreements, professional fees and employment agreements.

Long-Term Debt and Revolving Credit Facility

Senior Secured Credit Facility

On July 29, 2005, we entered into a new $550.0 million senior secured credit facility consisting of a seven-year, $475.0 million term loan with a syndicate of banks and a seven-year, $75.0 million revolving line of credit provided by the Rural Telephone Finance Cooperative, or RTFC. The $75.0 million revolver remains undrawn as of April 6, 2006. Advances under our line of credit are available to be used for general business purposes.

We used approximately $375.0 million of the proceeds from the term loan, together with the RTFC’s redemption of the $42.2 million in RTFC subordinated stock certificates we held, to repay the $417.2 million in term loans outstanding to the RTFC. As part of the transaction, the RTFC cancelled the two undrawn lines of credit at Madison River LTD Funding Corp. and Coastal Utilities that previously existed. We also used loan proceeds of approximately $4.8 million to pay the RTFC for accrued interest on the term loans and approximately $0.8 million as a fee for early repayment of certain fixed rate term loans. We recognized the early repayment fee as a loss on extinguishment of debt. Other expenses paid at closing of the new credit facility consisted of approximately $2.9 million in origination fees for the new term loan and the new revolving line of credit and $1.2 million in legal, accounting and other loan related expenses which have been capitalized as debt issuance costs and will be amortized over seven years, the life of the credit facility.

On August 29, 2005, with the remaining proceeds of the term loan and cash we held, we voluntarily redeemed $102.0 million of our outstanding 13.25% senior notes at a redemption price of 106.625% of the aggregate principal amount redeemed plus accrued interest. We recorded the premium of approximately $6.8 million paid to redeem the senior notes, together with writeoffs of $1.7 million in unamortized debt issuance costs and $0.8 million in unamortized discount related to the redeemed senior notes, as a realized loss on extinguishment of long-term debt.

On October 12, 2005, we issued a notice of redemption to our senior noteholders of our intent to voluntarily redeem an additional $12.0 million in senior notes on November 11, 2005. We completed this redemption at a price of 106.625% of aggregate principal amount redeemed plus accrued interest. We recognized the premium of approximately $0.8 million together with writeoffs of $0.2 million in unamortized debt issuance costs and $0.1 million in unamortized discount related to the redeemed senior notes, as a realized loss on extinguishment of long-term debt.

On January 27, 2006, we completed an amendment to our senior secured credit facility that reduced the interest rate margins for our term loan by 25 basis points. As a result, in the year following the effective date of the amendment, prepayments of our term loan may require us to also pay a prepayment fee equal to 1.00% of the aggregate principal amount of the prepayment if certain conditions exist.

Our term loan, as amended, bears variable interest, at our option, at either (a) a base rate, as defined in the credit agreement, plus 1.25% or (b) a London interbank offered rate (“LIBOR”) plus 2.25%. Interest is payable on the dates our interest rate resets. The credit agreement required us to enter into interest rate hedge agreements within six months of the closing date of the transaction that cover a minimum of 50% of the combined principal amount of our long-term debt and MRTC’s long-term debt for a period of two years from July 29, 2005. During October 2005, we entered into three interest rate swap agreements to fix the interest rate on a notional amount of $350.0 million of our term loan for a period of four years. As of March 31, 2006, with the hedge agreements in place, we effectively have a fixed interest rate on 73.7% of our term loan and 77.4% of our total long-term debt including our senior notes.

As of April 6, 2006, our fixed interest rate on the $350.0 million is approximately 6.97%. The interest rate on the $125.0 million variable portion of our term loan, a rate effective until July 6, 2006, is 7.26%. Accordingly, as of April 6, 2006, our weighted average effective interest rate on our senior secured credit facility was 7.15%.

As part of the transaction, the RTFC provided a new $75.0 million revolving line of credit. Our line of credit bears interest that is payable quarterly at the RTFC’s line of credit base rate plus 0.5% per annum (9.35% at April 6, 2006). The line of credit remains undrawn and is available to us for general business purposes. Based on the terms of our credit facility, at December 31, 2005, we had the capacity to advance approximately $65.2 million against our line of credit.

Our term loan has no scheduled amortization of principal until the maturity of the credit agreement in July 2012. However, under our credit agreement, we are permitted to make voluntary prepayments of the term loan and revolving line of credit without premium or penalty, other than standard breakage costs related to any hedging obligations. Subject to certain conditions and exceptions, we will be required to make mandatory repayments of borrowings under the term loan and then under the revolving credit facility with (i) the net cash proceeds from the sale or disposition of certain assets, (ii) the net cash proceeds from certain debt and equity issuances and (iii) 50% of our net excess cash flow as defined in the credit agreement.

We are permitted under our credit agreement to use 100% of our gross excess cash flow, as defined in the credit agreement, to redeem or repurchase the remaining outstanding senior notes, and, subject to limitations contained in our senior note indenture, make distributions to MRTC to be used to repay its long-term debt. In addition, beginning January 1, 2007, if our total leverage ratio, as defined in the credit agreement, is between 4.5 to 1.0 and 5.0 to 1.0, MRTC may pay dividends in amounts up to 50% of gross excess cash flow and if our total leverage ratio is below 4.5 to 1.0, MRTC may pay dividends in amounts up to 100% of gross excess cash flow.

If we and MRTC do not retire other long-term debt or, if permitted, pay dividends, in an amount equivalent to our gross excess cash flow in a fiscal year, then 50% of the remaining amount, referred to as net excess cash flow, must be used to repay a portion of the $475.0 million term loan within 90 days after year-end. For purposes of this test, we are permitted to apply any repayments of other long-term debt in the first 90 days after year-end to reduce the prior year’s net excess cash flow, thereby minimizing or eliminating any mandatory repayments of the term loan from net excess cash flow. As of December 31, 2005, we had approximately $6.4 million of net excess cash flow for 2005. On February 24, 2006, we issued a notice of redemption to our senior noteholders of our intent to redeem $7.0 million of our 13.25% senior notes and on March 27, 2006, we completed the redemption. We applied the necessary amount of this senior note redemption to reduce 2005’s net excess cash flow to zero, resulting in no mandatory repayment of the term loan being required. The remainder of the redemption is being applied to 2006’s net excess cash flow calculation.

Under the terms of the credit agreement, we are required to comply with certain financial ratios and administrative and financial covenants. We are, among other things, restricted in our ability to (i) incur additional indebtedness, (ii) make restricted payments or pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. At December 31, 2005, we were in compliance with the terms of our credit agreement.

The credit facility is secured by a first mortgage lien on our operating assets and revenues and those of MRTC and our first-tier, wholly-owned subsidiaries, Madison River Holdings Corp., Madison River Finance Corp. and Madison River Communications, LLC (collectively, the “Loan Parties”). In addition, MRTC and our first-tier, wholly-owned subsidiaries have guaranteed the credit facility and each Loan Party has pledged the equity interests in each wholly-owned subsidiary that it owns in support of the credit facility.

13.25% Senior Notes due 2010

We currently have $77.0 million of our 13.25% senior notes outstanding that mature in March 2010 and have semiannual interest payments due on March 1 and September 1 of each year. Using a portion of the proceeds from the new credit facility and cash on hand, we redeemed $102.0 million of our senior notes at a redemption price of 106.625% of the aggregate principal amount redeemed plus accrued interest on August 29, 2005. Then, on November 11, 2005, we redeemed an additional $12.0 million in senior notes with cash on hand for a redemption price of 106.625% of aggregate principal amount redeemed plus accrued interest. As discussed above, under our new credit agreement, we have the ability to repurchase on the open market or voluntarily redeem additional senior notes. Accordingly, on March 27, 2006, we redeemed an additional $7.0 million in senior notes for a redemption price of 104.417% of aggregate principal amount redeemed plus accrued interest.

We remain subject to the terms of our indenture that governs the senior notes and, accordingly, must comply with certain financial and administrative covenants contained in the indenture. We are, among other things, restricted in our ability to (i) incur additional indebtedness, (ii) pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. At December 31, 2005, we were in compliance with the terms of our indenture.

Minority Interest in Coastal Communications, Inc.

As part of the consideration paid in the Coastal Communications, Inc. acquisition in March 2000, MRTC issued to the shareholders of Coastal Communications, Inc. (the “Coastal shareholders”) 300 shares of Series A stock and 300 shares of Series B non-voting common stock of Coastal Communications, Inc. in the face amount of $10.0 million and $5.0 million, respectively. The Series A and Series B stock had put and call features that were defined pursuant to the terms of a shareholders’ agreement and were exercisable by the holders and Coastal Communications, Inc. In April 2002, MRTC completed an agreement with the Coastal shareholders that, among other things, modified certain provisions of the shareholders’ agreement. Under the terms of the agreement, the Coastal shareholders exchanged 120 shares of their Series A stock and all of their Series B stock in Coastal Communications, Inc. for equity in MRTC and notes payable from MRTC. The notes were repaid in December 2004.

Coastal Communications, Inc. redeemed 30 shares of the Series A stock retained by the Coastal shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction in April 2002. Under the terms of the amended shareholders’ agreement, the Coastal shareholders have the right to require Coastal Communications, Inc. to redeem their remaining shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. Accordingly, the Coastal shareholders put 30 shares of Series A stock to Coastal Communications, Inc. in May 2003, June 2004 and July 2005 and, in each case, Coastal Communications, Inc. redeemed the shares for approximately $1.0 million shortly thereafter. The Coastal shareholders, who continue to hold 60 shares of Series A stock, may put an additional 30 shares to Coastal Communications, Inc. in August 2006 and the remaining 30 shares in September 2007. Under the terms of the agreement, we may at any time require the Coastal shareholders to sell their remaining shares of Series A stock to us for a purchase price of $33,333.33 per share.

Deferred Income Tax Contingencies

During 2002, we amended certain prior year income tax returns that resulted in refunds to the Company of approximately $7.8 million. We received the refunds in 2002 and recorded them as deferred income tax liabilities. In the third quarter of 2003, the Internal Revenue Service (the “IRS”), as part of an audit, verbally notified us that our position taken in the amended tax returns would be disallowed and in the fourth quarter of 2003, we received formal notice of such action by the IRS. The refunds impacted by this IRS notification totaled approximately $5.1 million and these amounts continue to be included in our deferred income tax liabilities. We believe that our position is appropriate under current tax laws and we intend to vigorously defend the position taken in our amended income tax returns. We continue to accrue interest expense of approximately $0.2 million quarterly related to these refunds until the issue is resolved. At this time, we cannot assure you that we will prevail in our defense of our position taken in the amended income tax returns and we are uncertain as to the amount of time it will take to resolve. If we are not successful, we may be required to repay the amounts received as refunds plus accrued interest.

The remaining $2.7 million in refunds for 1998 amended income tax returns, which were not included in the IRS notification and for which we were advised the statute of limitations for audit adjustments had expired, were recognized as an income tax benefit in the fourth quarter of 2003. However, in June 2004, the Department of Justice filed suit against two of our subsidiaries, Gulf Coast Services, Inc. and Coastal Utilities, Inc., claiming that these were erroneous refunds of income taxes that our subsidiaries received which the United States of America is entitled to have returned. The amount of alleged erroneous refunds being sought in the lawsuits total approximately $2.9 million. In the first quarter of 2004, as the result of certain income tax audit adjustments made related to the examination of a separate year, we paid approximately $0.9 million of these claims. Accordingly, to recognize our potential exposure under the lawsuits, we accrued the remaining $2.1 million as income tax expense during the second quarter of 2004. At the same time, we also recognized $0.4 million in interest expense related to these alleged erroneous refunds. We believe that our position taken in the amended income tax returns is appropriate under current tax laws and we intend to vigorously defend against these claims. However, if we are not successful, we may be required to repay the amounts received as refunds plus the accrued interest and plaintiff’s costs.

During 2004, the Alabama Department of Revenue (the “ALDOR”) performed an audit of the 2002 and 2001 combined state income tax returns filed by our subsidiary, Gulf Coast Services, Inc., with the State of Alabama. For 2002, as permitted under Alabama’s income tax regulations, Gulf Coast Services, Inc. filed a combined return which included its consolidated financial results as well as the financial results for certain other subsidiaries of the Company with Alabama operations. In March, 2005, the ALDOR issued a Notice of Preliminary Assessment (the “Alabama Notice”), based on its audit findings in which it contended that some of our subsidiaries lacked the necessary nexus to be combined into our 2002 Alabama state income tax return. Upon further review and discussions with the ALDOR, the Company has agreed to reverse it position regarding consolidation of certain subsidiaries for the 2002 return only. In addition, the ALDOR has agreed to allow an offsetting adjustment in the 2002 return that will result in no additional payments for the 2002 tax year. Based on this change in position, the Company received correspondence from the ALDOR in October 2005 indicating the Alabama Notice had been dismissed.

We continued to evaluate our position in our 2003 and 2004 returns and, although we believe our nexus position was more favorable in 2003 and 2004, we made a determination that we would not continue to include the financial results of our other subsidiaries that were challenged by the ALDOR when filing subsequent returns and reached an agreement with the ALDOR on this matter. For 2003, we filed a combined return using the same basis as 2002 and we intend to amend this return to reflect our new position. For 2004, in establishing our liability for income taxes, we did not recognize a benefit from the filing of a combined return. Accordingly, we accrued a contingent income tax liability of approximately $2.5 million during 2005 to recognize the additional income tax liability and approximately $0.1 million for potential interest expense related to this income tax assessment. We made an estimated payment of $2.4 million in December 2005 for the additional taxes due as a result of our change in our tax position in the prior years. We believe our liability for state income taxes in the state of Alabama may increase in future periods as a result of this change in position.

Capital and Liquidity Requirements

Our working capital needs, our debt service requirements and our capital expenditures are primarily funded with our cash flow from operations. Our other primary source of liquidity is the available amounts under our revolving line of credit with the RTFC.

We believe that the terms of our $550.0 million senior secured credit facility with a syndicate of banks will provide us opportunities to significantly improve our liquidity going forward, primarily from a reduction in our interest expense, and a reduction in our leverage. As of April 6, 2006, our term loan, as amended, bears a weighted average effective interest rate of 7.15%.

Proceeds from the $475.0 million term loan, combined with the redemption of our $42.2 million of RTFC subordinated stock certificates, were used to retire our $417.2 million in outstanding term debt with the RTFC which bore a weighted average interest rate of approximately 7.2% at the time of repayment. Subsequent to the refinancing, we have also redeemed approximately $114.0 million of our outstanding 13.25% senior notes. Accordingly, our long-term debt outstanding has decreased from approximately $613.5 million at July 29, 2005 to approximately $551.4 million at March 31, 2006. By fully retiring our outstanding debt with the RTFC and the subsequent redemption of our senior notes, our weighted average interest rate on our long-term debt has decreased. At July 29, 2005, our weighted average interest rate on our long-term debt, including the senior notes, was 9.17%. As of April 6, 2006, our weighted average effective interest rate on our long-term debt was 8.00%. Accordingly, the cash required to service the interest accrued on our long-term debt will decrease significantly from recent historical levels. The amount of this decrease will depend upon the variability in interest rates although, in the near term, this impact should be minimal as we have fixed rates covering approximately 77.4% of our long-term debt. In addition, we expect that our interest expense will decrease further as we repurchase additional senior notes from our excess cash flow as permitted under our credit agreement.

In addition, by repaying the outstanding term loans to the RTFC, we have eliminated the $9.4 million in annual scheduled principal payments required by our long-term debt agreement with the RTFC. Our new credit agreement does not provide for any scheduled principal amortization payments on the term loan, however we do have requirements to make mandatory prepayments of the term loan in certain situations, including an annual prepayment of 50% of our net excess cash flow from the prior year. For purposes of this test, we are permitted to apply repayments of other long-term debt, other than advances on our line of credit, in the first 90 days after year-end to reduce the prior year’s net excess cash flow, thereby minimizing or eliminating any mandatory repayments of the term loan from net excess cash flow. On March 27, 2006, we redeemed an additional $7.0 million of our senior notes and applied approximately $6.4 million of that amount against the remaining net excess cash flow for 2005 to reduce it to zero, thereby resulting in no mandatory repayment of the term loan being required. The remainder of the redemption is being applied to 2006’s net excess cash flow calculation. In the next twelve months, we believe that we will use 100% of our gross excess cash flow to voluntarily redeem or repay long-term debt, primarily the 13.25% senior notes, and therefore we do not anticipate making any mandatory prepayments of the new term loan with our net excess cash flow.

Although we anticipate using our excess cash flow to opportunistically purchase, redeem or repay our higher cost long-term debt, we are uncertain as to the timing and extent of these payments. Factors that will impact our purchase, redemption or repayments, among others, are the results of our operations and generation of cash flow from our business, market conditions for our senior notes, other transactions that we may execute, the terms of our new credit agreement and the terms of our senior note indenture. As a result of our intent to use our excess cash flow to reduce our leverage, we expect that our cash balance may fluctuate from period to period.

Partially offsetting the benefit of lower interest expense will be a decrease in the amount of patronage capital dividends we receive from the RTFC. As a cooperative, the RTFC allocates its net margins to borrowers on a pro rata basis based on each borrower’s patronage in the RTFC. The net margins are based on the RTFC’s fiscal year which begins on June 1 and ends on May 31. In recent years, the Company has received an annual patronage capital allocation from the RTFC that it records at cost. As determined by the RTFC’s board of directors, a percentage of the patronage capital allocations paid are retired with cash in January of each year with the remainder being distributed in the form of patronage capital certificates. The patronage capital certificates will be retired for cash on a scheduled 15-year cycle or as determined by the RTFC’s board of directors. For 2005, our allocation of patronage capital from the RTFC was $2.8 million of which $2.0 million was retired with cash and $0.8 million was received in patronage capital certificates in January 2006. In January 2007, we expect to receive a prorated allocation of patronage capital, estimated to be $0.3 million to $0.4 million, based on the period of time we were borrowers during the RTFC’s fiscal year that will end on May 31, 2006. After receipt of this allocation, we will not receive any new patronage capital allocations from the RTFC.

We also expect that as we repay our higher cost long-term debt and our interest expense decreases, our cash paid for federal income taxes will increase as a result. Although we had a net taxable loss for 2005 for federal income tax purposes, we believe that we will have federal taxable income beginning in 2006.

Historically, we have received cash dividends on our Class C shares held in the Rural Telephone Bank, or RTB. At its August 4, 2005 meeting, the Board of Directors of the RTB voted to dissolve the RTB if certain language was included in the final 2006 Department of Agriculture appropriations bill. The appropriations bill was signed into law in November 2005 with the language included to allow for the dissolution of the RTB. During January 2006, we executed and returned our stock redemption agreements for our Class C shares and expect the redemption of our shares will be completed during the second quarter of 2006. We currently own approximately $26.5 million in RTB Class C common stock at par value. Our carrying value for the shares is $10.1 million. We believe the redemption proceeds from our Class C shares will be equivalent to the par value of our investment in the shares. However, we are not certain that we will receive the full par value for our shares until the final amount available for redemption is determined. We will continue to monitor the developments related to the RTB.

The Board of Directors of the RTB declared and paid a 5.74 % cash dividend to Class C shareholders on the par value of their stock in December 2005. Accordingly, we received a dividend of approximately $1.5 million in December 2005. Upon completion of the dissolution of the RTB, we will no longer receive cash dividends from the RTB.

In the near term, we expect that our primary uses of cash will include:

•	purchases, repayments or redemptions of our long-term debt, primarily our senior notes plus related prepayment premiums;

•	interest payments on our long-term debt;

•	payment of income taxes;

•	the maintenance and growth of our telephone plant and network infrastructure, including capital expenditures;

•	funding redemptions of Series A stock put to Coastal Communications, Inc. per the terms of a shareholders agreement with the former shareholders of Coastal Utilities, Inc.;

•	the maintenance, upgrade and integration of operating support systems and other automated back office systems;

•	sales and marketing expenses;

•	corporate overhead; and

•	personnel and related expenses.

We currently estimate that capital expenditures in 2006 will be approximately $14.0 million. For 2005, our capital expenditures were approximately $16.4 million, or an increase of approximately $1.8 million, from our capital expenditures of $14.6 million in 2004. Our capital expenditures in 2005 include approximately $3.7 million in additional capital expenditures for our Alabama rural telephone company to add significantly more high-capacity fiber optic transport lines using a network architecture that enhances survivability of our network during future hurricanes and to repair storm damage to our network sustained as a result of Hurricane Katrina in August 2005. In addition, we made capital expenditures of approximately $0.8 million to enhance the network serving the two exchanges we acquired in April 2005, primarily to enable us to provide broadband service to these customers. Excluding these two items, our capital expenditures for 2005 would have been approximately $11.9 million. For 2004, our capital expenditures of approximately $14.6 million included approximately $2.6 million in additional capital expenditures of our rural telephone operations in Alabama to repair and replace certain telephone and plant equipment, primarily certain components of our transmission and distribution facilities used to serve the coastal areas, as a result of damages from Hurricane Ivan in September 2004. Excluding these expenditures, our capital expenditures for 2004 would have been approximately $12.0 million. For the years ended December 31, 2003 and 2002, our capital expenditures were approximately $12.2 million and $12.3 million, respectively.

Our use of cash for capital expenditures in our normal business operations has been fairly consistent for the past four years and is significantly less than we had incurred in years prior to 2002. This is a result of several factors. First, we invested a significant amount in capital additions and improvements during 2000 and 2001 to build-out and enhance our telephone plant and network facilities in each of our markets. Absent any major changes in the technology that we employ, we believe that we have facilities in place capable of providing a high level of service to our customers without significant alterations or enhancements to our telephone plant. A large portion of our capital expenditures in 2005 and 2004 have been directed toward maintaining our existing facilities. Second, we have experienced slower growth in recent quarters for our RLEC operations including losses in the number of voice access lines we serve. In addition, we have not expanded our edge-out services into any new markets, nor do we have any current intentions to expand into new markets, and our existing edge-out operations have not demonstrated any growth as part of our business plan to generate sustainable cash flow. Therefore, there is minimal demand currently to expand our telephone plant or network facilities. In 2004 and 2005, the demand for use of capital in the expansion of our telephone plant and network facilities has been assessed and will continue to be assessed, in part, using factors such as the increase in demand for access lines and communications services and the introduction of new technologies that will provide an appropriate return on capital invested. In 2005, we entered into an agreement with the National Rural Telecommunications Cooperative that allows us to offer DIRECTV satellite television service to our customers. This agreement does not require us to make any significant capital expenditures to provide this service to our customers.

Effective January 1, 2005, Madison River Capital converted from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation. Accordingly, rather than passing through our income, losses and credits to MRTC, we will begin filing a consolidated federal income tax return with our subsidiaries pursuant to tax sharing agreements we will enter into with those subsidiaries. In addition, we will begin filing the appropriate state income tax returns. Prior to this conversion, our corporate subsidiary, MRH, filed a consolidated federal income tax return on behalf of itself and its corporate subsidiaries. We do not expect this conversion will have a material impact on financial position, results of operations or cash flows though we do anticipate that the amount of cash paid for income taxes will increase as the result of the decrease in our interest expense from our debt refinancing.

Based on our business plan, we currently project that cash and cash equivalents on hand, available borrowings under our revolving line of credit and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs for the next 12 months. However, our actual cash needs may differ from our estimates, and those differences could be material. Our future operating cash requirements will depend on many factors, including, among others:

•	the outcome of current litigation with the Department of Justice regarding the claim that two of our subsidiaries received erroneous refunds;

•	the duration of the troop deployment and subsequent stabilization of troop levels at the military bases in Georgia;

•	the extent of any further hurricane-related damages to any of our operating companies;

•	the extent to which we consummate any significant additional acquisitions;

•	our success in maintaining a net positive cash flow in our edge-out operations;

•	the demand for our services in our existing markets;

•	the increase in competitive services in our existing markets for voice and broadband services;

•	our ability to acquire, maintain, develop, upgrade and integrate the necessary operating support systems and other back office systems; and

•	regulatory, technological and competitive developments.

To the extent that our business plans or projections change or prove to be inaccurate, we may require additional financing or require financing sooner than we currently anticipate. Sources of additional financing may include commercial bank borrowings, including additional borrowings under our new credit facilities, sales of non-strategic assets, vendor financing or the private or public sales of equity and debt securities. We cannot assure you that we will generate sufficient cash flow from operations in the future or that future borrowings or other financings will be available to us in amounts sufficient to provide adequate working capital, service our indebtedness, make anticipated capital expenditures or pay income taxes. Failure to obtain adequate financing, if necessary, could require us to significantly reduce our operations or level of capital expenditures which could have a material adverse effect on our financial condition or results of operations.

Under the terms of MRTC’s Operating Agreement, at any time on or after January 16, 2006, certain members may require MRTC to redeem all of their Class A units at an amount equal to the fair market value of the units. Upon written notice to our board from a member exercising its put rights, MRTC will have 120 days to purchase the member’s units for cash. To the extent that cash is not available or MRTC is not permitted to make such payments, MRTC may issue notes to the member, with such notes bearing interest at the prime rate, until the notes can be retired for cash. If such put rights are exercised by any of our members, we may be required to fund this obligation of MRTC. The holders of MRTC’s Class B, Class C and Class D units have no rights to require the redemption of those units. No such put rights had been exercised as of April 6, 2006.

Proposed Initial Public Offering of Common Stock by Madison River Communications Corp. and Related Transactions

On December 23, 2004, Madison River Communications Corp., an entity formed to serve as the successor to Madison River Telephone Company, LLC, our parent, filed a Registration Statement on Form S-1 with the SEC for the purpose of registering its common stock in connection with an initial public offering. The Form S-1 has not yet become effective. Those securities may not be sold nor may offers to buy be accepted prior to the time the Form S-1 becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of those securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The consummation of the initial public offering is subject to various contingencies, including market conditions. There can be no assurance that the initial public offering and the related transactions will be completed on the terms described in the Form S-1 or at all.

Critical Accounting Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. In making these estimates, we considered various assumptions and factors that will differ from the actual results achieved and will need to be analyzed and adjusted in future periods. These differences may have a material impact on our financial condition, results of operations or cash flows.

Allowance for Uncollectible Accounts

We evaluate the collectibility of our accounts receivable using a combination of estimates and assumptions. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, such as a bankruptcy filing or substantial down-grading of credit scores, we record a specific allowance against the customer’s account based on our estimate of the net realizable value of what we believe can be reasonably collected. For our other accounts receivable, we estimate the net realizable value of the accounts based on a review of specific customer balances, our trends and experience with prior receivables, the current economic environment and the length of time the receivables are past due. If circumstances change, we review the adequacy of the allowance and our estimates of the net realizable value. At December 31, 2005, our total allowance for uncollectible accounts for both our accounts receivable and our other receivables, primarily from interexchange carriers, was $0.9 million and $1.0 million, respectively. If our estimate was understated by 10%, the result would be a charge of approximately $100,000 to our operations.

Revenues

We recognize revenues from universal service funding and charges to interexchange carriers for switched and special access services. In certain cases, our rural telephone companies participate in interstate revenue and cost sharing arrangements, referred to as pools, with other telephone companies. These pools are managed by NECA, which also provides administrative functions, such as the filing of the interstate access tariffs in which our operating companies participate. The NECA pools are funded by charges made by participating companies to customers. The revenue we receive from participation in NECA pools is based on our actual cost of providing the interstate services. Such costs are not precisely known until after year-end and special jurisdictional cost studies are completed. Cost estimates may be updated from time to time during the year, based on updated estimates of costs determined from review of actual costs for a portion of the year and the impact of specific transactions. Because our NECA pool revenues are based upon our costs, it is necessary for us to calculate our revenues during the year based on our cost estimates until final cost studies are completed. Final cost studies are generally completed during the second quarter following the year. For 2004 and 2003, the variance between our estimated revenues and our actual revenues, calculated based on the final cost studies, was less than 5%. Detailed rules for cost studies and participation in NECA pools are established by the FCC and codified in Title 47 of the Code of Federal Regulations.

Goodwill and Long-Lived Assets

Goodwill represents the excess of the purchase price of our acquisitions over the fair value of the net assets acquired and has an indefinite life. In accordance with the provisions of SFAS 142, we test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as significant underperformance by a reporting unit relative to its historical or its projected future operating results, significant regulatory changes that would impact the financial condition or future operating results of the reporting unit or significant adverse industry or economic trends. In performing our review of goodwill under the terms of SFAS 142, we make certain estimates regarding the implied fair value of our individual operating companies where goodwill is recorded. Under SFAS 142, Step 1 in determining whether an impairment has occurred requires the valuation of the respective reporting unit, which we estimate using undiscounted cash flows and comparative market multiples when available and appropriate. In completing our analysis of the carrying value of goodwill, we rely on a number of factors, including actual operating results, market data and future business plans.

If our analysis indicates that goodwill is impaired, measuring its impairment requires a fair value estimate of each identified tangible and intangible asset per SFAS 142’s Step 2 evaluation. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible net assets, other than goodwill. The remaining unallocated fair value represents the implied fair value of the goodwill. If the carrying value of the goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. See Note 1 to the consolidated financial statements for further discussion regarding goodwill.

We review the carrying value of our long-lived assets, primarily our fiber network, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), to determine if the carrying value of these assets has been impaired. Our review on the carrying value of long-lived assets is conducted on an annual basis or more frequently if events or circumstances indicate that an impairment may exist. In accordance with the terms of SFAS 144, we estimate the undiscounted future cash flows to be generated by our long-lived assets and compare them to the carrying value of the respective assets. If the carrying value of the fiber network exceeds the undiscounted expected future cash flows, an impairment exists for the amount by which the carrying value of the asset exceeds its estimated fair value. Our estimate of the fair value of the long-lived asset would be made using the best information available, which may include among other things, quoted market prices, prices for similar assets and liabilities or present value techniques as allowed under SFAS 144.

During 2005, we made the decision to discontinue our operations in New Orleans, Louisiana, part of our edge-out services, because of a decline in business from the impact of Hurricane Katrina on our business and our customers in that region. As the result of that decision, we determined that certain telephone plant and equipment used in those operations was impaired, and accordingly, we took a charge of $0.6 million in 2005.

Income Taxes

In preparing our consolidated financial statements, we are required to estimate our provision for income taxes for federal purposes and for each of the jurisdictions where we have operations. This process involves estimating our current income tax expense or benefit, our actual current income tax liability or receivable, and assessing temporary differences resulting from different treatment of certain income and expense items for income tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We also evaluate the likelihood that our deferred income tax assets will be recovered from future taxable income. To the extent that we believe it is more likely than not that our deferred income tax assets will not be recovered, we record a valuation allowance to reduce our deferred income tax assets to our estimate of their net realizable value. We periodically assess the recoverability of our deferred income tax assets and make adjustments to the valuation allowance. In performing this assessment, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

There are various factors that may cause our estimates used in establishing deferred income tax assets and liabilities to change. Changes in future U.S. federal and individual state income tax laws and regulations could have a material effect on our income tax estimates. We assess the impact of significant changes to the U.S. federal and state income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our consolidated financial statements when new regulation and legislation is enacted.

As of December 31, 2005, we have recorded liabilities of $10.5 million provided for positions taken in prior tax returns that we believe were properly treated on such tax returns but have been challenged when the tax returns were audited or are subject to lawsuits by the Department of Justice. Our contingent income tax liabilities are reflected as deferred tax liabilities because the timing of the resolution of these audits and lawsuits is uncertain and if the positions taken on the tax returns are not ultimately sustained, we may be required to make cash payments plus interest. We use significant judgment in both the determination of probability and the determination as to whether a contingent tax liability is reasonably estimable. Because of uncertainties related to these matters, our contingent income tax liabilities are based on the best information at that time. As additional information becomes available, we reassess the potential liability related to our positions and revise our estimates accordingly.

Recent Accounting Pronouncement

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. (“SFAS 123R”). This new standard requires companies to adopt the fair value methodology of valuing stock-based compensation and recognizing that valuation in the financial statements from the date of grant. We currently use the minimum value method to account for our share-based payments. Accordingly, we are required to adopt the prospective transition method effective January 1, 2006, with no restatement of any prior periods. Under the prospective transition method, equity awards previously accounted for as variable awards under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, will continue to be accounted for as variable awards unless those awards are substantively modified after the adoption of SFAS 123R.

Quantitative and Qualitative Disclosures About Market Risk

Although we invest our short-term excess cash balances, the nature and quality of these investments are restricted under our internal investment policies and covenants under our credit agreement and senior note indenture. Investments we are permitted to make are limited primarily to U.S. Treasury agreement and agency securities, certain time deposits and high quality repurchase agreements and commercial paper. We do not invest in any derivative or commodity type instruments. Accordingly, we are subject to minimal market risk on our investments.

As of April 6, 2006, our outstanding long-term debt consists principally of a $475.0 million term loan. The term loan, as amended, bears a weighted average effective interest rate of 7.15% as of April 6, 2006. We have interest rate swap agreements with three banks that fix the interest rate on $350.0 million of our term loan at an interest rate of approximately 6.97% for a period of four years. Therefore, $125.0 million of our term debt remains variable and subject to interest rate risk if interest rates rise. A one percent increase in interest rates would result in an increase in our interest expense of approximately $1.3 million. We also have $77.0 million of senior notes outstanding at April 6, 2006 with a stated fixed interest rate of 13.25%. We are not subject to interest rate risk on our senior notes.

As discussed above, we have entered into interest rate swap agreements to manage our exposure to fluctuations in interest rates on our variable rate indebtedness. Each floating rate payor under the interest rate swap agreements is a nationally recognized commercial bank, which has been accorded ratings similar to other large commercial banks by primary rating agencies. We will periodically monitor these credit ratings. While we may be exposed to losses due to non-performance of the bank counterparties, we consider the risk remote and do not expect the settlement of this transaction to have a material effect on our financial condition, results of operations or cash flows.

BUSINESS

Our Business

Overview

We operate rural telephone companies that serve business and residential customers in Alabama, Georgia, Illinois and North Carolina. We offer our customers a variety of telecommunications services, including local and long distance voice services and Internet access services. Our rural telephone companies have been serving their local communities for over 50 years.

We were founded with the goal of acquiring, integrating and improving operations at rural telephone companies. Since 1998, we have acquired five rural telephone operations and manage them as four distinct rural telephone companies. With these acquisitions, we purchased established businesses with stable cash flows, governmental authorizations and certifications in place. In addition, most of our purchases included operational support systems, experienced management and key personnel and technologically advanced facilities. We believe our disciplined approach to operations has allowed us to improve the operations at each of our acquired rural telephone companies.

Our rural telephone companies benefit from limited competition and a favorable regulatory environment, which we believe leads to stable operations. Competition is typically limited in areas served by rural telephone companies because they generally are sparsely populated and rural, with predominantly residential customers. Accordingly, the cost of operations and capital investment requirements for new entrants is high. At the same time, existing state and federal regulations permit us to charge rates that enable us to recover our operating costs plus a reasonable rate of return on our invested capital (as determined by relevant regulatory authorities). In addition, we benefit from federal policies establishing the principle that rates in rural areas should be reasonably comparable to rates in urban areas. These policies have resulted in state and federal universal service funding payments to assist in the recovery of costs in high cost rural areas, such as those served by our operating companies. For the years ended December 31, 2005 and December 31, 2004, 7.0% and 6.5%, respectively, of our total revenues were attributable to such payments.

An important part of our operating strategy for acquisitions is to maintain, to the extent possible, the local identity, customer service and management presence of the acquired company. With the exception of Gallatin River and the Milton and Gatewood exchanges acquired in April 2005, our rural telephone companies continue to operate with the same corporate identity by which they were recognized before the acquisition. The responsibility for the operations of each rural telephone company is directed by an experienced, local management team. We have consolidated certain functions, including the purchase of certain products and services for the benefit of all of our rural telephone companies, at Madison River Management, LLC, or Madison River Management, in an effort to provide efficiencies and cost savings that could not be gained by each rural telephone company acting individually. Madison River Management provides certain management services to each of our operating companies, including: personnel and payroll management; finance, accounting and tax services; legal, regulatory and compliance advice; and information technology, data processing and engineering services. The services are performed at a fixed annual rate which is negotiated in large part based on the size of the operating company and the services to be provided. Our rural telephone companies paid Madison River Management aggregate fees of approximately $25.5 million in 2005 for these services. In addition, our rural telephone companies share information between respective management teams regarding process improvements that have been implemented and best practices that are employed to leverage the knowledge developed by each rural telephone company and further the overall improvement in operations.

For the year ended December 31, 2005, we had total revenues, net operating income and EBITDA of $193.2 million, $58.3 million and $92.9 million, respectively. For the years ended December 31, 2004 and 2003, we had total revenues of $194.2 million and $186.4 million, respectively, net operating income of $55.7 million and $49.2 million, respectively, and EBITDA of $104.6 million and $104.9 million, respectively. As of December 31, 2005, we had 238,465 connections in service consisting of 192,239 voice access lines and 46,226 broadband and high-speed data connections. At December 31, 2004 and 2003, we had 233,307 and 225,228 connections, respectively. See footnote (b) under “Selected Financial and Operating Data” for a definition of EBITDA and a reconciliation of net cash provided by (used in) operating activities to EBITDA.

Corporate Organization and Ownership

Madison River Capital is a limited liability company that was organized in 1999 under the provisions of the Delaware Limited Liability Company Act. We are a wholly-owned subsidiary of our parent company, Madison River Telephone Company LLC, or MRTC. MRTC was founded in April 1996 by a management team led by J. Stephen Vanderwoude, former President and Chief Operating Officer of Centel Corporation. Equity investors in MRTC include affiliates of Madison Dearborn Partners, Goldman, Sachs & Co., Providence Equity Partners, the former owners of Coastal Utilities, Inc. and certain members of our management team.

On December 23, 2004, Madison River Communications Corp., an entity formed to serve as the successor to MRTC, filed a Registration Statement on Form S-1 with the SEC for the purpose of registering its common stock in connection with an initial public offering. The Form S-1 remains on file but has not yet become effective. Those securities may not be sold nor may offers to buy be accepted prior to the time the Form S-1 becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of those securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Prior to the initial public offering, pursuant to a series of mergers, we expect that 100% of the outstanding shares of Madison River Communications Corp. will be owned by certain direct or indirect holders of member units in MRTC, and Madison River Communications Corp. will own, directly or indirectly, 100% of the outstanding membership units in MRTC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed Initial Public Offering of Common Stock by Madison River Communications Corp. and Related Transactions” for further information.

The consummation of the initial public offering is subject to various contingencies, including market conditions. There can be no assurance that the initial public offering and the related transactions will be completed on the terms described in the Form S-1 or at all.

Our Markets

Our franchised territories are predominantly in rural areas and small towns and cities. We are the incumbent provider of basic telephone services in these markets. At December 31, 2005, we served 180,318 voice access lines, of which approximately 66% were residential and 34% were business in our franchised territories. We believe our markets have demonstrated the need and potential for a provider of a full range of communications solutions. We strive to be the service provider of choice for our customers in our franchised territories by providing a full suite of integrated communications services in local and long distance voice, high-speed data, Internet access and custom calling features.

We have dedicated and experienced senior managers and customer service representatives located in each region in which we operate with an extensive knowledge of the dynamics of their specific markets and the needs of our customers. In each of our markets, we maintain business offices that provide our customers the opportunity to meet personally with our local management, customer service and sales representatives and pay their bills directly.

Our four rural telephone companies, their location, date acquired and total number of voice access lines and broadband connections in service in their franchised territories at December 31, 2005 are:

Company	Headquarters	Date Acquired	Connections at December 31, 2005
Mebtel, Inc.	Mebane, North Carolina	January 1998	18,863

Gallatin River Communications, LLC	Galesburg, Illinois	November 1998	79,769

Gulf Telephone Company	Foley, Alabama	September 1999	75,244

Coastal Utilities, Inc.	Hinesville, Georgia	March 2000	52,011

On April 30, 2005, our North Carolina rural telephone company, Mebtel, Inc., completed the acquisition of certain rural telephone assets comprising two exchanges in North Carolina for approximately $6.3 million. As of December 31, 2005, these exchanges served 3,707 connections, consisting of 3,515 voice access lines and 192 broadband connections, and 2,514 long distance accounts. We upgraded the network serving these two exchanges to allow us to begin offering broadband service during the third quarter of 2005. Mebtel, Inc.’s connection totals in the table above include the voice access and broadband connections related to this acquisition.

We believe that our markets in the Southeast are experiencing a positive growth dynamic with several factors potentially driving growth. In particular, Coastal Utilities, Inc. is expected to benefit from plans to realign certain military functions at Fort Stewart as well as expected growth in commercial development within its service area. Planned development includes construction of a 1.9 million square foot commercial distribution center by Target and also expansion of the Ford Plantation, a high-end residential community.

We believe Mebtel, Inc. could benefit from significant commercial development within its service area as a result of growth in jobs and population. Specifically, the Interstate 85/Interstate 40 corridor that crosses through Mebtel’s service area is experiencing development of retail centers around anchor tenants such as Wal-Mart and Lowes Hardware. We believe the North Carolina Industrial Center, a 550-acre mixed-use development site, continues to be an attractive location for the development of distribution centers. Ford Motor Company, W.S. Babcock and others have recently opened distribution centers in the area.

GulfTel Communications’ service area has seen continued strength in tourism along the Gulf Coast driving new development and expansion. The population in Gulf Shores and Orange Beach nearly doubled between 1990 and 2003, and Baldwin County is currently ranked by Policom, an independent economic research firm, as the fourth strongest micropolitan economy in the Southeast. The area is considered to be an attractive region for conventions and has a significant amount of beachfront property under development.

In our markets, our rural telephone companies serve primarily three types of customers:

1.	Residential and business customers located in our local service areas that buy local and long distance voice services and Internet access services;

2.	Interexchange carriers, wireless and other carriers that pay for access to long distance customers located within the respective rural telephone companies’ local service areas; and

3.	Customers that purchase miscellaneous services such as directory advertising or customer premise equipment.

We also operate as a competitive local exchange carrier, or CLEC, which we refer to as our edge-out services, or EOS, providing local and long distance voice services, high-speed data and Internet access services in edge-out markets established in territories that were in close proximity to our rural telephone companies. By developing markets in close proximity to our rural telephone company operations, or “edging out” from those operations, we were able to leverage off of the resources that our rural telephone companies could provide. The responsibility for managing and operating our edge-out services is with the managers of our respective rural telephone companies. Customers of our edge-out services are generally medium and large businesses that utilize eight voice lines or more and high speed data services. Our edge-out services provide integrated communications services built on high speed broadband service offerings utilizing advanced bandwidth enhancing technologies such as asynchronous transfer mode, or ATM, high speed data and fiber optic networks. Currently, our two edge-out markets are: (i) the Triangle (Raleigh, Durham and Chapel Hill) and Triad (Greensboro and Winston-Salem) regions of North Carolina; and (ii) Peoria and Bloomington, Illinois.

Previously, we had edge-out operations in New Orleans, Louisiana and nearby cities including Biloxi and Gulfport, Mississippi. However, on August 29, 2005, Hurricane Katrina came ashore east of New Orleans, Louisiana and caused significant wind and flood damage to areas of Mississippi and Louisiana, including New Orleans. The effects of the storm and subsequent flooding impacted our edge-out services operations in New Orleans and, to a lesser degree, our RLEC operations in Alabama. Our facilities in New Orleans sustained some damage but remained operational. However, the significant impact of the hurricane on the economy in New Orleans and surrounding regions directly resulted in a significant loss of our customers and decline in our business. As a result of these factors, we made the decision to systematically shut down our operations in New Orleans. We notified our affected customers in December 2005 of our decision and we suspended the provision of voice and data services to these customers as of March 1, 2006. We expect to complete the process of shutting down our operations, including the termination of certain contracts and removal of our equipment, by the third quarter of 2006. We served approximately 3,800 connections in New Orleans and nearby communities with revenues of approximately $3.0 million to $3.5 million annually prior to the impacts of the storm. We do not believe the termination of our operations in New Orleans will have a material impact on our results of operations, cash flows or EBITDA.

For the year ended December 31, 2005, revenues generated by our rural telephone companies were approximately $182.8 million, or 94.6% of our total revenues, and revenues from our edge-out services were $10.4 million, or 5.4% of our total revenues. As of December 31, 2005, our rural telephone companies served 180,318 voice access and 45,569 broadband connections. In our edge-out markets, we served 11,921 voice access and 657 high-speed data connections. Included in these totals are approximately 3,420 voice access lines and 162 high-speed data connections that were in our New Orleans market and these connections were terminated on March 1, 2006 as part of our systematic discontinuance of these operations. For the year ended December 31, 2004, revenues generated by our rural telephone companies were approximately $182.2 million, or 93.9% of our total operating revenues, while revenues from our edge-out services were approximately $11.9 million, or 6.1%, of our total operating revenues.

Our Strategy

Our objective is to maintain and strengthen our position as a leading provider of telephone services in our target markets in the Southeast and Midwest. The key elements of our strategy include:

•	Continuing to improve operating efficiencies by providing centrally managed resources and sharing best practices across our operations. We have centralized many of our business and back office functions, including network management, network operations, information technology, procurement, regulatory, finance, accounting, legal and human resources, resulting in a more efficient utilization of resources. By providing these centrally managed resources to our operating companies, we allow our local management and customer service functions to focus on their business locally and better serve our customers in a cost-effective manner. We intend to continue to identify and develop more cost efficient methods of managing our business processes, including sharing and implementing best practices across our operations, to provide a higher level of service to our operating companies and our customers.

•	Taking a disciplined approach to capital expenditures. We purchased established telephone companies with operational support systems and technologically advanced network facilities. Furthermore, we invested significant amounts during 2000 and 2001 to build-out and enhance our telephone plant and network facilities in our markets. Absent major changes in technology or services, we believe that our network facilities are capable of providing a high quality, full suite of telecommunications services to our customers without significant alterations or enhancements. We currently estimate that capital expenditures in fiscal 2006 will be approximately $14.0 million. We will continue to maintain a disciplined approach to making capital expenditures. We review each element of our business to determine possible capital expenditure programs and then prioritize them based on a return on investment model.

•	Improving on our competitive position through superior service offerings by continuing to add new services and providing bundled offerings. We focus on delivering superior, high quality services to our customers. We were the first company in our markets to offer high-speed Internet access and regularly introduce new services to our customers. We also were the first company to offer a bundle in our markets which offers, for a single price, unlimited use of local telephone service, long distance service, high-speed broadband service for Internet access as well as custom calling features, including caller identification and voicemail. We intend to continue to add new services and provide bundle offerings which we believe will allow us to continue to build upon our strong competitive position.

•	Expanding market position through knowledge of local markets and strong customer retention. We have dedicated and experienced senior managers and customer service representatives located in each region in which we operate with an extensive knowledge of the dynamics of their specific markets and the needs of our customers. In each of our markets, we maintain business offices that provide our customers the opportunity to meet personally with our local management, customer service and sales representatives and pay their bills directly. We intend to build upon our local presence to continue to produce better than industry average growth in customer connections and strong customer retention.

•	Growing through selective acquisitions. We believe that we can continue to add value to our business by selectively acquiring rural telecommunication assets and effectively integrating them into our organization. In evaluating acquisition opportunities, we apply rigorous selection criteria which include, among other things, the opportunity to improve cost structure, margins and operations; current and historical operating performance; geographic location of network; market demographic profile; quality of infrastructure and facilities; regulatory environment; and outlook, integration and management.

Organization

(1)	Gulf Long Distance, Inc. and Gulf Telephone Company are wholly-owned subsidiaries of Gulf Coast Services, Inc.
(2)	The membership interests of Gallatin River Holdings, L.L.C. are owned as follows: (i) Class A Units are owned 60.5% by Madison River LTD Funding Corp. and 39.5% by Madison River Management Company and (ii) Class B Units are owned 100% by Madison River Capital, LLC who is also the managing member. Gallatin River Communications L.L.C. is a wholly-owned subsidiary of Gallatin River Holdings, L.L.C.
(3)	Madison River LTD Funding Corp. owns 100% of the voting stock of Coastal Communications, Inc. Affiliated parties own the remaining interests of Coastal Communications, Inc.
(4)	Coastal Long Distance Services, Inc. is a wholly-owned subsidiary of Coastal Utilities, Inc.
(5)	The membership units of Gulf Communications, LLC are owned as follows: (i) Class A Preferred Member Interests are owned 100% by Gulf Telephone Company, and (ii) Class B Common Member Interests are owned 99% by Madison River Communications, LLC and 1% by Gulf Telephone Company. Madison River Communications, LLC is the managing member.

Products and services

We seek to capitalize on our local presence and network infrastructure by offering a full suite of integrated communications services in voice, high-speed data, fiber transport, Internet access and long distance services, as well as value-added features such as call waiting, caller identification, voicemail and conference bridge services, all on one bill. Set forth below are brief descriptions of the communications services we provide to our customers in our markets.

Local voice services

We provide basic local voice telephone service to residential and business customers in our franchised territories. Except for customers of Gallatin River, our customers are charged a flat monthly fee for the use of this service. Our Gallatin River customers pay a flat fee plus local usage pursuant to a local measured service tariff. We also offer our customers a variety of custom calling features, such as voicemail, caller identification, call waiting and call forwarding. These custom calling features are bundled into packages with other services and sold at a discount as well as being offered separately. We charge a flat monthly fee for these custom calling features that will vary depending on the bundled offering and types of services selected. As of December 31, 2005, we had 180,318 voice access lines, comprised of 119,163 residential access lines and 61,155 business access lines, in our franchised territories. In addition, we provided the following custom calling features to customers: 58,817 voicemail accounts, 78,291 caller identification accounts, 74,014 call waiting accounts and 66,633 call forwarding accounts.

Also included in our local voice service revenues are network access revenues. Network access revenues are earned for the origination and termination of long distance calls, and usually involve more than one carrier providing long distance service to the customer. Long distance calls are generally billed to the customer originating the call. Therefore, a mechanism is required to compensate each carrier involved in providing services related to the long distance calls such as the origination and termination of the long distance call. This mechanism is referred to as a network access charge and revenues from these charges are derived from charges to the end user of the service as well as billings to interexchange carriers for the use of our facilities to access our customers. In addition, payments received from our participation in universal service funding mechanisms are included as part of network access revenues. Universal service funding mechanisms provide payments for the capital invested in communications infrastructure to promote universal telecommunications services at affordable rates for rural customers. For the years ended December 31, 2005 and 2004, local voice service revenues represented 65.9% and 67.2%, respectively, of our total revenues.

Long distance voice services

We provide long distance voice services under our own brand names in each of our franchised territories. Long distance voice revenues are earned primarily as our long distance customers make calls. The charges are based on the length of the calls and the rate charged per minute unless service is provided under one of our bundled packages at a fixed price. With certain of our bundled packages, customers pay a fixed minimum monthly charge for our long distance service independent of the actual calls made. We bundle our long distance service with other custom calling features to offer an attractively priced option to our customers. We have resale agreements with Sprint, Global Crossing and Qwest Communications Corp. to provide long distance transmission services to our customers. Each of these agreements can be terminated with written notice for no penalty and none of the agreements contain a monthly minimum volume commitment. As of December 31, 2005, we had 108,407 long distance accounts in our franchised territories. For the years ended December 31, 2005 and 2004, long distance voice service revenues represented 8.1% and 7.8%, respectively, of our total revenues.

Internet and enhanced data services

We provide broadband services and dial-up Internet services in our franchised territories. Our broadband service provides high-speed access to the Internet at multi-megabit upload and download speeds. Our broadband service is purchased by both residential and business customers for a flat monthly fee that is not dependent on usage. Currently, we are capable of providing broadband service to approximately 99% of our access lines. Our dial-up Internet service provides customers, primarily residential customers, with a connection for unlimited access to the Internet over their existing phone lines for a flat monthly fee. Customers using our Internet access services have the ability to establish an email account and to send and receive email. We offer our customers these services as part of discounted bundled packages that include other services and features. As of December 31, 2005, we had 45,569 broadband connections in service and 11,800 dial-up Internet access subscribers in our franchised territories. For the years ended December 31, 2005 and December 31, 2004, Internet and enhanced data service revenues represented 12.4% and 10.7%, respectively, of our total revenues.

Edge-out services

In markets near our franchised territories, we provide local, long distance and high-speed data services primarily to medium and large businesses. In addition, as part of our edge-out services, we maintain and market a fiber transport and Internet egress business to customers primarily in the Southeast region of the United States. In our edge-out markets, we provided basic local exchange services to 11,921 voice access lines and 657 high-speed data connections as of December 31, 2005. Included in these totals are approximately 3,420 voice access lines and 162 high-speed data connections that were in our New Orleans market and these connections were terminated on March 1, 2006 as part of our systematic discontinuance of these operations. Approximately 54% of our edge-out customers take our data product. In addition, we provide data and Internet related services to our customers primarily using asynchronous transfer mode, or ATM, switches distributed strategically throughout our network, enabling customers to use a single network connection to communicate with multiple sites throughout our fiber optic network and egress to the Internet. Our transport business customers are other interexchange carriers and major accounts and we provide services such as intercity transport, including both high capacity and optical wavelength transport, metro access services and Internet egress services at a DS-3 level and above. For the years ended December 31, 2005 and December 31, 2004, edge-out service revenues represented 5.4% and 6.1%, respectively, of our total revenues.

Telephone directory and other miscellaneous revenues

Our telephone directory and other miscellaneous revenues consist primarily of revenues from advertising sold in our telephone directories, revenues earned from construction of telecommunications facilities for customers, revenues earned from sales of telephone equipment to business customers and revenues earned from other carriers for billing their long-distance customers for long-distance calls and collecting the amounts due.

Our directory service provides telephone directories in our franchised territories that consist of residential and business white and yellow page listings and advertisements. We currently produce nine different directories in our service areas and intend to combine the three smallest directories with larger directories providing coverage to nearby or adjacent market areas. We provide this service through third-party contractors who pay us a percentage of revenues realized from the sale of advertising placed in these directories.

For certain large customers, we earn revenues from construction of certain telecommunication facilities designed for their specific use. We are a reseller of telephone equipment, such as telephone systems and handsets, primarily to business customers. As part of this service, we provide installation and support to our customers including maintenance under contract agreements for fees based on the level of services provided. For the years ended December 31, 2005 and December 31, 2004, telephone directory and other miscellaneous revenues represented 8.2% and 8.2%, respectively, of our total revenues.

We have entered into an agreement with the National Rural Telecommunications Cooperative to offer DIRECTV satellite television service to our customers. We commenced the introduction of this satellite television offering during the second quarter of 2005 primarily through a soft roll-out of the service to our employees and other selected customers and rolled out this product to all of our customers during the third quarter of 2005. While this product offering is important to enhancing our overall bundle of services, we do not believe that it will have a material impact on our results of operations or cash flows going forward. As expected, this agreement has not required cash outlays to implement or provide services to customers.

Sales and marketing

Our marketing approach emphasizes customer oriented sales, marketing and service with a local presence. In our franchised territories, we market our products primarily through our customer service and sales representatives supported by direct mail, bill inserts, newspaper advertising, website promotions, public relations activities and sponsorship of community events. Best sales practices are shared among our rural telephone companies. In each of our markets, we maintain business offices that allow our customers the opportunity to pay their bills directly or meet personally with our local management, customer service and sales representatives. Our customer service and sales representatives are well trained and earn incentive compensation to promote sales of services to customers that meet their unique needs. In each rural telephone company, we also have quota-carrying outside sales representatives that market to businesses by offering focused, customized proposals.

The services we provide can be purchased separately but more often are included in a package with selected other service offerings, often referred to as bundling, and sold at a discount. Our sales and marketing strategy for our operations in our franchised territories focuses on the bundling of services and the benefits it provides to our customers. We believe that a fully-integrated bundle of services maximizes our opportunity to increase penetration of new and existing services and reduces our risks of losing customers to increasingly aggressive competitors. We feel that the convenience and simplicity of a single provider and a single bill, in addition to the cost savings, is highly valued by our customers. Because of the convenience a bundle offers, we believe customers are more satisfied and less likely to select other vendors as their telecommunications provider.

In 2003, we introduced a residential bundled offering in each of our markets which we have branded as our “No Limits” package. Our primary residential bundled offering is our No Limits-Broadband package. Our results show that the No Limits-Broadband package has been successful in increasing penetration rates in services such as broadband and long distance as many of our existing customers selecting the No Limits-Broadband package are new broadband subscribers and long distance customers. The No Limits-Broadband bundle is marketed to our residential customers at a price that varies slightly by location. We believe our pricing points for the No Limits-Broadband package is at a level equal to or better than packages offered by cable, wireless, and interexchange competitors in our markets. The No Limits-Broadband package offers:

•	unlimited local telephone service;

•	unlimited nationwide long distance;

•	unlimited use of our most popular custom calling features including caller identification and voicemail; and

•	unlimited use of our high-speed broadband service for Internet access.

We have begun to offer a No Limits-Telephone bundle in selected markets. This bundle includes the first three voice services and feature sets listed above, but not the broadband service.

We also employ marketing campaigns to systematically move customers from our dial-up Internet service to our broadband service and from purchasing single services to purchasing bundled options like the No Limits packages. Because of the convenience a bundle offers, we believe customers are more satisfied and less likely to seek other vendors for their voice and data services.

In our edge-out services, our sales and marketing group consists of an agent liaison manager for our two edge-out operating regions that works with numerous companies authorized as agents to market our services. In addition, three quota-carrying outside sales representatives for Gallatin River in Illinois also market edge-out services. Our agents and our direct sales force market our services to medium and large businesses. These sales forces make direct calls to prospective and existing business customers, conduct analyses of business customers’ usage histories and service needs, and demonstrate how our service package will improve a customer’s communications capabilities and costs. Our network engineers work closely with our sales representatives to design service products and applications, such as high-speed data and wholesale transport services, for our customers. For our existing customer base, our Client Based Marketing group handles contract renewals and upgrades.

We serve our edge-out markets predominantly from our established operations in Mebane, North Carolina and Pekin, Illinois. Our local offices are primarily responsible for coordinating service and customer premise equipment installation activities. Our technicians survey customer premises to assess building entry, power and space requirements and coordinate delivery, installation and testing of equipment. We believe that our edge-out customers value our “single point of contact” for meeting their telecommunications needs as well as our ability to provide a fully integrated portfolio of services. Our ATM-based services are fully monitored for service performance by systems in our network operations center, enabling us to provide preventative as well as corrective maintenance 24 hours a day, 365 days a year.

We seek to maintain and enhance the strong brand identity and reputation that each of our rural telephone companies enjoys in its communities. We believe this provides us with a competitive advantage. For example, in each of our major areas of operation, we market our products and presence through our local brand names, MebTel Communications in North Carolina, Gallatin River Communications in Illinois, GulfTel Communications in Alabama and Coastal Communications in Georgia. As we market new services, or reach out from our established markets, we will seek to use our brand identities to attain increased recognition with potential customers. In our edge-out markets, we are building and enhancing our brand identity as Madison River Communications.

Network

We offer facilities-based services in each of our markets. Our fully integrated telecommunications network is comprised primarily of ATM core switches, capable of handling both voice and data, and time division modulation digital central office switches and our packet network used for broadband services that reach approximately 99% of our access lines in our franchised territories. Our network also includes approximately 3,800 route miles of local and long-haul fiber optic network predominately based in the southeastern United States. We currently own predominantly all of our network facilities in our operations in our franchised territories. In our edge-out services, we own most of our network facilities, including substantially all of our long-haul fiber network, but do lease certain facilities and elements to allow us to serve our customers. We have not booked any revenues from swaps of indefeasible rights to use.

We have a full suite of proven operational support systems and customer care/billing systems that we believe allow us to meet or exceed our customers’ expectations. Our operational support systems include automated provisioning and service activation systems, mechanized line record and trouble reporting systems, inter-company provisioning and trading partner electronic data exchange systems. We employ an Internet service provider provisioning system and helpdesk database software to assist new data customers and to communicate with them when necessary. We currently bill our edge-out, Mebtel, Inc., Gallatin River Communications and Gulf Telephone Company customers using our Unix-based Single View billing system. We bill our Coastal Utilities customers using an AS400 based billing system from Comsoft. During the fourth quarter of 2005, we successfully migrated Gallatin River’s billing from a third party vendor to our Single View billing system which effectively allows us to provide customer billing for each of our companies using our internal resources. We believe our operational support systems are scalable to accommodate reasonable growth and expansion we may experience.

Our network operations center located in Mebane, North Carolina monitors all of our networks, transport and ATM elements, our internal network routers and transport elements, digital switching systems and ISP infrastructure devices twenty-four hours a day, 365 days a year.

The majority of our fiber optic network comprises a long-haul network in the southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the five United States Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston and Dallas, Texas. We have designated Atlanta and Dallas as our Internet egress points.

In connection with our offering of local exchange services in our edge-out markets, we have entered into interconnection agreements to resell the incumbent carrier’s local exchange services and interconnect our network with the incumbent carrier’s network for the purpose of immediately gaining access to the unbundled network elements necessary to provide local exchange services and high-speed data service. We have entered into such interconnection agreements with BellSouth, Verizon, Sprint and AT&T. The interconnection agreements contain provisions that grant us the right to obtain the benefit of any arrangements entered into during the term of the interconnection agreements between the incumbent carriers and any other carrier that materially differs from the rates, terms or conditions of our interconnection agreements. Under the interconnection agreements, we may resell one or more unbundled network elements of the incumbent carriers at agreed upon prices. Our agreements with BellSouth and Sprint are scheduled to expire in July 2006 and June 2006, respectively, and are currently being renegotiated. We have two interconnection agreements with Verizon which automatically renew for six month terms unless either party gives 90 days notice of its intent to terminate. Our agreement with SBC is terminable at any time by either party upon 180 days notice. As discussed further under the caption “Regulation”, the status of our interconnection agreements with the incumbent carriers is subject to modification due to a ruling by the DC Circuit Court to vacate and remand portions of the FCC’s Triennial Review Order. As a result of this ruling, the FCC issued new rules on December 15, 2004. These new rules limit the ability of our edge-out services operations to purchase high speed transport and loop unbundled network elements at favorable prices from the incumbent local exchange carriers in certain high density markets, including our markets in Raleigh and Durham, North Carolina. These new rules, however, remain subject to further legal challenge and, accordingly, we cannot be certain whether the interconnection agreements we have with other incumbent local exchange carriers will remain in effect or will be subject to significant modifications.

Management

Our management team has extensive experience, averaging more than 30 years, in telecommunications, network engineering and operations, customer care, sales and marketing, project development, regulatory management and finance. J. Stephen Vanderwoude, our Chairman and Chief Executive Officer, has an extensive background in the telecommunications industry, including serving as President and Chief Operating Officer and a director of Centel Corporation and President and Chief Operating Officer of the Local Telecommunications division of Sprint Corporation. Many of the other members of the management team have extensive telecommunications industry experience, including positions at Sprint Corporation, Centel Corporation and Citizens Communications.

We have entered into employment, confidentiality and noncompetition agreements with our key executive members of management effective January 1, 2006. The agreements provide for employment of each executive through March 31, 2009. The agreements are subject to termination by either party (with or without cause) at any time subject to applicable notice provisions. Additionally, the agreements prohibit the executives from competing with us for a maximum period of up to 12 months, following termination for cause or voluntary termination of employment. We have not entered into employment agreements with any other executives.

We believe our management team has been successful in acquiring and integrating strategic assets into our existing operations. Further, we believe the skill and experience of our management team will continue to provide significant benefits to us as we continue to enhance and expand our service offerings and grow our business, which may include additional acquisitions of telecommunication assets.

Employees

As of December 31, 2005, our work force consisted of 601 full-time employees of which 137 of our employees at Gallatin River Communications are subject to collective bargaining agreements with the International Brotherhood of Electrical Workers, or IBEW, and with the Communications Workers of America, or CWA. On April 28, 2005, we completed a new collective bargaining agreement with the CWA, covering 56 employees of Gallatin River Communications located in Galesburg, Illinois. On October 6, 2005 and November 30, 2005, we completed new collective bargaining agreements with the IBEW, covering 52 employees of Gallatin River Communications in Pekin, Illinois and 29 employees in Dixon, Illinois, respectively. Each of the three agreements is for five years. An important element of each of these agreements was the ability to freeze the further accrual of benefits for these employees under our defined benefit pension plan in exchange for an enhancement to their defined contribution 401(K) plan. Effective with this change, the further accrual of benefits under our defined benefit pension plan for all participants in the pension plan is now frozen. We will be required to continue to make cash contributions to the pension plan in the future to fund our obligation. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. We also believe that our relations with our employees are good.

Environmental Regulations

Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to, hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner or operator of property and a generator of hazardous wastes, we could be subject to certain environmental laws that impose liability for the entire cost of cleanup at a contaminated site, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations.

Industry Overview

Industry and market data used throughout this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties. In some cases, these data are management estimates based on our industry and other knowledge. We have not independently verified market and industry data from third-party sources. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources.

Industry Participants

Industry participants include both incumbent and competitive local exchange carriers. The local exchange industry is comprised of a few large, well-known companies, including the four regional Bell operating companies, several mid-sized companies like us, and hundreds of relatively small independent companies. Incumbent local exchange carriers were the providers of local service in their service territories prior to the passage of the federal Telecom Act and have generally retained local service obligations. The Telecom Act, which amended the Communications Act, substantially changed the regulatory structure applicable to the telecommunications industry, with a stated goal of stimulating competition for virtually all telecommunications services, including local telephone service, long distance service and enhanced services. Competitive local exchange carriers have emerged as competing providers of local service since the passage of the Telecom Act. See “Regulation—Federal Regulation.”

Large incumbent local exchange carriers generate the vast majority of the nation’s local exchange revenues and provide a majority of the nation’s access lines. A majority of the mid-sized and small incumbent local exchange carriers operate in rural areas and are referred to as rural local exchange carriers. Rural local exchange carriers generally experience stable revenues and predictable cash flows due to their stable customer bases and limited wireline competition. Compared to urban operators, rural local exchange carriers, which serve rural communities and small cities and towns, generally have limited wireline competition because of the lower customer density in their service areas and the high residential percentage of their subscriber base. In addition, rural local exchange carriers benefit from a favorable regulatory environment which limits the requirement to resell elements of their networks to competing carriers and a universal service fund which compensates rural local exchange carriers to partially offset the higher costs of operating in rural areas.

Rural local exchange carriers owned by families or small groups of individuals face technical, administrative and regulatory complexities of the local telephone business which challenge the capabilities of local management. We believe that the owners of many of these small companies will consider selling their businesses. In addition, several larger, urban oriented, telephone companies have sold, or are considering selling, a portion of their rural telephone exchanges in order to focus on major metropolitan operations that generate the majority of their revenues. As a result, we believe that there will be further acquisition opportunities for rural telephone operations.

Interexchange carriers generally provide long distance services between telephone users, often using local exchange carriers’ networks to originate and terminate calls. These interexchange carriers operate interconnected networks that comprise, together with the local exchange carriers, a system referred to as the public switched telephone network. Through the public switched telephone network, any user of switched telecommunications services has the ability to place a call to any other switched telecommunications user in the nation. Other providers, such as wireless carriers, and technological developments, such as digital microwave, satellite and voice over Internet protocol, or VOIP, offer alternatives to traditional telecommunications services.

Competition

We operate primarily as an incumbent local exchange carrier in our franchised territories in an industry that is highly competitive. However, due to the rural, low-density characteristics of our existing operating areas, the high cost of entry into these markets and the lack of concentration of medium and large business users, we believe that compared to local exchange carriers serving more urban and densely populated areas, we have historically faced less competition in our existing markets. As characteristics of our markets change, regulatory barriers are removed and entry costs decrease, the likelihood of local competitors entering our markets may increase. Significant and potentially larger competitors could enter our markets at almost any time. Use of bundles of service, provided at a discount, helps us to gain market share and increase our monthly average revenue per unit for a subscriber of the bundle. In each of our operations, we have benefited from being first to market with broadband service, particularly since customers avoid changing broadband service providers and e-mail addresses when they are satisfied with the quality of service and pricing received from their existing provider. Our competitors are expected to utilize a similar strategy in competing with us, but generally have concentrated their marketing efforts on larger cities, which has allowed us to achieve the advantage of being the first to market.

We currently face competition from, and in the future may face additional competition from, other telecommunications providers, including cable television companies, wireless telecommunications providers, competitive local exchange carriers, VOIP providers, electric utilities, microwave carriers, Internet service providers and private networks built by large end users and municipalities.

Local and Long Distance. With wireless telephone companies offering significant minutes of use, including long distance calls, for a flat fee, customers may believe it is more cost effective to substitute their wireless telephones for wireline telephones and to use their wireless telephones to make long distance calls, and we may experience a decrease in our local, long distance and network access service revenues. Wireline to wireless intermodal number portability, or the ability of a customer to change from a traditional wireline service provider to a wireless service provider while retaining his or her telephone number, may increase the attractiveness of wireless service as a substitute for our wireline services. In our Alabama and Illinois rural telephone companies, we have competition from competitive local exchange carriers for voice services. Each of our rural telephone companies’ long-distance services compete with Verizon, Sprint and AT&T and, other than at our Illinois rural telephone company, BellSouth.

Cable television companies are deploying the ability to provide voice services over their network facilities which could create additional competition for our voice services. Although not currently available in our markets, we expect cable television companies to begin offering voice services in each of our markets during 2006 which we believe will intensify the competition for voice customers.

Internet Services. We face competition for high-speed access to the Internet from cable television companies in each of our markets. We also have facilities-based interconnection agreements at Gallatin River and Gulf Telephone and could potentially enter into more interconnection agreements in the future, some of which may allow competitors to provide additional broadband services to our customers. Our primary broadband competitors providing cable modem service are Time Warner Cable in North Carolina, Insight Communications in Illinois, Mediacom in Alabama and Comcast in Georgia.

Edge-Out Services. In each of the edge-out markets where we provide competitive local services, the services we offer compete principally with the services offered by the incumbent local exchange carrier serving that area. These local telephone companies have long-standing relationships with their customers and have the potential to fund their competitive services with their monopoly service revenues. Incumbent local exchange carriers are generally constrained in pricing by tariffs filed with state and federal regulators. Such carriers generally are not free to reduce customer pricing in response to specific competitive situations, but are required to use filed and approved tariffs, rates and terms for all customers. In many cases, these carriers unsuccessfully have sought the approval of regulators for increased pricing flexibility to help them respond to competitive offerings. Such pricing flexibility would allow an incumbent local exchange carrier to offer lower prices only to customers at risk of converting to competitive providers. Such pricing flexibility would make marketing of our competitive local exchange carrier services more difficult. Pursuant to the Telecom Act, it is likely that as competition increases, the FCC will forbear from exercising regulatory authority over additional aspects of the operations of incumbent local exchange carriers; similar changes may occur with respect to state regulation. As a result, incumbent local exchange carriers may be afforded increased pricing flexibility for their services and other regulatory relief, which could adversely effect our competitive local operations. The incumbent local exchange carriers with which we compete may be allowed by regulators to lower rates for their services, engage in substantial volume and term discount pricing practices for their customers or seek to charge us substantial fees for interconnection to their networks.

Other incumbent local exchange carriers can also adversely affect the pace at which we add new customers to our edge-out business by prolonging the process of providing unbundled network elements, collocations, intercompany trunks and operations support system interfaces, which allow the electronic transfer between incumbent local exchange carriers and competitive local exchange carriers of needed information about customer accounts, service orders and repairs.

Although the Telecom Act requires incumbent local exchange carriers to provide the unbundled network elements, interconnections and operations support system interfaces needed to allow the competitive local exchange carriers and other new entrants to the local exchange market to obtain service comparable to that provided by the incumbent local exchange carriers to their own customers in terms of installation time, repair response time, billing and other administrative functions, in many cases the incumbent local exchange carriers have not complied with the mandates of the Telecom Act to the satisfaction of many competitors. In addition, the interconnection regulations may be affected by the outcome of pending court decisions and FCC rulemaking.

Properties

We own and lease offices and space in a number of locations within our operating markets, primarily for our corporate and administrative offices, central office switches and business offices, network operations centers, customer service centers, sales offices and network equipment installations. Our corporate headquarters and our accounting center are located in approximately 24,100 square feet of leased space in two separate buildings in Mebane, North Carolina. The lease for the corporate headquarters, including our renewal options, will expire in approximately 13 years. The leases for our accounting center will expire in May 2006. We have leased approximately 33,800 square feet of space that is directly adjacent to our corporate headquarters in Mebane to be used as our new accounting center. We expect to occupy this space in the second quarter of 2006. The lease for this space, together with renewal options, will expire in approximately 13 years.

Our rural telephone companies own substantially all of the properties used for their central office switches, business offices, regional headquarters and warehouse space in their operating regions. The poles, lines, wires, cable, conduits and related equipment owned by the rural telephone companies are located primarily on properties that we do not own, but are available for the rural telephone companies’ use pursuant to consents of various governmental bodies or subject to leases, permits, easements or other agreements with the owners. Our rural telephone companies own approximately 1,400 route miles of fiber in their operating regions.

In our edge-out markets, we lease properties primarily for collocations, ATM switches and data transmission equipment. We also lease local loop lines that connect our customers to our network as well as leasing space for central offices from incumbent telephone companies for collocating transmission equipment. In our edge-out markets we closed certain sales and administrative offices that were leased on a long-term basis. We have a lease on office space in Atlanta, Georgia that is no longer used by our edge-out services and has been sublet. We also have leased office space in New Orleans, Louisiana under a lease that expires in May 2006. We own approximately 2,400 route miles of fiber in North Carolina, Illinois and across the southeast from Atlanta to Houston and Dallas that is used in providing our edge-out services.

Substantially all of our rural telephone company properties and telephone plant and equipment are pledged as collateral for our senior indebtedness. We believe our current facilities are adequate to meet our needs in our incumbent local and competitive local markets for the foreseeable future.

Legal Proceedings

On May 7, 2004, a lawsuit was filed in the United States District Court for the Southern District of Alabama that named as defendants our subsidiaries, Gulf Telephone Company and Gulf Coast Services, Inc., Madison River Telephone and certain of our officers and directors among others including former directors and officers and other third party plan administrators and advisors to the Gulf Telephone Company Employee Stock Ownership Plan. The suit, entitled David Eslava, et. al. vs. Gulf Telephone Company, et. al. Civil Action No. 04-297-MJ-B, alleges certain ERISA violations. In conjunction with the acquisition of Gulf Telephone Company in September 1999, an escrow fund was established and continues to remain in effect to provide support in part for lawsuits such as this. We have engaged legal counsel and we intend to vigorously defend against all such claims. On June 30, 2004, we replied to the complaint and on July 25, 2004, we filed a motion for summary judgment on the majority of the claims. On December 30, 2005, the case was reassigned to a new District Court Judge, but our motion has not yet been ruled upon.

In June 2004, the Department of Justice for the United States of America filed lawsuits against two of our subsidiaries, Gulf Coast Services, Inc. in the United States District Court for the Southern District of Alabama and Coastal Utilities, Inc. in the United States District Court for the Southern District of Georgia. In each lawsuit, the Department of Justice claimed that our subsidiary received an erroneous refund of income taxes and related interest to which the United States of America is entitled to have returned. The amount being sought in the lawsuits totals approximately $3.5 million of which $2.9 million is erroneous income tax refunds and $0.6 million is related interest expense. Approximately $0.9 million of these erroneous refund claims were paid in the first quarter of 2004 as part of a separate year income tax audit adjustment. Therefore, we have responded to the lawsuits accordingly and believe the claims to be approximately $2.1 million for erroneous income tax refunds plus related interest expense. To recognize this potential exposure, in 2004, we accrued approximately $2.1 million as a deferred income tax liability and we continue to accrue the associated interest monthly. We believe that our position taken in the amended income tax returns is appropriate under current tax laws and we intend to vigorously defend against these claims. On August 31, 2004, the parties entered into a joint motion to stay the proceeding in Alabama pending resolution of the Georgia proceeding. Discovery on the Georgia proceeding was completed by May 2005 and motions for summary judgment were submitted and fully briefed by all parties at the beginning of July 2005.

On May 6, 2003, we filed suit in United States District Court, Middle District of North Carolina seeking a declaratory judgment that we had a valid license to use operating system software purchased from BMS Corporation subject to the terms and conditions of certain software licensing agreements that we entered into with BMS Corporation. On July 2, 2003, BMS Corporation provided certain defenses, answers and counterclaims including, among others, that we had benefited from fraud, unjust enrichment, conversion, concealment and negligent misrepresentation. We subsequently filed motions to dismiss six of the eight counterclaims and provided affirmative defenses to the remaining two counterclaims. In December 2004, we filed a motion for summary judgment on BMS Corporation’s amended counterclaims. The Court ruled in our favor on most of the motions to dismiss in January 2005. On August 30, 2005, the Court granted in part and denied in part our motion for summary judgment. The remaining causes of action will be heard at trial which is scheduled for May 2006. We intend to continue to vigorously defend against the remaining counterclaims and actively pursue the declaratory judgment. We do not believe that any adverse judgment would have a material impact on our financial position, results of operations or cash flows.

On March 3, 2005, our subsidiary, Madison River Communications, LLC, entered into a consent decree with the FCC on behalf of itself, Madison River Telephone and the affiliated companies under the common control and ownership of Madison River Telephone. The purpose of the consent decree was to resolve an investigation by the Enforcement Bureau of the FCC into allegations that the subject companies were blocking ports used for VoIP applications, thereby affecting customers’ ability to use VoIP through one or more VoIP service providers. Under the terms of the consent decree, we agreed to pay $15,000 and that we shall not block ports used for VoIP applications or otherwise prevent customers from using VoIP applications. We do not believe the consent decree will have a material impact on our financial position, results of operations or cash flows. However, we cannot predict whether we will be subject to other investigations or litigation related to similar allegations, or the outcome of any such actions.

We are involved in other various claims, legal actions and regulatory proceedings arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

REGULATION

The following summary does not describe all present and proposed federal, state and local legislation and regulations affecting us or the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proceedings which could change the manner in which we or our industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time. Regulation can change rapidly in the telecommunications industry, and such changes may have an adverse effect on us in the future. See “Risk Factors—Risks Relating to Our Regulatory Environment—We are subject to extensive government regulation that could change in a manner adverse to us.”

Overview

We are subject to regulation by federal, state and local government agencies. At the federal level, the FCC has jurisdiction over interstate and international telecommunications services. State telecommunications regulatory commissions exercise jurisdiction over intrastate telecommunications services. The FCC does not directly regulate enhanced services and has preempted certain inconsistent state regulation of enhanced services. Additionally, municipalities and other local government agencies regulate limited aspects of our business, such as use of government owned rights of way, construction permits and building codes.

The following description discusses some of the major telecommunications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here may influence our business.

Federal Regulation

We are subject to, and must comply with, the Communications Act. Pursuant to this statute and associated FCC rules, the FCC regulates the rates and terms for interstate access services, which are an important source of revenues for our rural telephone companies. The amendments to the Communications Act contained in the Telecom Act have changed and are expected to continue to change the telecommunications industry. Among its more significant provisions, the Telecom Act (1) removes barriers to entry into local telephone services while enhancing universal service, (2) requires incumbent local exchange carriers to interconnect with competitors, (3) establishes procedures pursuant to which incumbent local exchange carriers may provide other services, such as the provision of long distance services by regional Bell operating companies and their affiliates (including their respective holding companies) and (4) directs the FCC to establish an explicit subsidy mechanism (while simultaneously removing implicit subsidies) for the preservation of universal service.

Access Charges

The FCC regulates the prices that incumbent local exchange carriers charge for the use of their local telephone facilities in originating or terminating interstate transmissions. State regulatory bodies regulate intrastate charges. Federal and state charges are subject to change at any time. The FCC has structured these prices, or access charges, as a combination of recurring monthly charges paid by the end-users, recurring monthly charges paid by long distance carriers for dedicated facilities and usage sensitive charges paid by long distance carriers.

The FCC regulates the levels of interstate access charges by imposing price caps on larger incumbent local exchange carriers. These price caps can be adjusted based on various formulae and otherwise through regulatory proceedings. Smaller incumbent local exchange carriers may elect to base access charges on price caps, but are not required to do so unless they elected to use price caps in the past or their affiliated incumbent local exchange carriers base their access charges on price caps. Through 2005, our rural telephone companies elected not to utilize federal price caps. Instead, our rural telephone companies employed rate-of-return rate-making for their interstate access charges. Our rural telephone companies all participate in the NECA common line pool, which files tariffs on behalf of its members to establish interstate common line end user rates for its participants to recover the interstate portion of their loop costs. One of our rural telephone companies, Mebtel, Inc., also participated during a portion of 2005 in NECA’s traffic sensitive pool, which files tariffs on behalf of its members to establish interstate switched and special access rates. Mebtel, Inc. elected to discontinue its participation in NECA’s traffic sensitive pool effective July 1, 2005, at which time it began to operate under its own tariff filed with the FCC. Our other rural telephone companies file their own interstate traffic sensitive rates with the FCC. NECA tariffs, as well as our own tariffs, are established at rates which will allow the carriers to recover operating expenses incurred and earn the authorized after-tax return on their investment. The authorized rate of return for interstate access services is currently 11.25%.

In May 1997, the FCC initiated a multi-year transition designed to lead to lower usage-sensitive access charges for larger incumbent local exchange carriers. As part of this transition, the FCC in August 1999 adopted an order and further notice of proposed rulemaking aimed at introducing additional pricing flexibility and other deregulation for these larger companies’ interstate access charges, particularly special access and dedicated transport. In May 2000, the FCC lowered switched access rates, increased caps applicable to end-user rates and established additional universal service funding support for these larger companies. Previously, in May 1998, the FCC proposed to initiate a similar transition for smaller incumbent local exchange carriers, including our rural telephone companies. This proceeding was concluded and an order issued in November 2001 known as the MAG Order.

The MAG Order was released November 8, 2001 and was effective January 1, 2002. The MAG Order applies to non-price cap or “rate-of-return” exchange carriers. The MAG Order increased the maximum Subscriber Line Charges, or SLCs. The MAG order reduced switched access charges paid by long distance carriers, increased the recovery of costs from end users and increased the amount of costs recovered from federal universal funding. As a result, although total revenue did not change, the aggregate amount of access charges paid by long distance carriers to access providers, such as our rural telephone companies, has decreased and may continue to decrease. Beginning January 1, 2002, the maximum SLCs for single line business and residential customers increased from $3.50 per month to $5.00 per month. The maximum single line business and residential SLCs increased to $6.00 as of July 1, 2002 and increased to $6.50 as of July 1, 2003. Maximum SLCs for multi-line business customers increased to $9.20 effective January 1, 2002, and no further increases are scheduled.

The MAG Order included a notice of proposed rulemaking on incentive regulation and the introduction of pricing flexibility measures for rate-of-return carriers. This proceeding has not been completed, and no incentive option (other than price caps, pursuant to the Coalition for Affordable Local and Long distance Services (CALLS) plan) is currently available to our RLEC operations.

On February 26, 2004, the FCC released the text of its Report and Order and Further Notice of Proposed Rulemaking in the MAG proceeding. In the Order, the FCC eliminated the requirement for rate-of-return carriers to obtain a waiver of FCC rules to convert acquired price cap properties to a rate-of-return status. In the Further Notice of Proposed Rulemaking, the FCC asked for comments on two proposals for federal alternative regulation plans. It is not known at this time whether the FCC will establish additional alternative regulation options for rate-of-return carriers and if so, when such options would be available or what the terms of those options would be.

On May 22, 2001, the FCC released an order adopting the recommendation of the Federal-State Joint Board to impose an interim freeze of the Part 36 category relationships and jurisdictional cost allocation factors for price cap incumbent local exchange carriers and a freeze of all allocation factors for rate-of-return incumbent local exchange carriers. This order also gave rate-of-return incumbent local exchange carriers a one-time option to freeze their Part 36 category relationships in addition to their jurisdictional allocation factors. The freeze is in effect from July 1, 2001 through June 30, 2006, or until the FCC has completed comprehensive separations reform, whichever comes first. The frozen allocation factors and category relationships are based on carriers’ separations studies for calendar year 2000. Our rural telephone companies opted not to freeze their category relationships. The FCC has not adopted rules to extend the freeze of jurisdictional traffic factors beyond the June 30, 2006 time frame. If this freeze is not extended, the use of updated factors may negatively impact our results of operations and cash flows.

During 2001, the FCC released an order establishing access charge rules for competitive local exchange carriers. Under FCC rules, competitive local exchange carriers can file interstate tariffs for access charges only if the access charge rates conform to FCC safe harbor rates (essentially, the rate charged by the largest incumbent local exchange carrier in that market area). A competitive local exchange carrier wishing to charge higher rates can do so, but cannot use the tariff process to collect such rates. Under these rules, interexchange carriers are required to interconnect with companies whose rates are within the FCC safe harbor guideline, and are required to pay access charges at the tariffed rates.

The Telecommunications Act of 1996

The Telecom Act, which amended the Communications Act, changed and will continue to change the regulatory and competitive landscape in which we operate. The most important of these changes are removing most legal barriers to market entry into local telephone services; requiring that incumbent local exchange carriers, such as our incumbent local exchange carriers, interconnect with competitors and offer unbundled network elements; establishing procedures for the regional Bell operating companies to provide long distance services within their home regions; and creating greater opportunities for competitive providers, such as our competitive local exchange carrier, to compete with other incumbent local exchange carriers. Each of these changes is discussed below.

Removal of Entry Barriers

Prior to the enactment of the Telecom Act, many states limited the services that could be offered by a company competing with an incumbent local exchange carrier. The Telecom Act generally prohibits state and local governments from enforcing any law, rule or legal requirement that has the effect of prohibiting any entity from providing any interstate or intrastate telecom service. However, states can modify conditions of entry into areas served by rural telephone companies where the state telecommunications regulatory commission has determined that certain universal service protections must be satisfied. The federal law should allow us to provide a full range of local and long distance services in most areas of any state. Following the passage of the Telecom Act, the level of competition in the markets we serve has increased and is expected to continue to increase.

Interconnection with Local Telephone Companies and Access to Other Facilities

The Telecom Act imposes a number of access and interconnection requirements on all local exchange carriers, including competitive local exchange carriers, with additional requirements imposed on incumbent local exchange carriers. These requirements are intended to promote competition in the local exchange market by, in part, ensuring that a carrier seeking interconnection will have access to the interconnecting carrier’s networks under reasonable rates, terms and conditions. Specifically, local exchange carriers must provide the following:

•	Resale. Local exchange carriers generally may not prohibit or place unreasonable restrictions on the resale of their services.

•	Telephone Number Portability. Local exchange carriers must provide for telephone number portability, allowing a customer to keep the same telephone number when it switches service providers.

•	Dialing Parity. Local exchange carriers must provide dialing parity, which allows customers to route their calls to a telecommunications provider without having to dial special access codes.

•	Access to Rights-of-Way. Local exchange carriers must provide access to their poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.

•	Reciprocal Compensation. The duty to establish reciprocal compensation arrangements for the transport and termination of telecommunications originated and terminated within a geographic scope established by FCC rules.

All of our rural telephone companies have implemented full equal access (dialing parity) capabilities and local number portability. On an industry-wide basis, the porting of numbers from rural telephone companies like ours to wireless carriers has not been significant. Effective March 11, 2005, the DC Court of Appeals suspended the requirement for rural carriers, such as Madison River’s ILEC operations, to port numbers to wireless carriers. The wireline to wireless number portability requirement for rural incumbent local exchange carriers was remanded to the FCC. We are uncertain, however, of how the FCC will address wireless number portability for rural wireline carriers or what impact wireline to wireless portability will have on our costs to provide service and on our customer base in the future.

In addition, all incumbent local exchange carriers must provide the following, subject to the statutory exemptions for rural telephone companies:

•	Interconnection. Interconnect their facilities and equipment with any requesting telecommunications carrier at any technical feasible point.

•	Notice of Changes. Provide reasonable notice of changes to the information necessary for transmission and routing of services over the incumbent telephone company’s facilities or in the information necessary for interoperability.

•	Resale at a wholesale discount. Offer its retail local telephone services to resellers at a wholesale rate that is less than the retail rate charged to end-users.

•	Unbundling of Network Elements. Offer access to various unbundled elements of their networks at cost-based rates.

•	Collocation. Provide physical collocation, which allows competitive local exchange carriers to install and maintain their own network termination equipment in incumbent local exchange carriers’ central offices, or functionally equivalent forms of interconnection under some conditions.

Competitors are required to compensate the incumbent telephone company for the cost of providing these interconnection services.

All of our rural telephone companies qualify as rural telephone companies under the Telecom Act. They are, therefore, statutorily exempted from the incumbent local exchange carrier interconnection requirements unless and until they receive a bona fide request for wholesale resale, unbundling or collocation, and the applicable state telecommunications regulatory commission acts to lift the exemption. Despite their rural status, Gallatin River Communications agreed with the Illinois Commerce Commission and Mebtel, Inc. agreed with the North Carolina Utilities Commission that they would not contest requests by competitive local telephone companies for such interconnection arrangements. State commissions have jurisdiction to review certain aspects of interconnection and resale agreements. Our rural telephone companies may also seek specific suspensions or modification of interconnection obligations under the Telecom Act as a company that serves less than two percent of the nation’s access lines, where such interconnection obligations would otherwise cause undue economic burden or are technically infeasible.

The FCC has adopted rules regulating the pricing of the provision of unbundled network elements by incumbent local exchange carriers. On May 13, 2002, the Supreme Court affirmed that the FCC’s rules basing unbundled network element, pricing on forward-looking economic costs, including total element long-run incremental costs methodology, were proper under the Telecom Act. The Court also affirmed the FCC’s requirement that incumbent local exchange carriers combine unbundled network elements for competitors when they are unable to do so themselves. Although the United States Supreme Court has upheld the FCC’s authority to adopt total element long-run incremental cost pricing rules, the specific pricing guidelines created by the FCC remain subject to review in a pending FCC proceeding and to further review by the federal courts. In addition to proceedings regarding the FCC’s pricing rules, the FCC’s other interconnection requirements remain subject to further court and FCC proceedings.

The Telecom Act requires utilities to provide access to their poles, ducts, conduits and rights-of-way to telecom carriers on a nondiscriminatory basis. In October 2000, the FCC adopted rules prohibiting certain anticompetitive contracts between carriers and owners of multi-tenant buildings, requiring incumbent local exchange carriers to disclose existing demarcation points in such buildings and to afford competitors with access to rights-of-way, and prohibiting restrictions on the use of antennae by users which have a direct or indirect ownership or leasehold interest in such properties.

Unbundling of Network Elements

On February 20, 2003, the FCC announced a decision to revise its rules requiring the unbundling of network elements by the incumbent local exchange carriers, which was released in a formal Order on August 21, 2003 (the “Triennial Review Order”). The new regulations limit the obligation of the incumbent local exchange carriers to provide access to broadband network facilities. The new rules do not require incumbent local exchange carriers to make fiber-to-the-home loops or the increased transmission capacity that exists after the extension of fiber networks further into a neighborhood available to competitive local exchange carriers. Similarly, the FCC eliminated the requirement that line-sharing, where a competitive local exchange carrier offers high-speed Internet access over certain frequencies while the incumbent local exchange carrier provides voice telephone services over other frequencies using the same local loop, be available as an unbundled element.

The Triennial Review Order redefined the standard for determining which services are subject to mandatory unbundling by requiring that, for a network element to be required to be unbundled, a competitive local exchange carrier must demonstrate that a lack of access to an incumbent local exchange carrier’s network element creates barriers, including operational and economic barriers, to its entry into the local telecommunications market which are likely to make entry into that market unprofitable. The FCC also eliminated its presumption that switching for business customers served by high-capacity loops, such as DS-1, must be unbundled to ensure competition. Instead, state utility commissions were given 90 days from the effective date of the Triennial Review Order (August 21, 2003) to determine based on market conditions that such switching must still be unbundled to preserve competition. No state utility commissions made any such determinations by November 20, 2003, the deadline for doing so under the Triennial Review Order. The FCC also eliminated the limited requirement for unbundling of packet switching.

The revised rules provided state utility commissions with an increased role in determining which individual elements must be unbundled in the markets they regulate. The state utility commissions were to make detailed assessments of the status of competition in the markets within their states to ensure that the unbundling requirements are applied in a manner consistent with the newly announced standard for determining which services are subject to mandatory unbundling. On March 2, 2004, however, the United States Court of Appeals for the District of Columbia Circuit issued a decision that affirmed in part and vacated and remanded in part the Triennial Review Order. The Court held that the FCC’s delegation to the state utility commissions was unlawful. The Court also vacated and remanded the FCC finding that competitive local exchange carriers are impaired without access to mass market switching and dedicated transport elements based on the DC Circuit Court’s view that the FCC cannot subdelegate its responsibilities to the state utility commissions. The Court upheld the FCC finding that incumbent local exchange carriers are not required to provide unbundled network elements for data services or to provide line sharing. The Court vacated the FCC finding that wireless carriers are impaired without access to dedicated transport facilities. The DC Circuit Court then stayed the effective date of its decision for 60 days, giving the telecommunications industry time to appeal the decision and the FCC time to put interim rules in place until the vacated and remanded issues are resolved.

In response to the reversal of its rules by the Court, the FCC issued interim rules on August 20, 2004, and initiated a proceeding to review and revise its unbundling rules. On December 15, 2004, the FCC adopted new rules which were released February 4, 2005. The new rules reduce incumbent local exchange carriers’ obligations to lease interoffice transport and high-capacity loops, and eliminate the requirement to lease mass market local circuit switching, including the unbundled network element platform (a combination of loop, switching and transport which allows competitive local exchange carriers to offer service without their own infrastructure). The revised rules took effect March 11, 2005 and, subject to a twelve month transition, eliminate an incumbent local exchange carrier’s obligations to provide unbundled network element platform services nationwide, certain high speed interoffice facilities and certain high capacity unbundled network element loops in larger incumbent local exchange carrier wire centers. Such larger incumbent local exchange wire centers include wire centers in Raleigh and Durham, North Carolina which are used by our edge-out services operations to provide competitive telecommunication services to customers. Several parties have challenged those rules in court and it is not possible to predict the result of any subsequent reconsideration or appeals. We expect to pay higher rates for high speed transport and loop unbundled network elements in certain Raleigh and Durham, North Carolina wire centers. We further expect that after March 11, 2006, such high speed unbundled rate elements will no longer be available at favorable pricing. Our contracts with edge-out services subscribers allow us to pass through increased network costs and we are currently evaluating our options. It is not possible to predict the outcome or the ultimate impact on our RLEC operations or our edge-out services. We are also uncertain as to the impact on our RLEC operations or edge-out services of actions that may be taken by state utility commissions based upon the new regulations or new legislation that may be considered and passed in response to the new regulations or any further court decisions.

On July 8, 2004, the FCC issued an Order in a proceeding in which it considered whether to modify the pick-and-choose rule established pursuant to Section 252(i) of the Communications Act that permitted requesting competitive local exchange carriers to opt into individual portions of interconnection agreements without accepting all the terms and conditions of such agreements. The FCC adopted an “all or nothing” rule whereby a competitive local exchange carrier that seeks interconnection with an incumbent local exchange carrier by adopting the terms and conditions of an interconnection agreement between the incumbent local exchange carrier and another carrier must adopt all of the terms and conditions of the existing agreement. This new rule eliminates the prior opportunity for a competitive local exchange carrier to assemble an interconnection agreement by utilizing a “pick and choose” process to obtain the most favorable terms from all existing agreements. The implementation of this new rule is favorable to our RLEC operations and other incumbent companies.

On April 27, 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation issues. Under this rulemaking, the FCC asked for comment on a “bill and keep” compensation method that would overhaul the existing rules governing reciprocal compensation and access charge regulation. The outcome of this proceeding could change the way we receive compensation from other carriers and our end users. On February 10, 2005, the FCC adopted a Further Notice of Proposed Rulemaking in the Matter of Developing a Unified Intercarrier Compensation Regime. In this Rulemaking, the FCC seeks comment on various new interconnection proposals for consideration. At this time, we cannot estimate whether any such changes will occur or, if they do, what the effect the changes will have on our wireline revenues and expenses.

The FCC has required that incumbent and independent local exchange carriers that provide interstate long distance services originating from their local exchange service territories, must do so in accordance with “structural separation” rules. These rules require that our long distance affiliates (i) maintain separate books of account, (ii) not own transmission or switching facilities jointly with the local exchange affiliate, and (iii) acquire any services from their affiliated local exchange telephone company at tariffed rates, terms and conditions. The FCC has initiated a rulemaking proceeding to examine whether there is a continuing need for such requirements, but we cannot predict the outcome of that proceeding.

RLEC Operations Services Regulation

Our RLEC operations segment revenue is subject to regulation, including rate-of-return regulation by the FCC and incentive regulation by various state regulatory bodies. We believe that state lawmakers will continue to review the statutes governing the level and type of regulation for telecommunications services. It is expected that over the next few years, legislative and regulatory actions will provide opportunities to restructure rates, introduce more flexible incentive regulation programs and possibly reduce the overall level of regulation. We expect the election of incentive regulation plans and the expected reduction in the overall level of regulation to allow us to introduce services more expeditiously than in the past.

The FCC generally must approve in advance most transfers of control and assignments of operating authorizations by FCC-regulated entities. Therefore, if we seek to acquire companies that hold FCC authorizations, in most instances we will be required to seek approval from the FCC prior to completing those acquisitions. The FCC has the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable federal laws or rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. This may impair our ability to make acquisitions.

Relaxation of Regulation

Through a series of proceedings, the FCC has decreased the regulatory requirements applicable to carriers that do not dominate their markets. All providers of domestic interstate services other than incumbent local exchange carriers are classified as non-dominant service providers. Our RLEC operations that operate as non-dominant service providers, primarily our long distance business and our Internet access business, are subject to relatively limited regulation by the FCC. Among other requirements, these subsidiaries must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory.

The FCC phased out the ability of long distance carriers to provide domestic interstate services pursuant to tariffs during 2001. These carriers are no longer able to rely on tariffs as a means of specifying the prices, terms and conditions under which they offer interstate services. The FCC has adopted rules that require long distance carriers to make specific public disclosures on the carriers’ Internet web sites.

Universal Service

The FCC is required to establish a “universal service” program that is intended to ensure that affordable, quality telecommunications services are available to all Americans. The Telecom Act sets forth policies and establishes certain standards in support of universal service, including that consumers in rural areas should have access to telecommunications and information services that are reasonably comparable in rates and other terms to those services provided in urban areas. A revised universal service support mechanism for larger incumbent local exchange carriers went into effect on January 1, 2000. A similar universal service mechanism for rate-of-return incumbent local exchange carriers, known as the ICLS, went into effect January 1, 2002.

Per FCC rules, all incumbent local exchange carriers were required to choose whether to disaggregate specific rate centers for the purpose of establishing the amount of universal service payments associated with such rate centers, or maintain an aggregated study area approach. Our rural telephone companies developed and filed disaggregation studies in compliance with FCC rules. These studies identify the amount of portable universal service funding that would be available to a competitor that has been certified as an eligible telecommunications carrier in each rate center.

Competitive local exchange carriers that have been granted eligible telecommunications carrier status currently are eligible to receive the same amount of universal service funding per customer as the incumbent local exchange carrier serving the universal service area. To date, only two carriers have been granted eligible telecommunications carrier status in an area served by our incumbent local exchange carrier subsidiaries. In Alabama, two cellular providers have been certified as eligible telecommunications carriers in areas served by Gulf Telephone Company. As these cellular providers introduce services to customers in this geographic area and/or submit claims for existing customers, they will be eligible to draw universal service funds. Under current rules and procedures, the payment of universal service funding to an eligible telecommunications carrier in an area served by an incumbent local exchange carrier does not reduce the funding to the incumbent local exchange carrier. However, the growth of the fund due to payments to new eligible telecommunications carriers has generated concerns of legislative and regulatory bodies. The FCC review of the situation could result in rules being promulgated that could reduce universal service funding to our rural telephone companies.

On February 27, 2004, the Federal-State Joint Board on Universal Service released a Recommended Decision addressing a number of universal service issues. The Recommended Decision was the product of state and federal commissioners working together to develop a consensus recommendation. The FCC had up to one year to act on the Recommended Decision and it could accept, reject or modify the recommendations in any manner it chose. In the Recommended Decision, the Joint Board recommended the FCC adopt permissive federal guidelines for states to consider in eligible telecommunications carrier proceedings. These guidelines would generally make it more difficult for competitive eligible telecommunications carriers to be certified by requiring applicants to show a public interest benefit beyond a simple showing of increased competition. The Joint Board went on to recommend that universal service payments be limited to a single primary connection that provides access to the public telephone network. It then recommended that the Commission seek comment on three alternative proposals to minimize impacts on rural carriers if payments are limited to a single primary connection. The Joint Board also recommended universal service payments per primary line be capped when a competitive eligible telecommunications carrier enters the market of a rural carrier. In response to the concerns of both rural landline and wireless carriers, however, Congress recently enacted legislation to stop the FCC from adopting a plan to distribute universal service fund on the basis of a single primary connection.

On February 25, 2005, the FCC adopted additional requirements for eligible telecommunications carriers which may make it more difficult for competitors to gain eligible telecommunications carrier status. It is uncertain whether these additional requirements will impact the number of carriers designated as eligible telecommunications carriers.

Moreover, some disbursements to schools and libraries from the universal service fund were temporarily suspended during 2004 to comply with the Anti-Deficiency Act. As a result, a concern arose that similar delays could occur in disbursements from the universal service fund high cost support mechanism to rural carriers including our incumbent local exchange carriers. In response to these concerns, Congress has temporarily suspended the application of the Anti-Deficiency Act to the universal service fund through December 31, 2006. We cannot predict the impacts on us, including the timing of our receipts from and contributions to the universal service fund, of any actions that may subsequently be undertaken to address this issue on a permanent basis or the impact that would occur if the temporary suspension of the application of the Anti-Deficiency Act expires without further governmental action.

Our rural telephone companies receive federal and state universal service payments and are required to make contributions to federal and state universal service support. Our contribution to federal universal service support programs is assessed against our interstate end-user telecommunications revenues. Furthermore, under the current regulatory scheme, as the number of access lines that we have in any given state increases, the rate at which we can recover certain payments decreases. Therefore, as we implement our growth strategy, our eligibility for such payments may decrease. Our contribution for such state programs is assessed against our intrastate revenues. Although many states are likely to adopt an assessment methodology similar to the federal methodology, states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC’s rules.

There are a number of factors which impact universal service funding payments. The recent history of declining interstate long distance revenues reduces the assessment base for federal universal service funding. The increase in payments to wireless carriers designated as eligible telecommunications carriers has resulted in increased funding requirements. The increased number of subscribers to VOIP services may reduce the number of wireline local services which constitute a portion of the assessment base for universal service funding. The continued scrutiny of federal universal service funding could trigger regulatory or legislative changes in how assessments are made for contributions to the fund, how payments are calculated for rural local exchange carriers such as our rural telephone companies and what companies will be eligible for such payments. In addition, there are a number of appeals challenging several aspects of the FCC’s universal service rules. We cannot predict with certainty whether regulatory or legislative changes will occur, when such changes would occur or what impact these changes would have on our business, results of operations or cash flow.

On December 13, 2002, the FCC released rules making minor changes to the procedures related to universal service fund assessments. This includes a higher assessment to wireless carriers, use of a current (rather than historical) basis of revenues for assessments, and rules limiting the charges to individual carriers to no more than the assessment percentage on that customer’s interstate revenues. In the order, the FCC also asked for comment on proposed changes to the way the assessments are recovered from end users, proposing to assess end users on a per line or per number basis rather than on the basis of retail-billed revenues.

On June 28, 2004, the FCC issued an order asking the Federal-State Joint Board on Universal Service to review the rules governing federal universal service payment mechanisms for rural carriers. The FCC requested recommendations on whether universal service fund payments should be calculated on the basis of a rural carrier’s actual embedded costs or forward-looking economic cost estimates, whether to modify the definition of rural telephone company, and other issues. In response, on August 16, 2004, the Federal-State Joint Board on Universal Service issued a public notice seeking comment on these FCC rules. We are unable to predict whether and to what extent we would be eligible to receive any federal high-cost payments under such a plan.

Internet

In connection with our Internet access offerings, we could become subject to laws and regulations as they are adopted or applied to the Internet. There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the Internet.

To date, the FCC has treated Internet service providers, or ISPs, as enhanced service providers rather than common carriers. As such, ISPs have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute to universal service funds. As part of a reciprocal compensation order, the FCC has determined that both dedicated and dial-up calls from a customer to an ISP are interstate, not local, calls and, therefore, are subject to the FCC’s jurisdiction. On March 24, 2000, the United States Court of Appeals for the District of Columbia vacated and remanded this determination so that the FCC can explain more clearly why such calls are not considered local. In April 2001, the FCC released an order that reclassified Internet service as information access and therefore not subject to reciprocal compensation. This finding was appealed to the United States Court of Appeals for the District of Columbia, which, on May 3, 2002, remanded the issue back to the FCC, finding that the FCC’s basis of its decision was insufficient. The FCC has not issued a further order establishing a different basis for its decision.

On February 12, 2004, the FCC initiated a proceeding to examine the manner in which ISPs should be regulated with respect to VOIP services and other services with respect to such matters as public safety, emergency 911 service, law enforcement access, consumer protections, disability access, USF and intercarrier compensation. It is not known at this time what impact this proceeding will have on our operations.

On February 12, 2004, the FCC ruled that pulver.com’s Free World Dialup service offering will remain a minimally regulated competitive option for consumers. The Declaratory Ruling adopted emphasizes the FCC’s long-standing policy of keeping consumer Internet services free from burdensome economic regulation at both the federal and state levels. In 2003, pulver.com filed a petition for declaratory ruling requesting that the FCC rule pulver.com’s Free World Dialup service to be neither a “telecommunications service” nor “telecommunications,” and therefore not subject to traditional telephone regulation. The FCC granted pulver.com’s petition and also declared Free World Dialup to be an unregulated information service that is subject to federal jurisdiction. On November 9, 2004, the FCC announced a decision that would preclude states from requiring certification of VOIP service providers.

On March 3, 2005, our subsidiary, Madison River Communications, LLC, entered into a consent decree with the FCC on behalf of itself, MRTC and the affiliated companies under the common control and ownership of MRTC. The purpose of the consent decree was to resolve an investigation by the Enforcement Bureau of the FCC into allegations that the subject companies were blocking ports used for VOIP applications, thereby affecting customers’ ability to use VOIP through one or more VOIP service providers. Under the terms of the consent decree, we agreed to pay $15,000 and not block ports used for VOIP applications or otherwise prevent customers from using VOIP applications. The consent decree expires September 3, 2007.

On August 5, 2005, the FCC adopted an order eliminating facilities sharing requirements on facilities-based wireline broadband Internet access service providers. The FCC determined that wireline broadband Internet access services are defined as information services functionally integrated with a telecommunications component. Under the provisions of the Order released September 23, 2005, wireline providers are no longer required to share broadband infrastructure with competitors. Carriers may choose to continue offering broadband infrastructure on a tariffed or detariffed common carrier basis or on a non-common carrier basis. There is a one-year transition associated with this change, which requires wireline carriers to grandfather existing service offerings to existing customers. This order is not expected to negatively impact our operations.

Internet services are subject to a variety of other federal laws and regulations, including those related to privacy, indecency, copyright and tax.

Customer Information

Carriers are subject to limitations on the use of customer information the carrier acquires by virtue of providing telecommunications services. Protected information includes information related to the quantity, technical configuration, type, destination and the amount of use of services. A carrier may not use such information acquired through one of its service offerings to market certain other service offerings without the approval of the affected customers. These restrictions may affect our ability to market a variety of packaged services to existing customers.

Communications Assistance for Law Enforcement Act

Under the Communications Assistance for Law Enforcement Act and related federal statutes, we are required to provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. We believe we are in compliance with those laws and regulations, as currently applied.

Preferred Carrier Selection Changes

A customer may change its preferred long distance carrier or its local service provider at any time, but the FCC and some states regulate this process and require that specific procedures be followed. When these procedures are not followed, particularly if the change is unauthorized or fraudulent, the process is known as slamming. The FCC has levied substantial fines for slamming and has recently increased the penalties for slamming. No such fines have been assessed against us.

Truth-in-Billing

The FCC has adopted rules designed to make it easier for customers to understand the bills of telecommunications carriers. These new rules establish requirements regarding the formatting of bills and the information that must be included in bills.

State Regulation—Incumbent Local Telephone Company

Most states have some form of certification requirement which requires telecommunications providers to obtain authority from the state telecommunications regulatory commission prior to offering common carrier services. Our operating subsidiaries in Alabama, Illinois, North Carolina and Georgia are incumbent local exchange carriers and are certified in those states to provide local telephone services.

State telecommunications regulatory commissions generally regulate the rates incumbent local exchange carriers charge for intrastate services, including rates for intrastate local services, long distance services and access services paid by providers of intrastate long distance services. Incumbent local exchange carriers must file tariffs setting forth the terms, conditions and prices for their intrastate services. Under the Telecom Act and FCC orders, state telecommunications regulatory agencies have jurisdiction to arbitrate interconnection disputes and to review and approve agreements between incumbent local exchange carriers and other carriers in accordance with rules set by the FCC. State regulatory commissions may also formulate rules regarding fees imposed on providers of telecommunications services within their respective states to support state universal service programs.

States often require prior approvals or notifications for certain acquisitions and transfers of assets, customers or ownership of regulated entities. Therefore, in most instances we will be required to seek state approval prior to completing new acquisitions of rural telephone companies. States generally retain the right to sanction a carrier or to revoke certifications if a carrier materially violates relevant laws and/or regulations.

In Alabama, Gulf Telephone Company is subject to regulation by the Alabama Public Service Commission. Gulf Telephone Company must have tariffs approved by and on file with that commission for basic, non-basic and interconnection services. Gulf Telephone Company operates in Alabama under price regulation rules. The Alabama Public Service Commission has completed a review of the state price regulation plan and has issued new rules effective December 27, 2004. Under these new rules, all companies which have previously elected price regulation, including Gulf Telephone Company, are placed into the state Price Cap Plan, with an option to elect the state Price Flexibility Plan upon agreement to certain conditions. The new Price Cap Plan is similar to the previous Price Regulation plan and has no material impact on Gulf Telephone Company’s financial position, results of operations or cash flows. Gulf Telephone Company has elected to use the new Price Flexibility Plan which offers additional pricing flexibility in return for the electing company agreeing to offer an expanded local calling plan and agreeing to open its network to competition.

The Illinois Commerce Commission, or ICC, regulates Gallatin River Communications. Gallatin River Communications provides services pursuant to tariffs that are filed with, and subject to the approval of, the ICC. The rates for these services are regulated on a rate of return basis by the ICC, although Gallatin River Communications has pricing flexibility with respect to services that have been deemed competitive by the ICC, such as digital centrex, high capacity digital service, intra-local access and transport area toll service, wide area telephone service and digital data services. The ICC has approved several interconnection agreements under the Telecom Act between Gallatin River Communications and mobile wireless carriers, as well as agreements between Gallatin River Communications and facility-based competitive local exchange carriers. Gallatin River Communications is required to support state universal service programs and is subject to ICC rules implementing these and the federal universal service programs.

In North Carolina, our rural telephone company, Mebtel, Inc., is regulated by the North Carolina Utilities Commission. Mebtel, Inc. provides service pursuant to tariffs that are filed with, and subject to the approval of, the North Carolina Utilities Commission. Effective January 1, 2000, a price cap plan applies to Mebtel, Inc.’s rates for intrastate services, replacing rate of return regulation. Under the terms of the state price regulation plan, the North Carolina Utilities Commission has the right to review the terms of Mebtel, Inc.’s price regulation. The North Carolina Utilities Commission has not indicated any intent to perform such a review.

In Georgia, Coastal Utilities, Inc. is regulated by the Georgia Public Service Commission. Passage of the Telecommunications and Competition Development Act of 1995 (the “Georgia Act”) in Georgia significantly changed the Georgia Public Service Commission’s regulatory responsibilities. Instead of setting prices for competitive telecommunications services, the Georgia Public Service Commission now manages and facilitates the transition to competitive markets, establishes and administers a universal access fund, monitors rates and service quality, and mediates disputes between competitors. Under the alternative regulation available pursuant to the Georgia Act, Coastal Utilities, Inc. has agreed to cap the rate it charges for basic residential service; Coastal Utilities, Inc. is otherwise not subject to rate regulation for the telecommunications services it offers to its end user customers.

Interconnection with Wireless Carriers

The FCC has directed that IntraMTA traffic exchanged between an incumbent local exchange carrier and wireless carriers is subject to reciprocal compensation payments. An “MTA” is a Major Trading Area, as defined by the FCC, for purposes of awarding PCS spectrum licenses and often covers a significant portion of a one or two state area. Our rural telephone companies have received wireless reciprocal compensation based on a combination of state settlement arrangements and interconnection agreements with wireless carriers. During 2003, BellSouth took action throughout its region to attempt to terminate state settlement arrangements and replace these with direct interconnection agreements between the rural telephone companies and the wireless carriers. These actions impact Mebtel, Inc., Coastal Utilities, Inc. and Gulf Telephone Company. In response, our rural telephone companies have worked with state industry groups to negotiate individual state transition agreements and also have entered into a number of interconnection agreements with individual wireless carriers. These interconnection agreements generally have contract lives of three years or less, so our rural telephone companies are required to renegotiate and renew agreements on an ongoing basis.

State Regulation—Competitive Local Telephone Company

Madison River Communications, LLC is certified to provide intrastate local, toll and access services in the states of Illinois, North Carolina, South Carolina, Tennessee, Georgia, Florida, Alabama, Mississippi and Louisiana. In association with these certifications, Madison River Communications, LLC has filed state and local access and toll tariffs in all states except North Carolina, in which, pursuant to North Carolina Utilities Commission rules, Madison River Communications, LLC has filed a price list. Madison River Communications, LLC has filed interstate access tariffs and maintains long distance rates on its web site in accordance with FCC orders. Tariffs are updated as needed and periodic state financial and quality of service filings are made as required.

Madison River Communications, LLC has interconnection agreements with Verizon in Illinois and North Carolina, with Sprint in North Carolina, with SBC in Texas and Illinois, and with BellSouth in its nine state operating area. These interconnection agreements govern the relationship between the incumbent local exchange carriers and Madison River Communications, LLC’s operations in the areas of resale of retail services, reciprocal compensation, central office collocation, purchase of unbundled network elements and use of operational support systems.

Local Government Authorizations

We are required to obtain from municipal authorities on-street opening and construction permits or operating franchises to install and expand fiber optic facilities in certain cities. We have obtained such municipal franchises in our incumbent local telephone company territories and certain edge-out service territories in Alabama, North Carolina, Illinois and Georgia. In some cities, subcontractors or electric utilities with which we have contracts may already possess the requisite authorizations to construct or expand our networks.

Some jurisdictions where we may provide service require license or franchise fees based on a percent of certain revenues. There are no assurances that jurisdictions that do not currently impose fees will not seek to impose fees in the future. The Telecom Act requires jurisdictions to charge nondiscriminatory fees to all telecom providers, but it is uncertain how quickly this requirement will be implemented by particular jurisdictions in our edge-out markets, especially regarding materially lower fees that may be charged to incumbent local exchange carriers.

MANAGEMENT

Board of Managers and Executive Officers

We are a wholly-owned subsidiary and are managed by our sole member, MRTC. The Board of Managers of MRTC and, accordingly, our Board of Managers, consist of the following ten individuals at April 6, 2006: J. Stephen Vanderwoude, Chairman, Paul H. Sunu, Peter W. Chehayl, Michael P. Cole, Joseph P. DiSabato, Richard A. May, Sanjeev K. Mehra, Edward W. Mullinix, Jr., Mark A. Pelson and James N. Perry, Jr.. At present, all managers, other than Mssrs. Chehayl, Mullinix and May, who are independently elected managers, are appointed by certain groups that comprise the members of MRTC. The members holding a majority of MRTC’s member units, which include affiliates of Madison Dearborn Partners, affiliates of Goldman, Sachs & Co. and affiliates of Providence Equity Partners, are each entitled to appoint up to two individuals to the Board of Managers. The members holding a majority of the member units held by management personnel subject to employment agreements are entitled to appoint up to three individuals to the Board of Managers, at least two of whom must be investors in MRTC and members of management. In the event that an appointed Manager ceases to serve as a member of the Board of Managers, the resulting vacancy on the Board of Managers must be filled by a person appointed by the members that appointed the withdrawn Manager.

We currently have an audit committee consisting of Peter W. Chehayl, Edward W. Mullinix, Jr. and Richard A. May, none of whom currently are or previously have been officers or employees of our Company or any of our operating subsidiaries. The Board of Managers has determined that Peter W. Chehayl is an “audit committee financial expert” as such term is defined in Item 401(h)(2) of Regulation S-K.

The following table identifies the members of MRTC’s and our Board of Managers as well as executive officers of Madison River and its operating subsidiaries, and their ages, as of April 6, 2006:

Name	Age	Position
J. Stephen Vanderwoude	62	Managing Director - Chairman and Chief Executive Officer; Member of Board of Managers
Paul H. Sunu	50	Managing Director - Chief Financial Officer and Secretary; Member of Board of Managers
Kenneth W. Amburn	63	Managing Director - Chief Operating Officer
Bruce J. Becker	60	Managing Director - Chief Technology Officer
Michael T. Skrivan	51	Managing Director - Revenues
Peter W. Chehayl	58	Member of Board of Managers
Michael P. Cole	33	Member of Board of Managers
Joseph P. DiSabato	39	Member of Board of Managers
Richard A. May	61	Member of Board of Managers
Sanjeev K. Mehra	47	Member of Board of Managers
Edward W. Mullinix, Jr.	52	Member of Board of Managers
Mark A. Pelson	44	Member of Board of Managers
James N. Perry, Jr.	45	Member of Board of Managers

The following sets forth certain biographical information with respect to the members of our Board of Managers and our executive officers:

Mr. J. Stephen Vanderwoude, a founding member of MRTC in 1996, has been Managing Director—Chairman and Chief Executive Officer of MRTC since 1996. Mr. Vanderwoude is also Chairman and Chief Executive Officer of Madison River Capital. He has over 36 years of telecommunications experience, including serving as President and Chief Operating Officer and a Director of Centel Corporation and President and Chief Operating Officer of the Local Telecommunications division of Sprint Corporation. He is currently a director of Centennial Communications Corp., First Midwest Bancorp and the United States Telecom Association.

Mr. Paul H. Sunu, a founding member of MRTC in 1996, has been Managing Director—Chief Financial Officer and Secretary of MRTC since 1996. Mr. Sunu also serves as Managing Director—Chief Financial Officer and Secretary of MRCL. Mr. Sunu is a certified public accountant and a member of the Illinois Bar with 24 years of experience in finance, tax, treasury, securities and law.

Mr. Kenneth W. Amburn serves as Managing Director—Chief Operating Officer of both MRTC and MRCL. Mr. Amburn joined MRTC in 1998 and has served in various management capacities culminating with his appointment as Chief Operating Officer in 2000. He has over 40 years of telecommunications experience, including serving in executive operating capacities with Centel-Texas, Network Construction Services and Citizens Utilities.

Mr. Bruce J. Becker serves as Managing Director—Chief Technology Officer of both MRTC and MRCL. Mr. Becker has served as a Managing Director of MRTC since joining the Company in October 1998. He has over 41 years of telecommunications experience, including serving in executive operating capacities with ICG Telecommunications and Centel Corporation.

Mr. Michael T. Skrivan serves as Managing Director—Revenues of both MRTC and MRCL. Mr. Skrivan has served in various management capacities since joining MRTC in May 1999 culminating with his appointment as Managing Director—Revenues for MRTC in 2000. Prior to joining MRTC, Mr. Skrivan was a founding member in the consulting firm of Harris, Skrivan & Associates, LLC, which provides regulatory and financial services to local exchange carriers, from October 1995 to May 1999. Mr. Skrivan is a member of the Telecom Policy Committee of the United States Telecom Association.

Mr. Peter W. Chehayl has been a member of the Board of Managers of MRTC since May 2004. Mr. Chehayl served as the Senior Vice President, Treasurer and Chief Financial Officer of Centennial Communications Corp. from January 1999 until August 2002. Prior to joining Centennial Communications Corp., Mr. Chehayl was the Vice President and Treasurer of 360 Communications Company (now a subsidiary of ALLTEL Corporation) since 1996. From 1991 to 1996, he served as Vice President—Capital Markets at Sprint Corporation. Mr. Chehayl is a member of the Board of Trustees of Sterling College in Craftsbury Common, Vermont.

Mr. Michael P. Cole has been a member of the Board of Managers of MRTC since December 2003. Mr. Cole is also a director of Madison Dearborn Partners LLC focusing on investments in the media and communications industries. Mr. Cole joined Madison Dearborn Partners LLC in August 1997, and has served as a director since October 2003. Mr. Cole is currently a member of the board of directors of MessageLabs Group Limited and the Chicago Entrepreneurial Center within the Chicagoland Chamber of Commerce.

Mr. Joseph P. DiSabato has been a member of the Board of Managers of MRTC since 1997. Mr. DiSabato is a Managing Director of Goldman, Sachs & Co. in the Principal Investment Area of its Merchant Banking Division, where he has been employed since 1994. Mr. DiSabato serves as a director of several privately held companies on behalf of Goldman, Sachs & Co.

Mr. Richard A. May has been a member of the Board of Managers of MRTC since February 2004. Until April 2004, Mr. May was the Chairman and Chief Executive Officer of Great Lakes REIT, a position he held since he co-founded the real estate investment trust in 1992.

Mr. Sanjeev K. Mehra has been a member of the Board of Managers of MRTC since 1996. Mr. Mehra joined Goldman, Sachs & Co. in 1986, and has served since 1996 as a Managing Director in the Principal Investment Area of its Merchant Banking Division and serves on the Principal Investment Area Investment Committee. Mr. Mehra is a director of Burger King Corporation, Nalco Holding Company, SunGard Data Systems and various privately held companies and is a member of the Board of Trustees of Trout Unlimited.

Mr. Edward W. Mullinix, Jr. has been a member of the Board of Managers of MRTC since May 2004. Mr. Mullinix has served as Executive Vice President and Chief Financial Officer of The Haskell Company since November 2000. From 1999 to November 2000, Mr. Mullinix served as President and Chief Operating Officer of Paging Network, Inc. He currently serves as a director for Episcopal Children’s Services.

Mr. Mark A. Pelson has been a member of the Board of Managers of MRTC since 1999. Mr. Pelson is a Managing Director of Providence Equity Partners, where he has been employed since 1996. Mr. Pelson is currently also a director of Telcordia Technologies, Inc. and several privately held companies. Mr. Pelson has informed us that he intends to resign his position with Madison River Telephone upon successful completion of the initial public offering by Madison River Communications Corp.

Mr. James N. Perry, Jr. has been a member of the Board of Managers of MRTC since 1996. Mr. Perry is currently a Managing Director of Madison Dearborn Partners LLC, which he co-founded in 1993. From 1985 to 1993, Mr. Perry was at First Chicago Venture Capital, the predecessor firm to Madison Dearborn Partners LLC, where he most recently served as Senior Investment Manager. He currently serves on the boards of directors of Band-X Limited, Cinemark, Inc., Cbeyond Communications, LLC, Intelsat Holdings Ltd., MetroPCS Communications, Inc. and Nextel Partners, Inc.

Code of Ethics

We have adopted a written code of ethics that is recertified annually by our Chief Executive Officer, our Chief Financial Officer, our Controller and other key officers and managers of the Company in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder. Our code of ethics, called the Madison River Telephone Company, LLC Code of Conduct, is available on the investor relations page of our corporate website at www.madisonriver.net. In the event that we make changes in, or provide waivers from, the provisions of this code of ethics, we intend to disclose these events on our corporate website.

Committees of the Board of Managers

The Board of Managers has an Audit Committee and a Compensation Committee. We currently have an Audit Committee consisting of Messrs. Peter W. Chehayl, Richard A. May and Edward W. Mullinix, Jr., none of whom are officers or employees of our Company or any of our operating subsidiaries. Mr. Chehayl, who currently serves as chairman of the Audit Committee, has been determined to be an audit committee financial expert by the Board of Managers as such term is defined in Item 401(h)(2) of Regulation S-K. The Audit Committee is responsible for overseeing the actions of our independent auditors and reviewing our internal financial and accounting controls and policies.

The Compensation Committee, which is comprised of Messrs. James Perry, Sanjeev Mehra and J. Stephen Vanderwoude, is responsible for determining salaries, incentives and other forms of compensation for officers and other employees and administers various incentive compensation and benefit plans. One member of our Compensation Committee, Mr. Vanderwoude, also serves as our Chairman and Chief Executive Officer. Mr. Vanderwoude participated in deliberations of the Compensation Committee concerning executive officer compensation during fiscal year 2005, other than such deliberations concerning his own compensation.

All executive officers serve at the discretion of the Board of Managers, subject to the terms of their employment agreements. There are no family relationships among managers and executive officers.

Compensation of Managers and Executive Officers

The following table sets forth certain information regarding the cash and non-cash compensation paid to the Chief Executive Officer and to each of our four most highly compensated executive officers other than the Chief Executive Officer, whose combined salary and bonus exceeded $100,000 during the fiscal years ended December 31, 2005, 2004 and 2003 (collectively, the “Named Executive Officers”). The managers of Madison River Capital do not receive any compensation for serving on the Board of Managers. J. Stephen Vanderwoude, our current CEO, participated in deliberations of our Board of Managers concerning executive officer compensation during fiscal year 2005, other than such deliberations concerning his own compensation.

Summary Compensation Table

	Annual Compensation				Long-term Compensation Awards
Name	Year	Salary	Bonus	Other Annual Compensation(1)	Restricted Unit Awards(2)	All Other Compensation(3)
J. Stephen Vanderwoude	2005	$286,609	$300,000	$7,762	—	$6,622
(Chairman and CEO)	2004	286,496	300,000	5,515	2,400	6,585
	2003	284,275	380,000	1,800	—	6,209
Paul H. Sunu	2005	227,092	430,966	7,340	—	6,300
(Chief Financial Officer	2004	226,056	439,441	4,895	1,200	6,150
and Secretary)	2003	224,498	510,524	2,520	—	6,000
Kenneth W. Amburn	2005	180,000	90,000	—	—	6,325
(Chief Operating Officer)	2004	180,000	90,000	—	—	6,472
	2003	180,000	88,000	—	—	6,322
Bruce J. Becker	2005	180,000	93,658	—	—	—
(Chief Technology Officer)	2004	180,000	93,728	—	400	—
	2003	180,000	111,657	—	—	—
Michael T. Skrivan	2005	180,000	70,000	—	—	6,300
(Managing Director - Revenues)	2004	180,000	70,000	—	—	6,150
	2003	180,000	88,000	—	—	6,000

(1)	Other annual compensation consists of an auto allowance.
(2)	Represents Class D units in MRTC awarded to the respective named executive officers under an incentive grant agreement with MRTC as further discussed below.
(3)	Includes matching contributions for the 401(k) savings plan and group term life insurance premiums paid on behalf of certain officers.

401(k) Savings Plans

We sponsor a 401(k) savings plan that covers substantially all of our employees meeting certain age and employment criteria. A separate 401(k) savings plan that was previously sponsored by Gulf Telephone Company was merged into our 401(k) plan on January 1, 2006. Pursuant to the plan, eligible employees may elect to reduce their current compensation up to certain dollar amounts that do not exceed legislated maximums. We have agreed to contribute an amount equal to 50% of employee contributions for the first 6% of compensation contributed on behalf of all participants. We made matching contributions to these plans of approximately $0.8 million, $0.8 million and $0.7 million in 2005, 2004 and 2003, respectively. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by us to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn and our contributions are deductible by us when made.

Long-Term Incentive Plan

In 1998, we adopted a long-term incentive plan arrangement which provides for annual incentive awards for certain employees as approved by the Board of Managers. Under the terms of the plan, non-vested awards are earned by the participant over the succeeding 12 months after the award is granted. The awards vest and are eligible to be paid upon the occurrence of certain liquidity events as defined in the long-term incentive plan agreement. Funding for the long-term incentive plan will be made from a portion of the distributions paid to holders of Class B and Class D ownership units in MRTC as determined in MRTC’s operating agreement and such funding may be less than the amount of total incentive awards granted. The payment of long-term incentive plan awards may be made with cash or other assets and is subject to a schedule determined at the discretion of the Board of Managers.

At December 31, 2005, Mssrs. Amburn and Skrivan participated in the long-term incentive plan and had received aggregate awards of $2.6 million and $2.4 million, respectively. The amount ultimately paid for these awards will be determined based on the amount available for distribution upon the occurrence of a liquidity event. No long-term incentive plan awards were granted to these individuals during 2005.

Incentive Grants

In November 2004, MRTC granted 2,400 Class D units to Mr. Vanderwoude, 1,200 Class D units to Mr. Sunu and 400 Class D units to Mr. Becker under an incentive grant agreement that was effective January 1, 2004. The units were subject to vesting provisions that provided for 25% of the units granted to vest on the first anniversary of the effective date, or January 1, 2005, and an additional 25% on each of the next three subsequent anniversary dates. Fifty percent of the units were vested as of January 1, 2006. The new employment agreements for Messrs. Vanderwoude, Sunu and Becker, effective January 1, 2006, provides for daily vesting of the remaining Class D units through January 1, 2008. In the event of an initial public offering of the equity of MRTC or any successor entity, 50% of the unvested units will vest immediately with the remaining unvested units subject to pro rata vesting over the balance of the original vesting period. In the event that the executive’s employment is terminated, MRTC has the option to repurchase the unvested units from the executive. This repurchase right is suspended if the executive’s employment is terminated, other than by the executive without good reason, and within six months prior to termination the Company has been in negotiations to complete a transaction that will result in a liquidity event. If such liquidity event is consummated, then the executive’s remaining unvested units will become fully vested. Distributions paid to Class D unitholders will be made from a percentage of distributions paid to holders of Class A units of MRTC as determined in MRTC’s operating agreement.

Pension Plan

In May 1998, we adopted a noncontributory defined benefit pension plan, which was transferred to us from our subsidiary, Mebtel, Inc. The plan covers all full-time employees, except employees of Gulf Coast Services, who have met certain age and service requirements. Effective February 28, 2003, we froze the accrual of benefits for non-bargaining employees under the pension plan. Then, as a part of our new collective bargaining agreements at Gallatin River Communications entered into in 2005, the accrual of benefits for the bargained-for employees participating in the pension plan was frozen in early 2006 in exchange for a supplement to their 401(k) plan. Accordingly, benefits paid to participants are frozen at current levels and will not increase with the passage of time. We have a continued obligation to fund the plan and our policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974, as amended.

Employment Agreements

Madison River Telephone has entered into new employment agreements with Messrs. Vanderwoude, Sunu, Becker, Amburn and Skrivan effective January 1, 2006. The agreements provide for employment of each executive through March 31, 2009. The agreements are subject to termination by either party (with or without cause) at any time subject to applicable notice provisions. If the executive terminates his employment for good reason, or if (i) th executive’s employment is terminated by Madison River Telephone other than for cause, or (ii) is terminated due to his death or disability, then the executive is entitled to receive his continued base salary for twelve months after the date of termination, plus his bonus on a pro rata basis. The executive will also be entitled to receive a cash lump sum equal to any compensation payments deferred by the executive, to receive any unpaid amounts in respect of any bonus for the fiscal year prior to the year of termination and to be covered by the Company’s medical and dental plans for a period of 18 months. In some instances, these payments could total in excess of $100,000. The agreements provide that the executives may not disclose any confidential information while employed by Madison River Telephone or thereafter. The agreements also provide that the executive will not compete with Madison River Telephone during their employment or for a period of up to a maximum of 12 months following termination of employment. Additionally, the agreements prohibit the executives for a period of 15 months from soliciting for employment any person who at any time during the executive’s employment was an employee of Madison River Telephone. Under the agreements, Madison River Telephone is obligated to indemnify the executives for all expenses, liabilities and losses reasonably incurred by them in connection with their employment.

In September 2002, we agreed to pay Mr. Sunu a bonus in the amount of $435,000 in connection with his efforts in consummating certain transactions with the Coastal shareholders in April 2002 described under “Certain Relationships and Related Transactions-Coastal Shareholders.” The bonus is only payable in the event that a liquidity event with respect to Madison River Telephone occurs and the existing sponsors receive a return of their capital contribution with respect to their Class A units in Madison River Telephone plus an 8% rate of return.

Mr. Sunu’s employment agreement also provides for, among other things, special bonus awards to be paid to Mr. Sunu in December of 2006 and 2007, respectively, so long as Mr. Sunu remains employed by MRTC on the date of payment for each such annual bonus. The amount of the special bonus awards are defined in Mr. Sunu’s employment agreement. As part of the employment agreement, Mr. Sunu will apply the proceeds of the special bonuses first to the repayment of Mr. Sunu’s outstanding loan from us, which has an outstanding balance of approximately $306,000 at December 31, 2005, plus any accrued interest with any remaining proceeds being retained by him. If Mr. Sunu’s employment is terminated by Madison River Telephone other than for cause, or due to his death or disability, or Mr. Sunu terminates his employment for good reason, or Mr. Sunu’s employment is terminated immediately prior to the occurrence of a liquidity event as defined in the employment agreement, then Mr. Sunu shall receive a special termination bonus equivalent to the amount of any unpaid special bonus awards described above. Mr. Sunu will apply the proceeds of his special termination bonus first to the repayment of his outstanding loan to us plus any accrued interest with any remaining proceeds being retained by him. If the initial public offering by Madison River Communications Corp. is successfully completed, we also intend to call Mr. Sunu’s outstanding loan payable to us.

In 2005, 2004 and 2003, a portion of Mr. Becker’s annual bonus has been withheld by us and applied to the payment of interest due on Mr. Becker’s outstanding loan payable to us. These payments are included in the amount of bonus reported for Mr. Becker in the summary compensation table above.

PRINCIPAL MEMBERS

All of our outstanding member units are owned by MRTC. The following table sets forth certain information regarding the beneficial ownership of MRTC’s member units as of April 6, 2006 by (A) each holder known by MRTC to beneficially own five percent or more of such member units, (B) each Manager and named executive officer of MRTC and (C) all executive officers and managers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options or warrants to purchase member units that are currently exercisable or exercisable within 60 days of April 6, 2006 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name (1)	Number of Class A Units, Warrants or Options Held by Member		Percentage of Units
J. Stephen Vanderwoude	5,454,696.70	(2)	2.34%
Paul H. Sunu	1,198,684.24	(2)	*
Bruce J. Becker	421,710.68	(2)	*
Kenneth W. Amburn	—		—
Michael T. Skrivan	—		—
Madison Dearborn Partners group (3)	85,962,015.43		36.90%
Goldman Sachs group (4)	71,635,012.90		30.75%
Providence Equity Partners group (5)(8)	47,279,108.13		20.29%
Daniel M. Bryant (6)	13,333,333.32		5.72%
G. Allan Bryant (7)	13,333,333.32		5.72%
All executive officers and managers as a group (10 persons)	211,951,228.08		90.98%

*	Represents less than one percent (1%).
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Madison River Telephone Company, LLC, 103 South Fifth Street, Mebane, North Carolina 27302.
(2)	Excludes the following incentive interests granted to management and MRTC for the benefit of the Company’s Long-term Incentive Plan and the Long-term Incentive Stock Plan. The Class B and Class C units granted to the named executive officers below and to MRTC were fully vested at December 31, 2004. The Class D units will vest ratably over four years beginning January 1, 2005. Upon the occurrence of certain liquidity events, including the sale of the Company or an initial public offering, 50% of the unvested Class D units will vest automatically.

	Class B Units		Class C Units		Class D Units
J. Stephen Vanderwoude	3,000		1,550	(a)	2,400
Paul H. Sunu	1,000		1,150		1,200
Bruce J. Becker	—		770		400

Madison River Telephone Company, LLC	3,835	(b)	5,067	(c)	6,000	(b)

(a)	Includes 1,200 units that the named executive officer gifted in trust to his three adult children for which the named executive officer disclaims beneficial ownership.
(b)	Units are held by the Company for the benefit of the Company’s Long-Term Incentive Plan.
(c)	Units are held by the Company for the benefit of the Company’s Long-Term Incentive Stock Plan.
(3)	Includes 392,610.01 units which Madison Dearborn Capital Partners, L.P. has the right to acquire upon conversion of existing indebtedness. Madison Dearborn Partners LLC and certain of its affiliates may be deemed to own beneficially and indirectly in the aggregate 85,962,015.43 Class A units of MRTC which are owned directly or indirectly by investment partnerships, of which affiliates of Madison Dearborn Partners, LLC is the general partner or managing general partner. We refer to these investment partnerships as the MDP Funds. Madison Dearborn Partners, LLC is an affiliate of each of the MDP Funds. The MDP Funds and their respective beneficial ownership of shares of MRTC Class A units are: (a) 76,569,405.42 units held by Madison Dearborn Capital Partners II, L.P.; (b) 8,711,355.10 units held by Madison Dearborn Capital Partners III, L.P.; (c) 193,429.77 units held by Madison Dearborn Special Equity III, L.P.; (d) 75,000.00 units held by Madison Dearborn Special Advisors Fund I, LLC; and (e) 20,215.13 units held by Madison Dearborn Special Co-Invest Partners I. Our managers, Michael P. Cole and James N. Perry, Jr., are managing directors of Madison Dearborn Partners LLC. Messrs. Cole and Perry and Madison Dearborn Partners LLC each disclaims beneficial ownership of the shares owned directly or indirectly by the MDP Funds, except to the extent of their pecuniary interest therein, if any. The address for Madison Dearborn Partners LLC and each of the MDP Funds is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

(4)	The Goldman Sachs Group, Inc., which we refer to as GS Group, Goldman, Sachs & Co., which we refer to as Goldman Sachs and certain of their affiliates, may be deemed to own beneficially and indirectly in the aggregate 71,635,012.90 Class A units of MRTC which are owned directly or indirectly by investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. We refer to these investment partnerships as the GS Limited Partnerships. Goldman Sachs is an affiliate of each of, and the investment manager for certain of the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of MRTC Class A units are: (a) 44,945,863.44 units held by GS Capital Partners II, L.P.; (b) 1,657,820.36 units held by GSCPII Germany Mad River Holding, L.P.; (c) 17,867,826.82 units held by GSCPII Offshore Mad River Holding, L.P.; (d) 2,341,390.43 units held by Bridge Street Fund 1997, L.P.; and (e) 4,822,111.85 units held by Stone Street Fund 1997, L.P. Our managers, Joseph P. DiSabato and Sanjeev K. Mehra, are managing directors of Goldman Sachs. Messrs. DiSabato and Mehra, Goldman Sachs and GS Group each disclaims beneficial ownership of the shares owned directly or indirectly by the GS Limited Partnerships, except to the extent of their pecuniary interest therein, if any. The address for GS Group, Goldman Sachs and the GS Limited Partnerships is 85 Broad Street, New York, New York 10004.
(5)	Includes 46,628,924.50 units held by Providence Equity Partners, L.P. and 650,183.63 units held by Providence Equity Partners II L.P. Providence Equity Partners L.L.C. is the general partner of each of these entities and has the sole power to direct the voting and disposition of the shares. As a result, each of the entities may be deemed to share beneficial ownership of the shares owned by the others. Each of the entities disclaims this beneficial ownership. Jonathan M. Nelson, by virtue of his ownership interest in, and as managing member of, Providence Equity Partners, L.L.C. may also be deemed to possess indirect beneficial ownership of the securities owned by these entities. He disclaims such beneficial ownership except to the extent of his pecuniary interest in those securities. Glenn M. Creamer and Paul J. Salem are the remaining voting members of Providence Equity Partners, L.L.C., but neither has a voting interest sufficient, by itself, to either direct or prevent the voting or disposition of the shares deemed to be owned by Providence Equity Partners, L.L.C. The address of Providence Equity and Mr. Nelson is c/o Providence Equity Partners, Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.
(6)	Includes 6,666,666.66 units held by Daniel M. Bryant and 6,666,666.66 units held by The Michael E. Bryant Life Trust of which Daniel M. Bryant is a trustee. Daniel M. Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust. The address for Daniel M. Bryant is 255 Lincoln Trail, Richmond Hill, Georgia 31324.
(7)	Includes 6,666,666.66 units held by G. Allan Bryant and 6,666,666.66 units held by The Michael E. Bryant Life Trust of which G. Allan Bryant is a trustee. G. Allan Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust. The address for G. Allan Bryant is Sassafras Plantation, Post Office Box 899, Allenhurst, Georgia 31301.
(8)	Our manager, Mr. Mark A. Pelson, is a Managing Director of Providence Equity Partners and holds a minority interest in the Providence Equity funds that own shares of common stock. As result, Mr. Pelson may be deemed to share beneficial ownership of the shares owned by Providence Equity Partners. Mr. Pelson disclaims this beneficial ownership. Mr. Pelson will resign as a director of Madison River Telephone and Madison River Capital effective on the closing of the proposed initial public offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Coastal Shareholders

On April 10, 2002, Madison River Telephone completed an agreement with the former shareholders of Coastal Utilities, Inc., which, among other things, modified certain provisions of the shareholders’ agreement that was entered into when Coastal Communications, Inc. acquired Coastal Utilities, Inc. in March 2000. Under the terms of the agreement, the Coastal shareholders exchanged all of their Series B stock and 40% of their Series A stock in Coastal Communications, Inc. for 18.0 million Class A units in Madison River Telephone valued at $1 per unit and three term notes issued by Madison River Telephone in the aggregate principal amount of $20 million. The notes were repaid in their entirety in December 2004. In addition, Coastal Communications, Inc. redeemed 30 shares of Series A stock retained by the Coastal shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Coastal Communications, Inc. redeemed an additional 30 shares of Series A stock in June 2003, in July 2004 and in August 2005 for approximately $1.0 million each time. Under the terms of Coastal Communications, Inc.’s amended shareholders’ agreement, the Coastal shareholders have the right to require Coastal Communications, Inc. to redeem their remaining 60 shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. Under the terms of agreement, we may at any time require the Coastal shareholders to sell their remaining 60 shares of Series A stock to us for a purchase price of $33,333.33 per share, or an aggregate of $2.0 million. If the initial public offering by Madison River Communications Corp. is successful, we anticipate repurchasing the remaining 60 shares of Series A stock held by the Coastal shareholders for $2.0 million with the proceeds from the initial public offering and cash on hand.

Loans to Related Parties

On January 4, 2002, the Company entered into loan agreements with Mr. Paul H. Sunu, Mr. James D. Ogg and Mr. Bruce J. Becker, each a member of management at the time, to finance a portion of their purchase of Class A units from ORVS Madison River. Mr. Sunu, Mr. Ogg and Mr. Becker each borrowed $466,700, or a total of $1.4 million, from the Company. The loans, payable on demand, bear interest at 5% per annum and are secured by the respective individual’s Class A interests purchased. As of December 31, 2005, $1.2 million remained outstanding under these loans. We intend to call these loans due in connection with a successful consummation of the initial public offering by Madison River Communications Corp.

Mr. Sunu also had a loan payable to MRTC the proceeds of which were used to purchase 250,000 Class A units in MRTC. The loan, which bore interest at 5% and was secured by Mr. Sunu’s Class A interests, was repaid in full in December 2004.

Pursuant to an amendment to Mr. Sunu’s employment agreement dated December 31, 2003, Mr. Sunu received additional bonuses in 2003, 2004 and 2005 that were applied to the outstanding principal and accrued interest on his loans from MRTC and the Company used to purchase Class A units in MRTC. In 2005, Mr. Sunu’s additional bonus was used to repay approximately $153,000 of his outstanding amount due to Madison River. In 2004, Mr. Sunu’s additional bonus was used to repay approximately $145,500 of the outstanding balance due to MRTC and $7,500 of the outstanding amount due to Madison River. In 2003, Mr. Sunu’s additional bonus was used to repay approximately $153,000 of the outstanding balance due to MRTC.

New Credit Facility

On July 29, 2005, we entered into a $550.0 million credit facility consisting of a $475.0 million, seven-year term loan provided by a syndicate of banks and a $75.0 million, seven-year revolving credit facility provided by the Rural Telephone Finance Cooperative. Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs for whom this prospectus was prepared, served as one of the lead arrangers, co-syndication agents and joint bookrunners for the new credit facility.

Madison River Communications Corp Registration Statement

On December 23, 2004, Madison River Communications Corp., an entity formed to serve as the successor to MRTC, filed a Registration Statement on Form S-1 with the SEC for the purpose of registering its common stock in connection with an initial public offering. The Form S-1 has not yet become effective and remains in the registration process with the Securities and Exchange Commission. The Form S-1 has not yet become effective. The common stock securities may not be sold nor may offers to buy be accepted prior to the time the Form S-1 becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Goldman Sachs, for whom this prospectus was prepared, is currently serving as an underwriter for this initial public offering.

Cash Bonuses

In September 2002, we agreed to pay Mr. Sunu a bonus in the amount of $435,000 in connection with his efforts in consummating the transactions with the Coastal shareholders on April 10, 2002 described above. The bonus is only payable in the event that a liquidity event with respect to MRTC occurs and the existing sponsors receive a return of their capital contribution with respect to their Class A units in MRTC plus an 8% rate of return.

Mr. Sunu’s employment agreement that was effective January 1, 2006 provides for, among other things, special bonus awards to be paid to Mr. Sunu in December of 2006 and 2007, respectively, so long as Mr. Sunu remains employed by MRTC on the date of payment for each such annual bonus. The amount of the special bonus awards are defined in Mr. Sunu’s employment agreement. As part of the employment agreement, Mr. Sunu will apply the proceeds of the special bonuses first to the repayment of Mr. Sunu’s outstanding loan from us, which has an outstanding balance of approximately $306,000 at December 31, 2005, plus any accrued interest with any remaining proceeds being retained by him. If Mr. Sunu’s employment is terminated by Madison River Telephone other than for cause, or due to his death or disability, or Mr. Sunu terminates his employment for good reason, or Mr. Sunu’s employment is terminated immediately prior to the occurrence of a liquidity event as defined in the employment agreement, then Mr. Sunu shall receive a special termination bonus equivalent to the amount of any unpaid special bonus awards described above. Mr. Sunu will apply the proceeds of his special termination bonus first to the repayment of his outstanding loan to us plus any accrued interest with any remaining proceeds being retained by him.

Family Relationships

Mr. Vanderwoude’s son, Mr. Philip Vanderwoude, is currently employed by us as a senior financial analyst. In this capacity, he received total salary and bonus of approximately $115,000 in the year ended December 31, 2005.

DESCRIPTION OF OTHER INDEBTEDNESS

On July 29, 2005, we entered into a senior secured credit facility with a seven-year, $475.0 million term loan provided by a syndicate of banks and a seven-year, $75.0 million revolving line of credit provided by the RTFC. On January 27, 2006, we completed an amendment to our senior secured credit facility that reduced the interest rate margin for our term loan by 25 basis points. As part of the agreement, in the year following the effective date of the amendment, prepayments of our term loan may require us to also pay a prepayment fee equal to 1.00% of the aggregate principal amount of the prepayment if certain conditions exist.

Our term loan, as amended, bears variable interest, at our option, at either (a) a base rate, as defined in the credit agreement, plus 1.25% or (b) a London interbank offered rate (“LIBOR”) plus 2.25%. Currently, interest on our credit agreement is based on a three month LIBOR rate. Interest is payable on the dates our interest rate resets. The credit agreement required us to enter into interest rate hedge agreements within six months of the closing date of the transaction that cover a minimum of 50% of the combined principal amount of our long-term debt and MRTC’s long-term debt for a period of two years from July 29, 2005. During October 2005, we entered into three interest rate swap agreements to fix the interest rate on a notional amount of $350.0 million of our term loan for a period of four years. As of March 31, 2005, with the hedge agreements in place, we effectively have a fixed interest rate on 73.7% of our term loan and 77.4% of our total long-term debt including our senior notes.

As of April 6, 2006, our fixed interest rate on the $350.0 million is approximately 6.97%. The interest rate on the $125.0 million variable portion of our term loan, a rate effective until July 6, 2006, is 7.26%. Accordingly, as of April 6, 2006, our weighted average effective interest rate on our senior secured credit facility was 7.15%.

As part of the transaction, the RTFC provided a new $75.0 million revolving line of credit. Our line of credit bears interest that is payable quarterly at the RTFC’s line of credit base rate plus 0.5% per annum (9.35% at April 6, 2006). The line of credit remains undrawn as of April 6, 2006 and is available to us for general business purposes. At December 31, 2005, based on the terms of our credit facility, primarily from limitations on incurring additional secured indebtedness, we had the capacity to advance approximately $65.2 million against our line of credit.

Our term loan has no scheduled amortization of principal until the maturity of the credit agreement in July 2012. However, under our credit agreement, we are permitted to make voluntary prepayments of the term loan and revolving line of credit without premium or penalty, other than standard breakage costs related to any hedging obligations. Subject to certain conditions and exceptions, we will be required to make mandatory repayments of borrowings under the term loan and then under the revolving credit facility with (i) the net cash proceeds from the sale or disposition of certain assets, (ii) the net cash proceeds from certain debt and equity issuances and (iii) 50% of our net excess cash flow as defined in the credit agreement.

We are permitted under our credit agreement to use 100% of our gross excess cash flow, as defined in the credit agreement, to redeem or repurchase the remaining outstanding senior notes, and, subject to limitations contained in our senior note indenture, make distributions to MRTC to be used to repay its long-term debt. In addition, beginning January 1, 2007, if our total leverage ratio, as defined in the credit agreement, is between 4.5 to 1.0 and 5.0 to 1.0, MRTC may pay dividends in amounts up to 50% of gross excess cash flow and if our total leverage ratio is below 4.5 to 1.0, MRTC may pay dividends in amounts up to 100% of gross excess cash flow.

If we and MRTC do not retire other long-term debt or, if permitted, pay dividends, in an amount equivalent to our gross excess cash flow in a fiscal year, then 50% of the remaining amount, referred to as net excess cash flow, must be used to repay a portion of the $475.0 million term loan within 90 days after year-end. For purposes of this test, we are permitted to apply any repayments of other long-term debt in the first 90 days after year-end to reduce the prior year’s net excess cash flow, thereby minimizing or eliminating any mandatory repayments of the term loan from net excess cash flow. As of December 31, 2005, we had approximately $6.4 million of net excess cash flow for 2005. On March 27, 2006, we redeemed $7.0 million of our 13.25% senior notes and applied the necessary amount of this senior note redemption to reduce 2005’s net excess cash flow to zero, resulting in no mandatory repayment of the term loan being required. The remainder of the redemption is being applied to 2006’s net excess cash flow calculation.

Under the terms of the credit agreement, we are required to comply with certain financial ratios and administrative and financial covenants. We are, among other things, restricted in our ability to (i) incur additional indebtedness, (ii) make restricted payments or pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. At December 31, 2005, we were in compliance with the terms of our credit agreement.

The credit facility is secured by a first mortgage lien on our operating assets and revenues and those of MRTC and our first-tier, wholly-owned subsidiaries, Madison River Holdings Corp., Madison River Finance Corp. and Madison River Communications, LLC (collectively, the “Loan Parties”). In addition, MRTC and our first-tier, wholly-owned subsidiaries have guaranteed the credit facility and each Loan Party has pledged the equity interests in each wholly-owned subsidiary that it owns in support of the credit facility.

DESCRIPTION OF THE NOTES

General

The notes were issued under an indenture, dated as of February 17, 2000, among Madison River Capital, Madison River Finance and Norwest Bank Minnesota, National Association (now known as Wells Fargo Bank Minnesota, National Association), as trustee under the indenture. The indenture is governed by New York law. In this section entitled “Description of the Notes,” the word “Madison River” refers only to Madison River Capital and not to any of its subsidiaries, and the word “Finance” refers only to Madison River Finance and not to any of its subsidiaries, and the word “Issuers” refers collectively to Madison River and Finance. You can find the definitions of certain capitalized terms used in this section under the subheading entitled “—Certain Definitions” below.

Finance is a wholly owned subsidiary of Madison River that was incorporated in Delaware to serve as a co-issuer of the notes. We believe that certain purchasers of the notes may not have been permitted to purchase debt securities of limited liability companies such as Madison River unless a corporation jointly issues such debt securities. Finance will not have any substantial operations or assets and will not have any revenues. As a result, you should not expect Finance to participate in servicing the interest and principal obligations on the notes. See “—Certain Covenants—Restrictions on Activities of Finance” below.

The following description is a summary of the material provisions of the indenture. It does not restate this agreement in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the notes. Copies of the indenture can be obtained by following the instructions contained in this prospectus in the section “Where You Can Find More Information.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

Brief Description of the Notes

The Notes

These notes:

•	are unsecured senior obligations of the Issuers;

•	rank senior to any future subordinated indebtedness of the Issuers which expressly provides that it will be subordinated to the notes; and

•	rank equal in right of payment with all existing and future unsubordinated, unsecured indebtedness of the Issuers.

The operations of Madison River are conducted through its subsidiaries and, therefore, Madison River depends on the cash flow of its subsidiaries to meet its obligations, including its obligations under the notes. Since the notes are not guaranteed by the subsidiaries of Madison River, the holders of notes will have no direct recourse against such subsidiaries, and the assets of such subsidiaries will be subject to the prior claims of all creditors, including trade creditors, of such subsidiaries before being available to Madison River. In addition, the notes are subordinated to the new credit facility entered into by Madison River in July 2005. In the event of a bankruptcy, administrative receivership, composition, insolvency, liquidation or reorganization of any subsidiary of Madison River, such subsidiary will pay the holders of its liabilities, including trade payables, before it will be able to distribute any of its assets to Madison River. In the event of a bankruptcy, administrative receivership, composition, insolvency, liquidation or reorganization of Madison River, the investors in Madison River’s new credit facility will be paid in full in cash before holders of the notes. As of December 31, 2005, Madison River had approximately $475.0 million of Indebtedness that was senior to the notes and $91.8 million of current trade payables and accrued expenses outstanding at its subsidiaries.

As of December 31, 2005, all of our subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

The Issuers issued notes with a maximum aggregate principal amount of $200.0 million in denominations of $1,000 and integral multiples of $1,000. Since August 29, 2005, the Issuers voluntarily redeemed $121.0 million of the outstanding notes and cancelled $2.0 million in notes purchased by a restricted subsidiary in June 2004. As of April 6, 2006, $77.0 million of the notes remain outstanding. As described more fully in “Description of Other Indebtedness” above, the Issuers have the ability to opportunistically redeem additional indebtedness including the notes. The notes will mature on March 1, 2010.

The Issuers may issue additional notes, or Additional notes, from time to time, subject to the provisions of the indenture described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any Additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest on the notes accrues at the rate of 13.25% per annum and is payable semi-annually in arrears on March 1 and September 1. The Issuers will make each interest payment to the Holders of record on the immediately preceding February 15 and August 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder of more than $5.0 million in principal amount of the notes has given wire transfer instructions to the Issuers, the Issuers will make all payments of principal, premium and interest on those notes in accordance with those instructions. All other payments on these notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make payments of interest by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the Holders of the notes, and either Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the indenture. The Issuers are not required to transfer or exchange any note selected for redemption. Also, the Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of it for all purposes.

Optional Redemption

After March 1, 2005, the Issuers may redeem all or a part of these notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

Year	Percentage
2006	104.417%
2007	102.208%
2008 and thereafter	100.000%

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s notes pursuant to the Change of Control Offer. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest to the date of purchase or, in the case of repurchases of notes prior to the full Accretion Date, at a purchase price equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest to such date of repurchase. Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder briefly describing the transaction or transactions that constitute a Change of Control and offering to repurchase notes on the date specified in such notice, or the Change of Control Payment Date, pursuant to the procedures required by the indenture and described in such notice.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1)	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Madison River.

The paying agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of Madison River and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Madison River and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Madison River will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Madison River (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	such fair market value is determined by Madison River’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(3)	at least 75% of the consideration therefor received by Madison River or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any Indebtedness or other liabilities (as shown on Madison River’s or such Restricted Subsidiary’s most recent balance sheet), of Madison River or any Restricted Subsidiary (other than contingent liabilities and Indebtedness that is by its terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Madison River or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by Madison River or any such Restricted Subsidiary from such transferee that are (subject to ordinary settlement periods) converted within 60 days of the applicable Asset Sale by Madison River or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash received in that conversion).

In the event and to the extent that the Net Proceeds received by Madison River or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after February 17, 2000 in any period of 12 consecutive months exceed 10% of Consolidated Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet has been provided to the Trustee pursuant to the “Reports” covenant), then Madison

River or the applicable Restricted Subsidiary may apply such Net Proceeds, within 365 days after the date on which the Net Proceeds so received exceed 10% of Consolidated Tangible Assets:

(1)	to reduce Indebtedness under a Credit Facility;

(2)	to reduce other Indebtedness of any of Madison River’s Restricted Subsidiaries;

(3)	to acquire all or substantially all of the assets of a Telecommunications Business;

(4)	to the acquisition of Voting Stock of a Person primarily engaged in a Telecommunications Business from a Person that is not a Subsidiary of Madison River; provided, that, after giving effect thereto, the Person whose Voting Stock was so acquired becomes a Restricted Subsidiary of Madison River;

(5)	to make a capital expenditure; or

(6)	to acquire other long-term assets that are used or useful in a Telecommunications Business.

Pending the final application of any such Net Proceeds, Madison River may temporarily reduce borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuers will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the indenture and such other senior Indebtedness of Madison River. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Madison River may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and such pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Notwithstanding the three immediately preceding paragraphs, Madison River and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that (i) at least 75% of the consideration received by Madison River and its Restricted Subsidiaries in such Asset Sale consists of cash, assets that would qualify under sections (3) through (6) of the second preceding paragraph, or any combination of any of the foregoing and (ii) such Asset Sale is for Fair Market Value; provided that any such consideration received by Madison River or any of its Restricted Subsidiaries that constitutes an Investment is made in compliance with the covenant described below under the caption “—Certain Covenants—Restricted Payments” and any Net Cash Proceeds received by Madison River or any of its Restricted Subsidiaries in connection with any such Asset Sale are applied in accordance with the immediately preceding paragraph.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each purchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

(1)	if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address.

Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

Madison River will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Madison River’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Madison River or any of its Restricted Subsidiaries) or to the direct or indirect holders of Madison River’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Madison River or payable to Madison River or a Restricted Subsidiary of Madison River);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Madison River) any Equity Interests of Madison River or any direct or indirect parent of Madison River or any Restricted Subsidiary of Madison River (other than any such Equity Interests owned by Madison River or any Restricted Subsidiary of Madison River);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment (we refer to all such payments and other actions set forth in clauses (1) through (3) above and in this clause (4) being collectively referred to as Restricted Payments), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	Madison River would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Consolidated Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Madison River and its Restricted Subsidiaries after February 17, 2000 (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph), shall not exceed, at the date of determination, without duplication, the sum of:

(a)	an amount equal to 100% of Madison River’s Consolidated EBITDA since February 17, 2000 to the end of Madison River’s most recently ended fiscal quarter for which internal financial statements are available taken as a single accounting period, less the product of 1.5 times Madison River’s Consolidated Interest Expense since February 17, 2000 to the end of Madison River’s most recently ended fiscal quarter for which internal financial statements are available, taken as a single accounting period; plus

(b)	100% of the aggregate net cash proceeds received by Madison River since February 17, 2000 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Madison River (other than sales of Disqualified Stock) in excess of $24 million or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Madison River that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of Madison River and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock); plus

(c)	to the extent that any Restricted Investment that was made after February 17, 2000 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

(2)	the making of any Investment or the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of Madison River in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Madison River) of, Equity Interests of Madison River (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3)	the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend by a Restricted Subsidiary of Madison River to the holders of its common Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Madison River or any Restricted Subsidiary that is held by any current or former employee, director or consultant (or their estates or the beneficiaries of such estates) of Madison River or any Subsidiary; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period;

(6)	so long as no Default or Event of Default under the indenture shall have occurred and be continuing or shall be in existence immediately thereafter, making loans to members of management of Madison River pursuant to written agreements with such members, in an aggregate principal amount not to exceed $1.0 million in the aggregate at any one time outstanding;

(7)	the payment of cash in lieu of the issuance of fractional shares of common stock upon exercise or conversion of securities exercisable or convertible into common stock of Madison River;

(8)	payments or distributions, in the nature of satisfaction of dissenters’ rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions hereof applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Madison River;

(9)	any purchase or acquisition from, or withholding on issuances to, any employee of Madison River’s Capital Stock in order to satisfy any applicable federal, state or local tax payments in respect of the receipt of shares of Madison River’s Capital Stock;

(10)	any withholding on issuances to any employee of Madison River of Madison River’s Capital Stock in order to pay the purchase price of such Capital Stock or similar instrument pursuant to a stock option, equity incentive or other employee benefit plan or agreement of Madison River or any of its Restricted Subsidiaries;

(11)	so long as Madison River is a limited liability company treated as a partnership or an entity disregarded as separate from its owner for federal, state and local income tax purposes (and prior to any distribution of any Tax Amount, Madison River delivers a certificate prepared by the Tax Amount CPA to such effect), distributions to members of Madison River in an amount, with respect to any period beginning after December 31, 1998, not to exceed the Tax Amount with respect to Madison River for such period;

(12)	payments to Holdings for expenses incurred by Holdings in the ordinary course of business directly relating to the administration of Madison River or its Restricted Subsidiaries in an amount not to exceed $1.0 million in any fiscal year; and

(13)	other Restricted Payments in an aggregate amount not to exceed $2.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Madison River or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Issuers shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Madison River will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness (including Acquired Debt), and Madison River will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Madison River may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and Madison River’s Restricted Subsidiaries may incur Indebtedness under Credit Facilities or pursuant to Permitted Telecommunications Financing if, in each case:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	the Debt to Consolidated Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of Madison River for which internal financial statements are available, would have been no greater than 6.0 to 1 for Indebtedness incurred on or prior to the date that is eighteen months after February 17, 2000, or no greater than 5.5 to 1 for Indebtedness incurred after such date.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, which we refer to as Permitted Debt:

(1)	the incurrence by Madison River or any of its Restricted Subsidiaries of Indebtedness under one or more Credit Facilities in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Madison River and its Restricted Subsidiaries thereunder) at any one time outstanding not to exceed an amount equal to $517 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to repay Indebtedness under Credit Facilities pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2)	the incurrence by Madison River and its Restricted Subsidiaries of Existing Indebtedness;

(3)	the incurrence by Madison River of Indebtedness represented by the notes;

(4)	the incurrence by Madison River or any of its Restricted Subsidiaries of Indebtedness in connection with Permitted Telecommunications Financing;

(5)	the incurrence by Madison River or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, finance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4) or this clause (5) of this paragraph;

(6)	the incurrence by Madison River or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Madison River and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Madison River is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes; and

(b)	(i) any subsequent issuance or transfer of Equity Interests, other than directors qualifying shares, that results in any such Indebtedness being held by a Person other than Madison River or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Madison River or a Restricted Subsidiary; shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Madison River or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the incurrence by Madison River or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this indenture to be outstanding;

(8)	the guarantee by Madison River or a Restricted Subsidiary of Madison River that was permitted to be incurred by another provision of the indenture;

(9)	the incurrence by Madison River of Indebtedness or by a Restricted Subsidiary of Madison River of Indebtedness not to exceed, at any one time outstanding, 2.0 times the aggregate net cash proceeds received by Madison River after February 17, 2000 from the issuance and sale of its Common Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of Madison River, to the extent such net cash proceeds have not been used pursuant to clause 3(b) of the second paragraph or clause (2) of the third paragraph of the covenant described above under the caption “—Restricted Payments” to make a Restricted Payment or to make a Permitted Investment pursuant to clause (9) of the definition thereof; and provided that such Indebtedness (other than Acquired Debt) does not mature prior to the Stated Maturity of the notes and the Weighted Average Life to Maturity of such Indebtedness is longer than that of the notes;

(10)	the incurrence by Madison River of Indebtedness, to the extent that the net proceeds thereof are promptly (a) used to repurchase notes tendered in a Change of Control Offer or (b) deposited to defease all of the notes as described below under “—Legal Defeasance and Covenant Defeasance;”

(11)	the incurrence by Madison River or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation, letters of credit in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(12)	Indebtedness arising from agreements of Madison River or a Restricted Subsidiary of Madison River providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the balance sheet of Madison River or any Restricted Subsidiary (contingent obligations referred to in the footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received without giving effect to any such subsequent changes in value) actually received by Madison River and/or such Restricted Subsidiary in connection with such disposition;

(13)	obligations in respect of performance and surety bonds and completion guarantees provided by Madison River or any Restricted Subsidiary of Madison River in the ordinary course of business;

(14)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; and

(15)	the incurrence by Madison River or any of its Restricted Subsidiaries of additional Indebtedness (in addition to any Indebtedness permitted by clauses (1) through (14) above or by the first paragraph of this covenant) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed $25.0 million.

Madison River will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Madison River unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of Madison River shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of Madison River solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Madison River will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

Madison River will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Madison River will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Madison River or any of Madison River’s Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Madison River or any of its Restricted Subsidiaries;

(2)	make loans or advances to Madison River or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to Madison River or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	Existing Indebtedness as in effect on February 17, 2000 and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on February 17, 2000;

(2)	the indenture and the notes;

(3)	applicable law;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Madison River or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred by Madison River or such Restricted Subsidiary;

(5)	customary non-assignment provisions in contracts entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

(8)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being financed;

(9)	Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “—Liens” that limit the right of Madison River or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12)	restrictions imposed pursuant to the terms of Indebtedness of a Restricted Subsidiary of Madison River that was permitted by the indenture to be incurred; provided that such restrictions, in the written view of the Board of Directors of Madison River or an executive officer of Madison River:

(a)	are required in order to obtain such financing;

(b)	are customary for such financings or, in the absence of industry customs, reasonable in the view of the Board of Directors or such executive officer; and

(c)	will not materially impair Madison River’s ability to make interest and principal payments as required under the notes.

Merger, Consolidation, or Sale of Assets

Madison River may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Madison River is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1)	either: (a) Madison River is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Madison River) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Madison River) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Madison River under the Registration Rights Agreement, the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction no Default or Event of Default exists; and

(4)	except in the case of a merger of Madison River with or into a Wholly Owned Subsidiary of Madison River, Madison River or the Person formed by or surviving any such consolidation or merger (if other than Madison River), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, immediately after such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Consolidated Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, Madison River may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation, or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Madison River and its Restricted Subsidiaries.

Transactions with Affiliates

Madison River will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, each an Affiliate Transaction, unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to Madison River or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Madison River or such Restricted Subsidiary with an unrelated Person; and

(2)	Madison River delivers to the Trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement entered into by Madison River or any of its Restricted Subsidiaries in the ordinary course of business of Madison River or such Restricted Subsidiary;

(2)	transactions between or among Madison River and/or its Restricted Subsidiaries;

(3)	transactions with a Person that is an Affiliate of Madison River solely because Madison River owns an Equity Interest in such Person;

(4)	payment of reasonable fees to directors who are not otherwise Affiliates of Madison River or any of its Restricted Subsidiaries, and customary indemnification and insurance arrangements in favor of any director;

(5)	sales or issuances of Equity Interests (other than Disqualified Stock) to Affiliates of Madison River;

(6)	Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments”;

(7)	the issuance or sale of Equity Interests (other than Disqualified Stock) of Madison River; and

(8)	loans or advances, not to exceed $2.0 million in the aggregate at any time outstanding, to employees in the ordinary course of business.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by Madison River and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or Permitted Investments, as applicable. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

Madison River will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Madison River or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)	Madison River or such Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Debt to Consolidated Cash Flow Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”;

(2)	the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers’ Certificate delivered to the Trustee, of the property that is the subject of such sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by, and Madison River applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Asset Sales.”

Restrictions on Activities of Finance

Finance will not hold any material assets, become liable for any material obligations, other than the notes, or engage in any significant business activities; provided that Finance may be a co-obligor with respect to Indebtedness if Madison River is a primary obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Madison River or one or more of Madison River’s Restricted Subsidiaries other than Finance.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, the Issuers will furnish to the Holders of notes, within 15 days of the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Madison River were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Madison River’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Madison River were required to file such reports.

If Madison River has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Madison River and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Madison River.

Payments for Consent

Madison River will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	default in payment when due of the principal of or premium, if any, on the notes;

(3)

failure by Madison River or any of its Subsidiaries (a) to comply for 30 days after notice with the provisions described under the captions “—Certain Covenants—Restricted Payments,” “—Certain Covenants—Incurrence of

Indebtedness and Issuance of Preferred Stock” or (b) to comply with “—Certain Covenants—Merger, Consolidation or Sale of Assets,” “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales;”

(4)	failure by Madison River or any of its Restricted Subsidiaries for 45 days after notice from the Trustee or the Holders of 25% or more of the outstanding notes to comply with any of the other agreements in the indenture or the notes;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Madison River or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Madison River or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after February 17, 2000, if that default:

(a)	is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default, or a Payment Default; or

(b)	results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)	failure by Madison River or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	certain events of bankruptcy or insolvency with respect to Madison River or any of its Restricted Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Madison River, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all notes that are outstanding will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the notes then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of notes outstanding by written notice to Madison River and the Trustee, may rescind and annul such declaration and its consequences if (a) Madison River has paid or deposited with the trustee a sum sufficient to pay (1) all sums paid or advanced by the Trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (2) all overdue interest on all notes then outstanding, (3) the principal of and premium, if any, on any notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes and (4) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the non-declaration of acceleration, have been cured or waived as provided in the indenture. No such rescission shall affect any subsequent default or impair any right consequent thereon.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Madison River with the intention of avoiding payment of the premium that Madison River would have had to pay if Madison River then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to March 1, 2005, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Madison River with the intention of avoiding the prohibition on redemption of the notes prior to March 1, 2005, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Madison River or any Subsidiary, as such, shall have any liability for any obligations of Madison River under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes, which we refer to as Legal Defeasance, except for:

(1)	the rights of Holders of notes then outstanding to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

(2)	the Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the indenture, the Covenant Defeasance, and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes then outstanding on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuers has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since February 17, 2000, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Madison River or any of its Restricted Subsidiaries is a party or by which Madison River or any of its Restricted Subsidiaries is bound;

(6)	the Issuers must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(8)	the Issuers must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the Holders of the notes will require the consent of the Holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any Holder of notes, the Issuers and the Trustee may amend or supplement the indenture or the notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Madison River’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Madison River’s assets;

(4)	to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Madison River) have been delivered to the Trustee for cancellation; or

(b)	all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers are a party or by which the Issuers are bound;

(3)	Madison River has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Madison River has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Madison River must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuers, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Madison River Capital, LLC, 103 South Fifth Street, Mebane, North Carolina 27302, Attention: General Counsel. In addition, we filed the indenture as an exhibit to our Registration Statement on Form S-4 of which this prospectus is a part. See the section in this prospectus entitled “Where You Can Find More Information” for information regarding how to obtain documents from the SEC.

Book-Entry, Delivery and Form

The notes will be represented by one or more notes in registered, global form without interest coupons, or the Global Notes. Upon issuance, the Global Notes initially will be deposited with the Trustee, as custodian for DTC in New York, New York and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Depositary Procedures—Exchange of Book-Entry notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below).

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System, or Euroclear, and Clearstream Banking, formerly known as Cedel Bank, Societe´ anonyme, or Cedel), which may change from time to time.

Initially, the Trustee will act as paying agent and registrar under the indenture. The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Cedel are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Madison River takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Madison River that DTC is a limited-purpose trust company created to hold securities for its participating organizations, or the Participants, and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, or collectively, the Indirect Participants. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Madison River that, pursuant to procedures established by it,

(a)	upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes and

(b)	ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes may hold their interests therein directly through DTC, Euroclear and Cedel, if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and premium, if any, and interest on the Global Notes will be payable to DTC in its capacity as the registered Holder of the Global Notes under the indenture. Under the terms of the indenture, Madison River and the Trustee will treat the persons in whose names the notes are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of Madison River, the Trustee or any agent of Madison River has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes, or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Madison River that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Madison River. Neither Madison River nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Madison River and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Except for trades involving only Euroclear and Cedel participants, interest in the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See “—Same Day Settlement and Payment.”

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

DTC has advised Madison River that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the relevant Global Notes and only in respect of such portion of the relevant Global Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of Madison River, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form, or the Certificated Notes, if

(1)	DTC (x) notifies Madison River that it is unwilling or unable to continue as depositary for the Global Notes and Madison River thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act,

(2)	Madison River, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes, or

(3)	there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same Day Settlement and Payment

The indenture requires that payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the holder of the applicable Global Notes. With respect to Certificated Notes, Madison River will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes will be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Madison River expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. DTC has advised Madison River that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Madison River and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Change of Control” and/or the provisions described above under the caption “—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance or sale by Madison River or any of its Restricted Subsidiaries of Equity Interests in any of Madison River’s Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1)	any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

(2)	a transfer of assets between or among Madison River and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary to Madison River or to another Restricted Subsidiary;

(4)	a transaction that is either a Restricted Payment or Restricted Investment that is permitted by the covenant described above under the caption “—Restricted Payments” or a Permitted Investment;

(5)	the sale or other disposition of real or personal property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable or not required for use in connection with the business of Madison River or any Restricted Subsidiary, as the case may be;

(6)	the sale or other disposition of cash or Cash Equivalents; and

(7)	the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock (including common stock and preferred stock);

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest, other than straight debt obligations, or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than 365 days from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Corporation and in each case maturing within 365 days after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Madison River and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Issuers;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Madison River, measured by voting power rather than number of shares; for purposes of this definition a percentage ownership of the equity securities of a person shall be deemed to be beneficial ownership of a corresponding percentage of any equity securities beneficially owned by such person.

(4)	the first day on which a majority of the members of the Board of Directors of Madison River Capital are not Continuing Directors; or

(5)	Madison River or Holdings consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Madison River or Holdings, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Madison River or Holdings is converted into or exchanged for cash (other than fractional shares), securities or other property, other than any such transaction where the Voting Stock of Madison River or Holdings outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance.

“Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

“Consolidated Indebtedness” means, with respect to any Person as of any date of determination, the sum, without duplication, of (i) the total amount of Indebtedness of such Person and its Restricted Subsidiaries, plus (ii) the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries, plus (iii) the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated EBITDA” means, for any period, the consolidated net income of Madison River and its Restricted Subsidiaries for such period calculated in accordance with GAAP plus, to the extent such amount was deducted in calculating such consolidated net income:

(1)	Consolidated Interest Expense;

(2)	income taxes;

(3)	depreciation expense;

(4)	amortization expense;

(5)	all other non-cash items, extraordinary items and the cumulative effects of changes in accounting principles reducing such consolidated net income, less all non-cash items, extraordinary items and the cumulative effects of changes in accounting principles increasing such consolidated net income (other than the accrual of revenue in the ordinary course of business), all as determined on a consolidated basis for Madison River and its Restricted Subsidiaries in conformity with GAAP; and

(6)	gains and losses on Asset Sales;

provided that, Consolidated EBITDA shall not include: the net income (or net loss) of any Person that is not a Restricted Subsidiary, except (I) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to Madison River or any of its Restricted Subsidiaries by such Person during such period and (II) with respect to net losses, to the extent of the amount of investments made by Madison River or any Restricted Subsidiary in such Person during such period.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization or original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and

(3)	any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

“Consolidated Tangible Assets” means, with respect to Madison River, the total consolidated assets of Madison River and its Restricted Subsidiaries, less the total intangible assets of Madison River and its Restricted Subsidiaries, as shown on the most recent internal consolidated balance sheet of Madison River and such Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Madison River or Holdings, as applicable, who:

(1)	was a member of such Board of Directors on February 17, 2000; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or financed in whole or in part from time to time.

“Debt to Consolidated Cash Flow Ratio” means, as of any date of determination, the ratio of (a) the Consolidated Indebtedness of Madison River as of such date to (b) the Consolidated EBITDA of Madison River for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available, in each case determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by Madison River and its Subsidiaries from the beginning of such four-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of such four-quarter period. For purposes of making the computation referred to above, (i) acquisitions that have been made by Madison River or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the reference period and Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Madison River to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Madison River may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means up to $535 million in aggregate principal amount of Indebtedness of Madison River and its Restricted Subsidiaries in existence on February 17, 2000, until such amounts are repaid.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of Madison River, whose determination shall be evidenced by a resolution thereof set forth in an officers’ certificate delivered to the Trustee; provided that for purposes of clause (11) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” (x) the fair market value of any security registered under the Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the sale of Capital Stock and (y) in the event the aggregate fair market value of any other property (other than cash or Cash Equivalents) received by Madison River exceeds $10.0 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm (or, if no such investment banking firm is qualified to issue such an opinion, by a nationally recognized appraisal firm or public accounting firm) and set forth in the written opinion of such firm which shall be delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on February 17, 2000.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Holder” means a Person in whose name a note is registered.

“Holdings” means Madison River Telephone Company, a limited liability corporation organized under the laws of Delaware.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1)	borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Madison River or any Restricted Subsidiary of Madison River sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Madison River such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Madison River, Madison River shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Restricted Payments.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Net Proceeds” means the aggregate cash proceeds received by Madison River or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, (i) legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (ii) taxes paid or reasonably estimated to be payable as a result thereof, (including, for so long as Madison River is treated as a partnership or an entity disregarded as separate from its owner for federal, state and local income tax purposes, taxes reasonably estimated to be payable by, or with respect to the net income of, the members of Madison River with respect to such members’ allocable shares of net income arising from such Asset Sale); (iii) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale; (iv) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale; and (v) the deduction of appropriate amounts provided by the seller as a reserve in accordance with GAAP against any liabilities associated with the assets disposed of in such Asset Sale and retained by Madison River or any Restricted Subsidiary after such Asset Sale and, without duplication, any reserves that Madison River’s Board of Directors determines in good faith should be made in respect of the sale price of such asset or assets for post closing adjustments; provided that in the case of any reversal of any reserve referred to above, the amount so reserved shall be deemed to be Net Proceeds from an Asset Sale as of the date of such reversal.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither Madison River nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Madison River or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Madison River or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Investments” means:

(1)	any Investment in Madison River or in a Restricted Subsidiary of Madison River;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Madison River or any Restricted Subsidiary of Madison River in a Person, if as a result of or concurrently with such Investment:

(a)	such Person becomes a Restricted Subsidiary of Madison River; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Madison River or a Restricted Subsidiary of Madison River;

(4)	any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Madison River;

(6)	loans or advances to employees made in the ordinary course of business not to exceed $2.0 million at any one time outstanding;

(7)	securities and other assets received in settlement of trade debts or other claims arising in the ordinary course of business;

(8)	Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits;

(9)	other Investments in Telecommunications Businesses; provided, that the aggregate amount of such Investments does not exceed at any time the sum of:

(a)	$25.0 million; plus

(b)	the amount of Net Proceeds received by Madison River after February 17, 2000 as a capital contribution or from the sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of Madison River, except to the extent such Net Proceeds are used to make Restricted Payments permitted pursuant to clause (2) of the second paragraph of the “Restricted Payments” covenant or Investments permitted pursuant to this clause (9); plus

(c)	the net reduction in Investments made pursuant to this clause (9) resulting from distributions on or repayments of such Investments or from the Net Proceeds from the sale of any such Investment (except in each case to the extent any such payment or proceeds are included in the calculation of Consolidated EBITDA) or from such Person becoming a Restricted Subsidiary; provided, that the net reduction in any such Investment shall not exceed the amount of such Investment.

(10)	any Investment existing as of February 17, 2000, and any amendment, modification, extension or renewal thereof to the extent such amendment, modification, extension or renewal does not require Madison River or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith; and

(11)	Hedging Obligations entered into in the ordinary course of business and not for speculative purposes.

“Permitted Liens” means:

(1)	Liens securing Indebtedness under Credit Facilities that were permitted by the terms of the indenture to be incurred;

(2)	Liens in favor of Madison River;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Madison River or any Subsidiary of Madison River; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Madison River or the Subsidiary;

(4)	Liens on property existing at the time of acquisition thereof by Madison River or any Restricted Subsidiary of Madison River, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business (including without limitation, landlord Liens on leased properties);

(6)	Liens existing on February 17, 2000;

(7)	Liens securing the notes and the indenture;

(8)	Liens granted in favor of the Holders of the notes;

(9)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor.

(10)	Liens incurred in the ordinary course of business of Madison River or any Restricted Subsidiary of Madison River with respect to obligations that do not exceed $10.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by Madison River or such Restricted Subsidiary.

(11)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which an appropriate reserve or provision shall have been made in accordance with GAAP;

(12)	Easements, rights of way, and other restrictions on use of property or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the property subject thereto or interfere with the ordinary conduct of the business of Madison River or its Subsidiaries;

(13)	Liens related to Capital Lease Obligations, mortgage financings or purchase money obligations (including refinancings thereof), in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Madison River or any Restricted Subsidiary or a Telecommunications Business, provided that any such Lien encumbers only the asset or assets so financed, purchased, constructed or improved;

(14)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(15)	leases or subleases granted to third Persons not interfering with the ordinary course of business of Madison River;

(16)	Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(17)	Liens on the assets of Madison River to secure Hedging Obligations with respect to Indebtedness permitted by the Indenture to be incurred;

(18)	attachment or judgment Liens not giving rise to a Default or an Event of Default; and

(19)	any interest or title of a lessor under any capital lease or operating lease.

“Permitted Refinancing Indebtedness” means any Indebtedness of Madison River or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, finance, renew, replace, defease or refund other Indebtedness of Madison River or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, financed, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, financed, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, financed, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, financed, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by Madison River or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, financed, renewed, replaced, defeased or refunded.

“Permitted Telecommunications Financing” means the incurrence of any Indebtedness or the issuance of any preferred stock (including Indebtedness under any Credit Facility entered into with any vendor or supplier or any financial institution); provided that such Indebtedness is incurred or such preferred stock is issued solely for the purpose of financing the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of acquiring, constructing, expanding, developing or improving equipment, inventory, licenses or network assets (including acquisitions by way of acquisitions of real property rights, leasehold improvements, Capitalized Leases and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary of Madison River to the extent of the fair market value of the equipment, inventory, licenses or network assets so acquired) after February 17, 2000.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

“Principals” means Goldman, Sachs & Co., Madison Dearborn Partners and Providence Equity Partners.

“Public Equity Offering” means any underwritten public offering of common stock of Madison River or Holdings in which the net cash proceeds to Madison River are at least $25.0 million.

A “Public Market” shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) 25% or more of the total issued and outstanding Common Stock of Madison River immediately following the consummation of such Public Equity Offering has been distributed by means of an effective registration statement under the Securities Act.

“Related Party” with respect to any Principal means:

(1)	any controlling stockholder, 50% or more owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal; or

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Strategic Equity Investment” means an investment in Madison River or Holdings by a company which is primarily engaged in the telecommunications industry and which has a market capitalization (if a public company) on the date of such investment in Madison River or Holdings of more than $1.0 billion or, if not a public company, had total revenues of more than $1.0 billion during its previous fiscal year.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Tax Amount” means for any taxable period an amount equal to the product of (1) the Taxable Income of Madison River as determined by the Tax Amount CPA and (2) the Tax Percentage; provided, however, that in determining the Tax Amount, the effect thereon of any net operating loss carryforwards that would have arisen if Madison River were a separate entity shall be taken into account.

“Taxable Income” means, with respect to Madison River for any period, the hypothetical taxable income or loss of Madison River for such period for federal income tax purposes computed on the hypothetical assumption that Madison River is a separate entity as reasonably determined by the Tax Amount CPA.

“Tax Amount CPA” means a nationally recognized certified public accounting firm selected by Madison River.

“Tax Percentage” means, for a particular taxable year, the highest effective marginal combined rate of federal, state and local income tax, imposed on an individual or corporate taxpayer, whichever rate is higher, as certified by the Tax Amount CPA in a certificate filed with the Trustee. The rate of “state income tax” to be taken into account for purposes of determining the Tax Percentage for a particular taxable year shall be deemed to be the highest New York State income tax rate imposed on individuals or corporations for such year, whichever rate is higher. The rate of “local income tax” to be taken into account for purposes of determining the Tax Percentage for a particular taxable year shall be deemed to be the highest New York City income tax rate imposed on individuals or corporations for such year, whichever rate is higher.

“Telecommunications Business” means the development, ownership or operation of one or more telephone, telecommunications or information systems or the provision of telephony, telecommunications or information services (including, without limitation, any voice, video transmission, data or Internet services) and any related, ancillary or complementary business; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of Madison River.

“Unrestricted Subsidiary” means any Subsidiary of Madison River that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with Madison River or any Restricted Subsidiary of Madison River unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Madison River or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Madison River;

(3)	is a Person with respect to which neither Madison River nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Madison River or any of its Restricted Subsidiaries; and

(5)	has at least one director on its board of directors that is not a director or executive officer of Madison River or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Madison River or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Madison River as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Madison River as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock,” Madison River shall be in default of such covenant. The Board of Directors of Madison River may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Madison River of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman Sachs or Spear, Leeds & Kellogg, L.P., or Spear Leeds, and other broker-dealer affiliates of Goldman Sachs or Spear Leeds in connection with offers and sales of the notes in market-making transactions effected from time to time. Goldman Sachs may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

Certain affiliates of Goldman Sachs purchased redeemable Class A Units of our sole parent, Madison River Telephone Company, which in the aggregate constitute 30.8% of the equity ownership of Madison River Telephone at June 30, 2005. Goldman Sachs has informed Madison River that it does not intend to confirm sales of the notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

We have been advised by Goldman Sachs that, subject to applicable laws and regulations, Goldman Sachs currently intends to continue to make a market in the notes. However, Goldman Sachs is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will be sustained. See “Risk Factors—Risk Factors Related to the Notes—You may find it difficult to sell your notes.”

Goldman Sachs and their respective affiliates may in the future engage in commercial and/or investment banking transactions with Madison River and its affiliates. Goldman Sachs acted as an initial purchaser in connection with the initial sale of the notes and received a customary initial purchaser discount in connection with that transaction. On July 29, 2005, we entered into a $550.0 million credit facility consisting of a $475.0 million, seven-year term loan provided by a syndicate of banks and a $75.0 million, seven-year revolving credit facility provided by the Rural Telephone Finance Cooperative. Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs for whom this prospectus was prepared, served as one of the lead arrangers, co-syndication agents and joint bookrunners for the new credit facility.

Goldman Sachs and Madison River have entered into a registration rights agreement with respect to the use by Goldman Sachs of this prospectus. Pursuant to such agreement, we agreed to bear all registration expenses incurred under such agreement and to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes offered hereby has been passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, have audited the consolidated financial statements and schedules of Madison River Capital, LLC at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included these financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

M adison River Capital, LLC

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Members

Madison River Capital, LLC

We have audited the accompanying consolidated balance sheets of Madison River Capital, LLC as of December 31, 2005 and 2004, and the related consolidated statements of operations, member’s capital and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madison River Capital, LLC at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Raleigh, North Carolina

February 24, 2006

Madison River Capital, LLC

Consolidated Balance Sheets

(in thousands)

	December 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$20,100	$34,486
Accounts receivable, less allowance for uncollectible accounts of $900 and $1,416 in 2005 and 2004, respectively	10,553	9,855
Receivables, primarily from interexchange carriers, less allowance for uncollectible accounts of $1,048 and $1,310 in 2005 and 2004, respectively	6,813	5,862
Inventories	618	644
Rural Telephone Finance Cooperative stock to be redeemed	—	469
Rural Telephone Finance Cooperative patronage capital receivable	2,813	2,910
Rural Telephone Bank stock, at cost	10,079	10,079
Deferred income taxes	4,707	1,734
Other current assets	2,887	2,076

Total current assets	58,570	68,115

Telephone plant and equipment:
Land, buildings and general equipment	80,253	80,216
Central office equipment	252,509	242,741
Poles, wires, cables and conduit	334,989	319,299
Leasehold improvements	3,955	3,415
Software	18,213	18,522
Construction-in-progress	9,454	5,807

	699,373	670,000
Accumulated depreciation and amortization	(424,129)	(377,107)

Telephone plant and equipment, net	275,244	292,893

Other assets:
Rural Telephone Finance Cooperative stock, at cost	—	42,190
Goodwill	366,332	366,332
Other assets	14,423	11,474

Total other assets	380,755	419,996

Total assets	$714,569	$781,004

See accompanying notes.

Madison River Capital, LLC

Consolidated Balance Sheets

(in thousands)

	December 31
	2005	2004
Liabilities and member’s capital
Current liabilities:
Accounts payable	$1,288	$1,753
Accrued expenses	28,805	32,264
Advance billings and customer deposits	6,162	5,306
Other current liabilities	1,000	1,000
Current portion of long-term debt	7,000	9,385

Total current liabilities	44,255	49,708

Noncurrent liabilities:
Long-term debt	551,338	608,691
Deferred income taxes	43,193	46,032
Other liabilities	16,988	15,813

Total noncurrent liabilities	611,519	670,536

Total liabilities	655,774	720,244

Member’s capital:
Member’s interest	251,837	251,684
Accumulated deficit	(189,960)	(188,324)
Accumulated other comprehensive loss	(3,082)	(2,600)

Total member’s capital	58,795	60,760

Total liabilities and member’s capital	$714,569	$781,004

See accompanying notes.

Madison River Capital, LLC

Consolidated Statements of Operations

(in thousands)

	December 31
	2005	2004	2003
Operating revenues:
Local services	$127,240	$130,487	$126,975
Long distance services	15,730	15,042	15,754
Internet and enhanced data services	24,054	20,705	16,252
Edge-out services	10,356	11,912	13,947
Miscellaneous telecommunications services and equipment	15,805	16,012	13,532

Total operating revenues	193,185	194,158	186,460

Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	56,357	56,535	49,414
Depreciation and amortization	40,705	45,003	52,054
Selling, general and administrative expenses	37,428	36,969	36,494
Impairment charge on long-lived assets	647	—	—
Restructuring benefit	(247)	—	(718)

Total operating expenses	134,890	138,507	137,244

Net operating income	58,295	55,651	49,216
Interest expense	(53,351)	(59,278)	(62,649)
Loss on extinguishment of long-term debt	(11,128)	(212)	—
Other income (expense):
Net realized losses on disposal of marketable equity securities	—	—	(343)
Other income, net	5,041	4,193	3,969

(Loss) income before income taxes	(1,143)	354	(9,807)
Income tax (expense) benefit	(493)	(753)	4,940

Net loss	$(1,636)	$(399)	$(4,867)

See accompanying notes.

Madison River Capital, LLC

Consolidated Statements of Member’s Capital

(in thousands)

	Member’s Interest	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2002	$251,284	$(183,058)	$(155)	$68,071
Net loss	—	(4,867)	—	(4,867)
Other comprehensive loss, net of taxes of $1,325:
Minimum pension liability adjustment	—	—	(2,163)	(2,163)
Unrealized losses on marketable equity securities:
Unrealized holding losses arising during the year	—	—	(188)	(188)
Reclassification adjustment for realized losses included in net loss	—	—	343	343

Comprehensive loss, net of taxes	—	—	—	(6,875)

Balance at December 31, 2003	251,284	(187,925)	(2,163)	61,196
Repayment of officer note	7	—	—	7
Transfer of convertible note to MRTC	393	—	—	393
Net loss	—	(399)	—	(399)
Other comprehensive loss, net of taxes of $268:
Minimum pension liability adjustment	—	—	(437)	(437)

Comprehensive loss, net of taxes	—	—	—	(836)

Balance at December 31, 2004	251,684	(188,324)	(2,600)	60,760
Repayment of officer note	153	—	—	153
Net loss	—	(1,636)	—	(1,636)
Other comprehensive loss, net of taxes of $296:
Minimum pension liability adjustment	—	—	(737)	(737)
Interest rate swap	—	—	255	255

Comprehensive loss, net of taxes	—	—	—	(2,118)

Balance at December 31, 2005	$251,837	$(189,960)	$(3,082)	$58,795

See accompanying notes.

Madison River Capital, LLC

Consolidated Statements of Cash Flows

(in thousands)

	December 31
	2005	2004	2003
Operating activities
Net loss	$(1,636)	$(399)	$(4,867)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	39,341	43,444	50,391
Amortization	1,364	1,559	1,663
Impairment charge on long-lived assets	647	—	—
Deferred income taxes	(5,516)	903	(7,211)
Equity losses in investments carried on equity method	71	156	193
Loss on extinguishment of long-term debt	11,128	212	—
Realized losses on marketable equity securities	—	—	343
Amortization of debt discount	214	233	206
Rural Telephone Finance Cooperative patronage capital	(844)	(878)	(899)
Changes in operating assets and liabilities:
Accounts receivable less allowance for uncollectible accounts	(800)	1,484	2,174
Receivables, primarily from interexchange carriers less allowance for uncollectible accounts	(1,126)	(672)	2,064
Income tax recoverable	(487)	—	405
Inventories	26	683	(289)
Other current assets	(33)	(58)	(438)
Accounts payable	(465)	833	(631)
Accrued expenses	(3,481)	(6,724)	3,168
Advance billings and customer deposits	856	151	(194)
Other liabilities	988	(1,995)	(2,309)

Net cash provided by operating activities	40,247	38,932	43,769

Investing activities
Purchases of telephone plant and equipment	(16,371)	(14,643)	(12,223)
Acquisition of rural local telephone exchanges	(6,322)	—	—
Redemption of Rural Telephone Finance Cooperative stock, net	42,659	1,354	2,039
(Increase) decrease in other assets	(378)	829	165

Net cash provided by (used in) investing activities	19,588	(12,460)	(10,019)

Financing activities
Note payment from member	153	7	—
Redemption of minority interest	(1,000)	(1,000)	(1,000)
Net proceeds from issuance of long-term debt	470,835	—	10,000
Repayment of long-term debt	(544,209)	(19,136)	(34,561)

Net cash used in financing activities	(74,221)	(20,129)	(25,561)

Net (decrease) increase in cash and cash equivalents	(14,386)	6,343	8,189
Cash and cash equivalents at beginning of year	34,486	28,143	19,954

Cash and cash equivalents at end of year	$20,100	$34,486	$28,143

Supplemental disclosures of cash flow information:
Cash paid for interest	$52,093	$59,034	$60,667

Cash paid for income taxes	$7,348	$984	$1,544

Supplemental disclosure of a non-cash transaction:
Transfer of convertible note to Parent	$—	$393	$—

Transfer of accounts receivable from current to non-current	$(102)	$—	$—

Transfer of NECA receivable from current to non-current	$(175)	$—	$—

.

Madison River Capital, LLC

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Description of Business

Madison River Capital, LLC (“MRCL” or the “Company”), a wholly-owned subsidiary of Madison River Telephone Company LLC (“MRTC”), was organized on August 26, 1999 as a limited liability company under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member’s liability is limited to the Company’s assets provided that the member returns to the Company any distributions received as the result of an accounting or similar error.

The Company offers a variety of telecommunications services to business and residential customers in the Southeast and Midwest regions of the United States including local and long distance voice services, Internet access services, high-speed data and fiber transport. The Company was founded for the primary purpose of the acquisition, integration and operation of rural local exchange telephone companies, or RLECs. Since January 1998, the Company has acquired four RLECs located in North Carolina, Illinois, Alabama and Georgia. These RLECs served approximately 225,887 voice access and broadband connections as of December 31, 2005.

The Company’s RLECs manage and operate edge-out competitive local exchange carrier, or CLEC, businesses in markets in North Carolina, Illinois and Louisiana, and provide fiber transport services to other businesses, primarily in the Southeast. These operations are referred to as Edge-Out Services, or EOS. The EOS markets were developed in close proximity, or edged-out, from the RLEC operations by utilizing a broad range of experienced and efficient resources provided by the RLECs. During the fourth quarter of 2005, the Company adopted a plan to discontinue operations in the New Orleans, Louisiana market. It is the Company’s intent to have this completed by the third quarter of 2006. At December 31, 2005, the EOS operations served approximately 12,578 voice access and high-speed data connections.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries as follows:

•	Madison River Finance Corp (“MRF”), a wholly-owned subsidiary

•	Gallatin River Holdings, LLC and its subsidiary (“GRH”), a wholly-owned subsidiary

•	Madison River Communications, LLC and its subsidiary (“MRC”), a wholly-owned subsidiary

•	Madison River Holdings Corp. (“MRH”), a wholly-owned subsidiary

•	Madison River LTD Funding Corp. (“MRLTDF”), a wholly-owned subsidiary

•	Mebtel, Inc. (“Mebtel”), a wholly-owned subsidiary

•	Gulf Coast Services, Inc. and its subsidiaries (“GCSI”), a wholly-owned subsidiary

•	Coastal Communications, Inc. and its subsidiaries (“CCI”), a majority-owned subsidiary

•	Madison River Management, LLC (“MRM”), a wholly-owned subsidiary

•	Madison River Long Distance Solutions, Inc. (“MRLDS”), a wholly-owned subsidiary

•	Mebtel Long Distance Solutions, Inc. (“MLDS”), a wholly-owned subsidiary

All material intercompany balances and transactions have been eliminated in the consolidated financial statements.

Reclassifications

In certain instances, amounts previously reported in the 2004 and 2003 consolidated financial statements have been reclassified to conform with presentation in the 2005 consolidated financial statements. Such reclassifications had no effect on net loss or member’s capital as presented for prior periods.

Madison River Capital, LLC

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory Assets and Liabilities

The Company’s RLECs are regulated entities and, therefore, are subject to the provisions of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (“SFAS 71”). Accordingly, the Company records certain assets and liabilities that result from the economic effects of rate regulation, which would not be recorded under generally accepted accounting principles for nonregulated entities. These assets and liabilities relate primarily to the regulatory impact of the rate-making process on accounts receivable, accounts payable and fixed assets.

Telephone plant and equipment used in the RLEC operations has been depreciated using the straight-line method over lives approved by regulators. Such depreciable lives have generally exceeded the depreciable lives used by nonregulated entities. In addition, certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years. The Company’s operations that are not subject to regulation by state and federal regulators are not accounted for under the guidelines of SFAS 71.

In the fourth quarter of 2005, the Company made approximately $3.7 million in capital expenditures at its Alabama RLEC to add more high-capacity fiber optic transport lines using a network architecture that enhances the survivability of its network by making it more resistant to outages from storms or other network disruptions and to repair damages to its network sustained as a result of Hurricane Katrina in August 2005. The Company received authorization from the Alabama Public Service Commission (the “APSC”) to fully depreciate these capital expenditures in the quarter they were placed in service, and, in accordance with SFAS 71, the Company fully depreciated these assets in the fourth quarter of 2005.

In the fourth quarter of 2004, the Company made approximately $2.6 million in capital expenditures at its Alabama RLEC to replace transmission and distribution facilities that were damaged and destroyed when Hurricane Ivan made landfall at Gulf Shores, Alabama in September 2004. The Company received authorization from the APSC to fully depreciate these capital expenditures in the quarter they were placed in service, and, in accordance with SFAS 71, the Company fully depreciated these assets in the fourth quarter of 2004.

Statement of Financial Accounting Standards No. 101, Regulated Enterprises Accounting for the Discontinuance of Application of FASB Statement No. 71 (“SFAS 101”), specifies the accounting required when an enterprise ceases to meet the criteria for application of SFAS 71. SFAS 101 requires the elimination of the effects of any actions of regulators that have been recognized as assets and liabilities in accordance with SFAS 71 but would not have been recognized as assets and liabilities by enterprises in general, along with an adjustment of certain accumulated depreciation accounts to reflect the difference between recorded depreciation and the amount of depreciation that would have been recorded had the Company’s RLEC operations not been subject to rate regulation.

The ongoing applicability of SFAS 71 to the Company’s regulated RLEC operations is being monitored due to the changing regulatory, competitive and legislative environments, and while it is possible that changes in these areas or in the demand for regulated services or products could result in the Company’s RLEC operations no longer being subject to SFAS 71 in the future, the Company believes this possibility is remote. If the regulated RLEC operations of the Company no longer qualify for the application of SFAS 71, the net adjustments required by SFAS 101 could result in a material, noncash charge against operations.

Cash Equivalents

Cash equivalents are highly liquid investments with a maturity of three months or less at the date of purchase.

Inventories

Inventories consist mainly of copper and fiber cable, poles and material and equipment used in the maintenance and installation of voice and Internet access services and are stated at the lower of cost (average cost) or market.

Madison River Capital, LLC

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Allowance for Uncollectible Accounts

The Company’s principal financial instruments subject to potential concentration of credit risk are accounts receivable, which are unsecured. The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to it, such as a bankruptcy filing or substantial down-grading of credit scores, the Company records a specific allowance against amounts due from the customer to reduce the net recognized receivable to the amount reasonably believed to be collectible. For other customer receivables, the Company reserves a percentage of the remaining outstanding accounts receivable as a general allowance based on a review of specific customer balances, the Company’s trends and experience with prior receivables, the current economic environment and the length of time the receivables have been outstanding or are past due. As circumstances change, the Company reviews the adequacy of the allowance and the assumptions used in calculating the allowance.

Interest Rate Swap Agreements

The Company maintains a risk management policy with an objective to minimize the variability of cash flows from making interest payments on its senior secured credit facility. The Company’s existing long-term debt obligations have variable and fixed interest rates. The Company’s senior secured credit facility is a variable-rate debt obligation that exposes the Company to variability in interest payments due to changes in interest rates. To manage a portion of the fluctuation in cash flows resulting from interest rate risk and to conform to the respective loan agreements, the Company entered into interest rate swap agreements. These swaps change the variable-rate cash flow exposure on a portion of the senior secured credit facility to a fixed-rate cash flow. As of December 31, 2005, the Company had three interest rate swap agreements with a combined notional amount of $350.0 million that expire on October 6, 2009. The interest rate swap agreements qualified as accounting hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (“SFAS 133”).

SFAS 133 requires all derivative instruments be recorded on the balance sheet at their respective fair values. At December 31, 2005, the Company had recorded $0.3 million in other comprehensive income (loss), net of taxes to recognize the fair value of its interest rate swap agreements.

Telephone Plant and Equipment

Telephone plant and equipment is stated at cost, which for certain assets may include labor and direct costs associated with the installation of those assets.

Maintenance, repairs and minor renewals are expensed as incurred. The cost of additions, replacements and major improvements are capitalized to telephone plant and equipment accounts. For the regulated RLEC operations, except for certain assets defined by the Federal Communications Commission, including artwork, land, and switching equipment sold with traffic which are accounted for with corresponding gain or loss, the original cost of depreciable property retired, net of salvage value, is removed from telephone plant and equipment accounts and charged against accumulated depreciation. Under this method, no gain or loss is recognized on ordinary retirements of depreciable property. For retirements of telephone plant and equipment in the Company’s unregulated operations, the original cost and accumulated depreciation are removed from the accounts and the corresponding gain or loss is included in the results of operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. The regulated RLEC operations use straight-line rates approved by regulators. The composite annualized rate of depreciation for telephone plant and equipment in the regulated operations approximated 6.00%, 6.74% and 7.93% for 2005, 2004 and 2003, respectively. In the unregulated operations, telephone plant and equipment is depreciated over lives, determined according to the class of the asset, ranging from three years to 33 years.

Madison River Capital, LLC

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Local service - Local service revenues include revenues from end user customers, interexchange carriers, universal service funding and revenue and cost sharing arrangements. Local service revenues from charges to end user customers for basic local telephone services, including local services provided as part of flat-rate service plans, and custom calling features generally are billed one month in advance with recognition of revenue from these services deferred until the services have been provided.

Local service revenues also include charges to wireless and interexchange carriers that access the Company’s network to connect their services to end users in the Company’s service area. A portion of the network access revenues are switched access revenues that are earned from the origination and termination of long distance calls over the Company’s network facilities. A portion of local service revenue is reciprocal compensation revenues that are earned from the termination of wireless calls over the Company’s network facilities. These switched access and reciprocal compensation revenues are generally billed in arrears based on minutes of use and are accrued and recognized when earned. Network access revenues also include special access revenues earned by providing facilities to interexchange carriers to connect high speed data services to customers in our service area. Special access revenues are billed in advance and deferred until the services have been provided. Payments from universal service funding sources are received at the end of each month and are recognized as revenues in the month earned.

The Company also recognizes revenues from participation in interstate revenue and cost sharing arrangements, referred to as pools, with other telephone companies. These pools are managed by the National Exchange Carrier Association (“NECA”) which also provides administrative functions, such as the filing of the interstate access tariffs in which the Company participates. The NECA pools are funded by charges made by participating companies to their respective customers. Revenues from participation in NECA pools are based on the Company’s actual costs of providing the interstate services which are not known until after year-end when special jurisdictional cost studies are completed. Accordingly, revenues from NECA pools are recognized monthly using detailed estimates of costs and such cost estimates are updated from time to time during the year based on actual results. Final cost studies are generally completed during the second quarter of the following year at which time the Company’s revenues from the NECA pools are adjusted to reflect the actual results.

Long distance service - Long distance service revenues from toll services, typically billed in arrears, are recognized in the period when earned. Provision of long distance services under flat-rate plans are billed one month in advance with revenue recognition deferred until the services have been provided.

Internet and enhanced data service - Internet and enhanced data services consist primarily of revenues from broadband and dial-up Internet access. Charges for these services are generally billed one month in advance and revenue recognition is deferred until the services have been provided.

Edge-out services - Revenues from the Company’s edge-out customers that are billed in advance of the provision of the services are deferred until earned. Services billed in arrears are accrued and recognized in the period that the services are provided.

Miscellaneous telecommunications service and equipment - Miscellaneous telecommunications service and equipment revenues include revenues from billing and collection services provided to interexchange carriers, advertising sold in telephone directories and the sale and maintenance of customer premise equipment which are recognized when the service has been provided or over the life of the contract, as appropriate. Also included in miscellaneous telecommunications services are revenues from advertising sold in telephone directories which are recognized on a straight-line basis over the twelve month period in which the corresponding directory is distributed. Publication revenue associated with directories is booked net of the associated cost. These revenues are recognized when the service has been provided or over the life of the contract, as appropriate.

Revenues billed in advance that will be recognized in a subsequent period are recorded as a liability in “Advance billings and customer deposits” while revenues that are earned but unbilled are recorded as an asset in “Accounts receivable” or “Receivables, primarily from interexchange carriers” in the Consolidated Balance Sheets.

Madison River Capital, LLC

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Income Taxes

Effective January 1, 2005, the Company elected to convert from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation. With this conversion, the Company’s consolidated federal income tax return includes the results of the Company and its subsidiaries. Prior to this conversion, the Company’s consolidated federal income tax return included the results of MRH and the Company’s other taxable C corporations that included, MRLTDF, Mebtel, GCSI, CCI, MLDS, and MRLDS. The Company’s other wholly-owned subsidiaries, MRC, GRH and MRM, are limited liability corporations and as of December 31, 2005 are treated as partnerships for state income tax purposes. Accordingly, income, losses and credits are passed through directly to the members of these partnerships. In November 2003, MRM converted from being a C corporation to a limited liability corporation for income tax purposes.

Income taxes for the C corporations are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that it is unlikely that the asset will be realized.

Allocation of Distributions

Distributions to its member, if any, are allocated in accordance with the terms outlined in the Company’s Operating Agreement and are subject to limitations in its senior note indenture and its senior secured credit facility.

Goodwill

The Company’s goodwill, which is solely in the RLEC, represents the excess of the purchase price paid for its acquisitions in excess of the fair value of the net assets acquired. The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 does not permit goodwill and intangible assets deemed to have indefinite lives to be amortized. Instead these assets are subject to annual, or if certain conditions exist, more frequent, impairment tests in accordance with SFAS 142. Impairment occurs when the fair value of the asset is less than its carrying value. Other intangible assets continue to be amortized over their useful lives.

In performing its review of goodwill under the terms of SFAS 142, the Company makes certain estimates regarding the implied fair value of its individual operating companies where goodwill is recorded. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which the Company estimates using undiscounted cash flows and comparative market multiples. If the Company’s initial impairment analysis indicates potential goodwill impairment, management will perform a more detailed fair value analysis of each identified tangible and intangible asset.

The Company performed its annual goodwill impairment testing during the fourth quarter of 2005, 2004, and 2003 with no determination of impairment. If an impairment of the carrying value of goodwill is indicated by future tests, goodwill will be written down to its deemed fair market value and a corresponding charge will be recorded as part of operating expenses in the Consolidated Statements of Operations.

Madison River Capital, LLC

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and a corresponding charge will be recorded as part of operating expenses in the Consolidated Statements of Operations.

During the fourth quarter of 2005, the Company adopted a plan to dispose of some of its assets in 2006 relating to the EOS operations in New Orleans, Louisiana. This disposal plan was an indicator of a potential impairment under SFAS 144, and resulted in a loss of $0.6 million being recognized for certain assets identified as being impaired. This impairment loss is included in operating expenses in the Consolidated Statements of Operations and represents the excess of the aggregate carrying amount of the identified assets over their aggregate fair value. All of the impaired assets are part of the EOS segment.

Asset Retirement Obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs by requiring that companies recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize the expected retirement costs as part of the book value of the long-lived asset.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations- an Interpretation of FASB Statement No. 143 (“FIN 47”), which further clarified a conditional asset retirement obligation as a legal obligation to perform an asset retirement activity in which the timing and methodology of settlement are contingent on a future event. FIN 47 addressed that when an existing law, regulation or contract requires an entity to perform an asset retirement activity, even if the retirement can be deferred indefinitely, a requirement to perform the retirement activity exists. The Company reviewed its contractual obligations and determined that a legal obligation exists to remove assets and perform other remediation work at collocation facilities upon termination of its collocation agreements. Therefore, the Company has accrued a liability of approximately $0.5 million for these anticipated costs.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that total comprehensive income (loss) be disclosed with equal prominence as the Company’s net income (loss). Comprehensive income (loss) is defined as changes in member’s capital exclusive of transactions with owners such as capital contributions and distributions. In 2005, the Company had comprehensive income, net of income taxes of $0.3 million for unrealized gains on interest rate swaps accounted for under hedge accounting. In addition, in 2005, 2004 and 2003, the Company recognized a comprehensive loss for an adjustment to its minimum pension liability of $0.7 million, $0.4 million and $2.2 million, respectively. For 2003, the Company had comprehensive income, net of income taxes, of $0.2 million from transactions of marketable equity securities available for sale.

Madison River Capital, LLC

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Variable Interest Entities

In January 2003, the FASB issued FIN 46 with the primary objective to provide guidance on the identification of entities for which control is achieved through means other than voting rights referred to as variable interest entities, or VIEs, and to determine when and which business enterprise should consolidate a VIE as the “primary beneficiary”. This new consolidation model applies when either (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional financial support. Other than an immaterial investment in an unconsolidated company accounted for under the equity method, for which the Company has determined that it is not the primary beneficiary, the Company has no other investments that are VIEs.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. (“SFAS 123R”). This new standard requires companies to adopt the fair value methodology of valuing stock-based compensation and recognizing that valuation in the financial statements from the date of grant. The Company currently uses the minimum value method to account for its share-based payments under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) (see Note 11). Accordingly, the Company is required to adopt the prospective transition method effective January 1, 2006, with no restatement of any prior periods. Under the prospective transition method, equity awards previously accounted for as variable awards under APB 25 will continue to be accounted for as variable awards unless those awards are substantively modified after the adoption of SFAS 123R.

2. Receivables

The following is a summary of activity for the allowance for uncollectible accounts related to accounts receivable, which consist primarily of receivables from customers using the Company’s services such as local and long distance voice, broadband and other high speed data services:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
	(in thousands)
Year ended December 31, 2005	$1,416	$2,599	$(3,115)	$900
Year ended December 31, 2004	1,181	3,067	(2,832)	1,416
Year ended December 31, 2003	2,792	617	(2,228)	1,181

The following is a summary of activity for the allowance for uncollectible accounts related to receivables, primarily from interexchange carriers, which consist primarily of receivables from other telecommunications companies for switched and special access services:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
	(in thousands)
Year ended December 31, 2005	$1,310	$557	$(819)	$1,048
Year ended December 31, 2004	2,617	720	(2,027)	1,310
Year ended December 31, 2003	1,693	1,280	(356)	2,617

3. Rural Telephone Bank Stock

The Company’s investment in Rural Telephone Bank (“RTB”) stock is carried at cost and consists of 26,478 shares of $1,000 par value Class C stock at December 31, 2005 and 2004. For 2005, 2004 and 2003, the Company received cash dividends from the RTB of $1.5 million, $1.6 million and $1.1 million, respectively which are included in other income in the Consolidated Statements of Operations.

Madison River Capital, LLC

Notes to Financial Statements (continued)

3. Rural Telephone Bank Stock (continued)

At its August 4, 2005 meeting, the Board of Directors of the RTB voted to dissolve the RTB pending passage of federal legislation designed to provide for the liquidation of the RTB. The legislation was signed into law as part of the fiscal year 2006 Department of Agriculture appropriations bill in November 2005. On January 31, 2006, the Company submitted its stock redemption agreements to redeem its 26,478 shares of Class C stock in the RTB. Per the terms of the stock redemption agreements, the Company should receive the proceeds of the redemption of approximately $26.5 million no later than May 2006. The Company expects to recognize a pre-tax gain of approximately $16.4 million as a result of the redemption in March 2006.

4. Rural Telephone Finance Cooperative Equity

At December 31, 2004, the Company had an investment in the Rural Telephone Finance Cooperative (“RTFC”) stock that was carried at cost and consisted of subordinated capital certificates (“SCCs”) acquired as a condition of obtaining long-term financing from the RTFC. In July 2005, the RTFC redeemed the Company’s remaining $42.2 million in SCCs and applied the proceeds to reduce the Company’s long-term debt obligations to the RTFC as part of the retirement of all RTFC long-term debt. See further discussion in Note 7.

Prior to the redemption in July 2005, the SCCs were systematically redeemed for cash at their par value by the RTFC in proportion to the amount of principal repaid on the long-term borrowings from the RTFC. In 2005 and 2004, the Company received $0.5 million and $1.4 million, respectively, from the redemption of SCCs.

In addition, as a cooperative, the RTFC allocates its net margins earned during its fiscal year to borrowers on a pro rata basis based on each borrower’s patronage in the RTFC. The Company recorded its annual patronage capital allocation from the RTFC at cost. As determined by the RTFC’s board of directors, a percentage of the patronage capital allocations are retired with cash in the following year with the remainder being distributed in the form of patronage capital certificates. The patronage capital certificates will be retired for cash on a scheduled 15-year cycle or as determined by the RTFC’s board of directors. For 2005, the Company’s allocation of patronage capital was $2.8 million of which $2.0 million was retired with cash and $0.8 million was received in patronage capital certificates in January 2006. At December 31, 2005 and 2004, the Company had $6.2 million and $5.4 million, respectively, in other assets for the patronage capital certificates related to these allocations. For 2004, the Company’s allocation of patronage capital from the RTFC was $2.9 million of which $2.0 million was retired with cash and $0.9 million was received in patronage capital certificates in January 2005. For 2003, the Company received an allocation of patronage capital from the RTFC of $3.0 million of which $2.1 million was retired with cash and $0.9 million was received in patronage capital certificates in January 2004. Upon the repayment of all outstanding amounts to the RTFC in July 2005, the Company was no longer earning a patronage capital allocation from the RTFC. The Company was a borrower for two months of RTFC’s 2006 fiscal year, and, accordingly, the Company will receive a proportionate allocation in January 2007 if one is paid.

5. Available for Sale Equity Securities

In March 2002, Georgia PCS Management, L.L.C., a company in which the Company owned approximately 15% of the outstanding member interests and accounted for as an equity method investment, was acquired by US Unwired, Inc., a publicly traded Sprint PCS affiliate. In exchange for its ownership interest in Georgia PCS, the Company received approximately 806,000 shares of US Unwired, Inc. Class A common stock.

The Company accounted for the common stock in US Unwired, Inc. as available for sale marketable equity securities in accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Accordingly, the common stock was carried at its estimated fair value based on current market quotes with changes in the fair market value reflected as other comprehensive income or loss.

In 2003, the Company sold approximately 655,000 shares of US Unwired, Inc. common stock for approximately $0.2 million and recorded a realized loss, net of income tax benefits, of $0.3 million. In addition, as a result of certain purchase price adjustments made under the acquisition agreement, the shares held in escrow were retained by US Unwired, Inc. and the Company recognized a realized loss, net of income tax benefits, for these shares of $0.1 million.

In 2003, the Company received and disposed of a miscellaneous investment in a marketable equity security for proceeds of $25,000 and recognized a realized gain of $25,000 on the disposal.

Madison River Capital, LLC

Notes to Financial Statements (continued)

6. Restructuring Charges

In the third quarter of 2002, the Company realigned each of the EOS’s operating regions in North Carolina, Illinois and New Orleans under the Company’s RLECs in those respective regions and the Company recognized a restructuring charge of $2.8 million for the elimination of redundant management, marketing and support services and the structuring of a more efficient network. MRC recognized $2.7 million and MRM recognized $0.1 million of the restructuring charge. The charge was recognized in accordance with EITF 94-3. The amounts recorded consisted primarily of the costs associated with future obligations on non-cancelable leases for certain facilities, net of estimated sublease income, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities, the expense associated with decommissioning a switch, expenses associated with the elimination of thirty employees and related expenses.

In the fourth quarter of 2001, the company recorded a $2.8 million restructuring charge associated with MRC’s decision to reduce its sales and marketing efforts and eliminate redundant support services. The charge was recognized in accordance with EITF 94-3. The amounts recognized as part of this restructuring charge consisted primarily of the costs associated with future obligations on non-cancelable leases for closed sales offices, network operations centers and future switching facilities, net of estimated sublease income, losses from the abandonment of leasehold improvements and fixed assets associated with those leased facilities and legal related expenses.

In 2005 and 2003, the Company adjusted its restructuring charge accruals to recognize actual results of the realignment and reduction in its sales and marketing efforts as well as to reflect changes in its estimates related to future periods primarily for its lease obligations. In addition, approximately $0.4 million of the restructuring charge recognized in 2002 related to the decommissioning of a switch was reversed in 2003 as the Company subsequently elected to redeploy certain elements of the switch elsewhere in its operation. The Company recognized a benefit of $0.2 during 2005 and $0.7 million during 2003 related to these adjustments to its restructuring accruals. Substantially all of the payments charged against this restructuring accrual have been payments made under lease agreements. The following summarizes the activity in the Company’s restructuring accruals for the years ended December 31, 2005, 2004 and 2003:

Year ended December 31, 2005 (in thousands):

	Balance at December 31, 2004	Payments	Adjustments	Balance at December 31, 2005
Future lease obligations	$540	$(209)	$(216)	$115
Legal related expenses	31	—	(31)	—

	$571	$(209)	$(247)	$115

Year ended December 31, 2004 (in thousands):

	Balance at December 31, 2003	Payments	Adjustments	Balance at December 31, 2004
Future lease obligations	$813	$(273)	$—	$540
Legal related expenses	31	—	—	31

	$844	$(273)	$—	$571

Year ended December 31, 2003 (in thousands):

	Balance at December 31, 2002	Payments	Adjustments	Balance at December 31, 2003
Future lease obligations	$2,133	$(1,220)	$(100)	$813
Telephone plant and equipment	158	—	(158)	—
Employee separation expenses	77	(4)	(73)	—
Legal related expenses	31	—	—	31

	$2,399	$(1,224)	$(331)	$844

At December 31, 2005 and 2004, accrued expenses included $0.1 million and $0.3 million, respectively, and other long-term liabilities in 2004 include $0.3 million related to the restructuring accruals.

Madison River Capital, LLC

Notes to Financial Statements (continued)

7. Long-Term Debt and Line of Credit

Long-term debt outstanding consisted of the following at:

	December 31
	2005	2004
Senior secured note payable to banks maturing July 2012, bearing interest at a blended rate of 7.06% at December 31, 2005	$475,000	$—
RTFC notes payable, repaid in July 2005	—	421,900
Unsecured 13.25% senior notes payable, due March 1, 2010, with interest payable semiannually on March 1 and September 1, net of debt discount of $662 and $1,842, respectively.	83,338	196,176

	558,338	618,076
Less current portion	7,000	9,385

	$551,338	$608,691

As of December 31, 2004, the Company’s secured loan facilities consisted of $421.9 million in outstanding term loans and $41.0 million in fully available revolving lines of credit with the RTFC that were primarily obligations of the Company’s indirect wholly-owned subsidiary, MRLTDF, under a loan agreement that was scheduled to mature in November 2016. On July 29, 2005, the Company entered into a new senior secured credit facility with a seven-year, $475.0 million term loan provided by a syndicate of banks and a seven-year, $75.0 million revolving line of credit provided by the RTFC that remains undrawn at December 31, 2005. Approximately $375.0 million of the proceeds from the term loan, together with the RTFC’s redemption of the Company’s $42.2 million in RTFC SCCs, were used to repay the $417.2 million in RTFC term loans outstanding. The Company also paid the RTFC approximately $4.8 million in accrued interest and $0.8 million as a fee for early repayment of certain fixed rate term loans. The Company recorded this fee as a loss on extinguishment of long-term debt. Upon repayment of the outstanding term loans and concurrent with the provision of the new $75.0 million line of credit, the RTFC cancelled the two lines of credit totaling $41.0 million that previously existed. The Company paid approximately $2.9 million in origination fees for the new term loan and the new revolving line of credit and approximately $1.2 million for legal, accounting and other loan related expenses which have been capitalized as debt issuance costs and will be amortized over seven years, the life of the credit facility. With the remaining proceeds of the new term loan and cash on hand, the company voluntarily redeemed $102.0 million of its outstanding 13.25% senior notes due 2010 on August 29, 2005 for a redemption price of 106.625% of the aggregate principal amount redeemed plus accrued interest. The Company recorded the premium paid to redeem the senior notes of approximately $6.8 million and the write-off of approximately $1.7 million in unamortized debt issuance costs and $0.8 million in unamortized discount related to the redeemed senior notes as a loss on extinguishment of long-term debt.

The term loan bears variable interest, at the Company’s option, at either (a) a base rate, as defined in the credit agreement, plus 1.5% or (b) a London interbank offered rate (“LIBOR”) plus a 2.5% margin. At December 31, 2005, the Company had elected the LIBOR rate option. As part of an amendment to its credit facility in January 2006, the Company reduced its margin to 2.25%.

The credit agreement required the Company to enter into interest rate hedge agreements within six months of the closing date of the transaction that cover a minimum of 50% of the principal amount of the Company’s and MRTC’s combined long-term debt for a period of two years from July 29, 2005. In October 2005, the Company entered into interest rate swap agreements to fix the interest rate on $350.0 million of its credit facility at an effective rate of approximately 7.22% for a period of four years. Effective with the amendment in January 2006, the fixed interest rate decreased to 6.97% as a result of the change in the margin. The interest rate on the remaining $125.0 million variable portion of its term loan, effective until January 6, 2006, was 6.59%. As of December 31, 2005, the Company’s weighted average interest rate on its credit facility was 7.06%.

The term loan has no scheduled principal payments until maturity of the credit agreement in July 2012. However, the Company is permitted under the credit agreement to make voluntary prepayments of the term loan and the line of credit without premium or penalty at any time. Subject to certain conditions and exceptions, the Company will be required to make mandatory prepayments of borrowings under the term loan and then under the revolving credit facility with (i) the net cash proceeds from sales or dispositions of certain assets, (ii) the net cash proceeds from certain debt and equity issuances and (iii) 50% of its net excess cash flow as defined in the credit agreement. The Company may be subject to standard breakage costs under its hedging obligations if it chooses to unwind its swaps prior to their maturity.

Madison River Capital, LLC

Notes to Financial Statements (continued)

7. Long-Term Debt and Line of Credit (continued)

The credit agreement also permits the Company to use 100% of its gross excess cash flow, as defined in the credit agreement, to redeem the remaining senior notes, and, subject to limitations in the senior note indenture, make distributions to MRTC to be used to repay its long-term debt. In addition, beginning January 1, 2007, if the total leverage ratio, as defined in the credit agreement, is between 4.5 to 1.0 and 5.0 to 1.0, MRTC may pay dividends in amounts up to 50% of gross excess cash flow and if the total leverage ratio is below 4.5 to 1.0, MRTC may pay dividends in amounts up to 100% of gross excess cash flow. If the Company and MRTC do not retire other long-term debt or, if permitted, pay dividends, in an amount equivalent to their gross excess cash flow in a fiscal year, then 50% of the remaining amount, referred to as net excess cash flow, must be used to prepay the $475.0 million term loan within 90 days after year-end. For purposes of this test, the Company is permitted to apply any repayments of other long-term debt in the first 90 days after year-end to reduce the prior year’s net excess cash flow, thereby minimizing or eliminating any mandatory prepayments of the term loan from net excess cash flow.

The new $75.0 million revolving line of credit is with the RTFC and bears interest that is payable quarterly at the RTFC’s line of credit base rate plus 0.5% per annum (8.7% at December 31, 2005). As allowed under the terms of the senior secured credit facility, primarily the financial ratios, approximately $65.2 million of the line of credit was available to the Company for the general corporate purposes at December 31, 2005. The line of credit was undrawn as of this date.

Under the terms of the credit agreement, the Company must comply with certain administrative and financial covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) make restricted payments or pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. In addition, the Company must maintain certain financial ratios, including a total leverage ratio, a senior secured debt leverage ratio and a fixed coverage charge ratio.

The credit facility is secured by a first mortgage lien on the operating assets and revenues of the Company and those of MRTC and the Company’s first-tier, wholly-owned subsidiaries: MRH, MRF, and MRC (collectively, the “Loan Parties”). In addition to the Company, the remaining Loan Parties have guaranteed the credit facility and each Loan Party has pledged the equity interests in each wholly-owned subsidiary that it owns in support of the credit facility.

The Company has $84.0 million of 13.25% senior notes outstanding that mature in March 2010 and have semiannual interest payments due on March 1 and September 1 of each year. The Company has the ability to repurchase on the open market or voluntarily redeem its remaining senior notes. In November 2005, the Company voluntarily redeemed $12.0 million in senior notes for a redemption price of 106.625% of par value plus accrued interest using its cash on hand. The Company recorded $1.0 million as a loss on extinguishment of long-term debt which is comprised of the premium paid to redeem the senior notes and the write-off of unamortized debt issuance costs and unamortized discount related to the redeemed senior notes.

The Company remains subject to the terms of the indenture that governs the senior notes and, accordingly, must comply with certain financial and administrative covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates.

The Company had a convertible note payable to a member of MRTC with an outstanding principal balance of $0.4 million as of December 31, 2003. The note was convertible into redeemable Class A members interests of MRTC. During 2004, the obligation for the convertible note payable was transferred to MRTC in exchange for additional member’s interest in the Company.

Madison River Capital, LLC

Notes to Financial Statements (continued)

7. Long-Term Debt and Line of Credit (continued)

As discussed above, the Company’s senior secured credit facility has no scheduled principal amortization but does contain certain mandatory prepayment provisions for the term loan, including a requirement that 50% of net excess cash flow in a fiscal year must be used to prepay the term loan within 90 days after year-end. However, as permitted by the credit agreement for the determination of net excess cash flow, the Company may apply repayments of other long-term debt, other than advances on the Company’s line of credit, made during 90 days after year-end to reduce net excess cash flow for the prior year. As of December 31, 2005, the Company had approximately $6.4 million of net excess cash flow for 2005. On February 24, 2006, the Company issued a notice of redemption to its senior noteholders of its intent to redeem $7.0 million of senior notes on March 27, 2006. The Company intends to apply the necessary amount of this senior note redemption to reduce 2005’s net excess cash flow to zero, resulting in no mandatory prepayment of the term loan being required. The remainder of the redemption will be applied to 2006’s net excess cash flow calculation. Accordingly, the Company has reflected the $7.0 million redemption as a current maturity of long-term debt. Principal maturities on long-term debt at December 31, 2005 are as follows:

2006	$7,000
2007	—
2008	—
2009	—
2010	76,338
Thereafter	475,000

$558,338

8. Leases

The Company leases various facilities used primarily for offices and networking equipment under noncancelable operating lease agreements that expire at various dates through 2015. The leases contain certain provisions for renewal of the agreements, base rent escalation clauses and additional rentals. Future minimum lease payments for years subsequent to December 31, 2005 are as follows (in thousands):

2006	$1,196
2007	1,037
2008	860
2009	669
2010	578
Thereafter	2,495

$6,835

Total rent expense was approximately $1.7 million, $1.7 million and $2.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Madison River Capital, LLC

Notes to Financial Statements (continued)

9. Income Taxes

Effective January 1, 2005, the Company elected to convert from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation. As of the effective date of the conversion, MRCL will begin filing a consolidated federal income tax return that includes MRCL and each of its subsidiaries pursuant to tax sharing agreements. Prior to this conversion, the Company’s consolidated federal income tax return included the results of MRH and the Company’s other taxable C corporations that included, MRLTDF, Mebtel, GCSI, CCI, MLDS, and MRLDS. The Company’s other wholly-owned subsidiaries, MRC, GRH and MRM, are limited liability corporations and as of December 31, 2005 are treated as partnerships for state income tax purposes.

Income taxes for the Company and the Company’s corporate subsidiaries are calculated using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in each subsidiaries’ respective financial statements or tax returns. Deferred income taxes arise from temporary differences between the income tax basis and financial reporting basis of assets and liabilities.

Effective December 1, 2003, MRM converted to a limited liability corporation for income tax purposes from being a C corporation. MRM filed as a C corporation for the period from January 1, 2003 through November 28, 2003 and as a limited liability corporation from November 29, 2003 through December 31, 2003.

In 2002, the Company filed amended state and federal income tax returns which, under Internal Revenue Code Section 118, elected to characterize certain Universal Service Fund payments as contributions that reduced the tax basis of certain telephone plant and equipment rather than as taxable income. The amended income tax returns, covering the years 1998 to 2000, resulted in refunds of $7.8 million. These refunds were recorded as deferred income tax liabilities pending the audit of the amended returns. In addition, this position was also taken in the 2001 income tax returns for the Company when originally filed.

In 2003, the Company’s income tax returns were audited by the Internal Revenue Service (“IRS”). The IRS disallowed the Company’s position on the Universal Service Fund payments for 1999 to 2001. During the fourth quarter of 2003, the Company recorded an income tax benefit of $2.7 million for the refunds, received in 2002, from amendments to its 1998 income tax returns. The benefit was recognized after the Company was advised that the statute of limitations for taxing authorities to make audit adjustments to the 1998 income tax returns had expired during 2003. However, on June 2, 2004, the Department of Justice, on behalf of the IRS, filed lawsuits against two of the Company’s subsidiaries, GCSI and Coastal Utilities, Inc., that received the refunds and subsequently recognized the benefit. The lawsuits claim that the refunds were erroneous refunds and demand repayment in the amount of approximately $2.9 million for the income tax refunds plus related interest expense. Approximately $0.9 million of the claim was paid in the first quarter of 2004 as part of a separate income tax audit adjustment. Accordingly, to recognize the remaining potential exposure under the lawsuits, the Company accrued the remaining $2.1 million as income tax expense and $0.4 million in interest during the second quarter of 2004. The Company continues to accrue interest quarterly related to this exposure.

The Company believes that its position taken in the amended income tax returns was appropriate under current tax laws and the Company intends to vigorously defend against these claims. On August 31, 2004, the parties entered into a Joint Motion to Stay the proceeding in Alabama pending resolution of the Georgia proceeding. Discovery on the Georgia proceeding was completed in May 2005 and Motions for Summary Judgment were submitted and fully briefed by all parties at the beginning of July 2005. The Company is uncertain at this time as to the ultimate outcome of this matter. The Company has been audited by federal tax authorities through 2001. The federal tax returns for 2002 and 2003 remain open for audits.

During 2005, the Alabama Department of Revenue (“ALDOR”) concluded its audit of the 2001 and 2002 consolidated state tax returns. The return for 2001 was settled as filed. The remaining issue was the inclusion of certain subsidiaries in the 2002 consolidated Alabama income tax filing. In December 2005, the ALDOR and the Company reached an agreement on this issue for the 2002 return and also for the 2003 and 2004 tax returns. The ALDOR and the Company have agreed that certain subsidiaries will not be included in the 2002, 2003 and 2004 Alabama income tax filings. The Company had accrued a contingent income tax liability of approximately $2.5 million in tax and $0.1 million in interest in the event the issues were decided unfavorably to the Company. As a result of the agreement, the Company paid approximately $2.4 million to the ALDOR.

Madison River Capital, LLC

Notes to Financial Statements (continued)

9. Income Taxes (continued)

Components of income tax expense (benefit) for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Current:
Federal	$629	$318	$(157)
State	5,370	(467)	1,532
Deferred:
Federal	(2,914)	3,014	(5,354)
State	(5,723)	450	(961)

Subtotal	(2,638)	3,315	(4,940)
Change in valuation allowance	3,131	(2,562)	—

Total income tax expense (benefit)	$493	$753	$(4,940)

Differences between income tax expense (benefit) computed by applying the statutory federal income tax rate to (loss) income before income taxes and reported income tax (benefit) expense for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Amount computed at statutory rate	$(389)	$120	$(3,334)
Increase (decrease) in tax valuation allowance	3,131	(2,562)	—
Distributions from LLC not includible in taxable income	12	2,526	3,414
IRS contingency accrual	—	2,117	(2,726)
Nontaxable benefit curtailment	—	—	(537)
Expense pass through from partnership investment	—	—	(2,761)
State income taxes, net of federal benefit	(1,961)	(17)	(628)
Net increase in NOL carry forward from IRS exam	—	(1,610)	—
Other, net	(300)	179	1,632

Total income tax expense (benefit)	$493	$753	$(4,940)

As of December 31, 2005, the Company had a $10.5 million federal net operating loss carryforward that will expire in 2025. The Company had no federal net operating loss carryforward at December 31, 2004 and approximately $10.0 million as of December 31, 2003. The Company has state net operating losses of approximately $45.5 million, $49.7 million and $44.9 million for 2005, 2004, and 2003, respectively. The state net operating loss carryforwards will begin to expire in 2015.

Madison River Capital, LLC

Notes to Financial Statements (continued)

9. Income Taxes (continued)

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	2005	2004
	(in thousands)
Deferred tax assets:
Accrued employee benefits	$3,062	$1,406
Allowance for uncollectible accounts	994	460
Net operating loss carryforwards	8,891	2,186
Other comprehensive loss	1,889	1,593
Other deferred assets	1,729	1,854

Total deferred tax assets	16,565	7,499
Valuation allowance for deferred tax assets	(3,131)	—

Net deferred tax assets	13,434	7,499
Deferred tax liabilities:
Book basis of property, plant and equipment in excess of tax basis	(34,960)	(39,366)
Basis difference in investment	(7,783)	(1,939)
IRS contingency accrual	(7,566)	(7,226)
Other deferred liabilities	(1,611)	(3,266)

Total deferred tax liabilities	(51,920)	(51,797)

Net deferred tax liabilities	$(38,486)	$(44,298)

The following summarizes the activity in the valuation allowance for the deferred income tax assets for the years ended December 31, 2005, 2004 and 2003:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
	(in thousands)
Year ended December 31, 2005	$—	3,131	—	3,131
Year ended December 31, 2004	2,562	—	(2,562)	—
Year ended December 31, 2003	2,562	—	—	2,562

The valuation allowance was established in 2001 to reflect deferred income tax assets for certain state net operating loss carryforwards at their net realizable value. In 2004, these deferred tax assets were realized when a state audit was completed and the valuation allowance was eliminated. Effective January 1, 2005, MRCL elected to convert from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation. During 2005, MRCL had a significant taxable loss primarily from interest expense and losses realized on the extinguishment of long-term debt. Accordingly, MRCL established a valuation allowance to reflect the state net operating losses at their net realizable value. As the Company files a consolidated federal income tax return with its subsidiaries, the Company’s federal net operating loss is realizable in future years and therefore, no valuation allowance was established for it.

Madison River Capital, LLC

Notes to Financial Statements (continued)

10. Benefit Plans

Pension Plans

The Company adopted a noncontributory defined benefit pension plan (the “Pension plan”), which was transferred to the Company from its wholly-owned subsidiary, Mebtel, in May 1998, that covers all full-time employees, except employees of GCSI and its subsidiaries, who have met certain age and service requirements. The Pension plan provides benefits based on participants’ final average compensation and years of service. The Company’s policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974.

On January 14, 2003, the Company notified its non-bargaining employees that the accrual of benefits in the Pension plan would be frozen effective February 28, 2003. As a result of the notification, Statement of Financial Accounting Standards No. 88, Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits became effective. The curtailment resulted in an immediate net gain of $2.8 million which was recognized in 2003.

As of December 31, 2005, of the Company’s 601 full-time employees, 137 employees at the Company’s Illinois rural telephone company are subject to collective bargaining agreements with the International Brotherhood of Electrical Workers and with the Communications Workers of America. During 2005, the Company negotiated new collective bargaining agreements for its bargained for employees at the Company’s Illinois rural telephone company. An important element of each of the new agreements was the Company’s ability to freeze the further accrual of benefits for these employees under the Pension plan in exchange for an enhancement to their defined contribution 401(K) plan. On December 31, 2005, the Company froze the further accrual of benefits under the Pension plan for two of its three bargaining units. On January 31, 2006, the Company froze the Pension plan for the remaining bargaining unit. No curtailment resulted from these transactions. The Pension plan is now frozen for all participants in the plan. Although the accrual of benefits is frozen, the Company has a continued obligation to fund the plan and will continue to recognize an annual net periodic pension expense while the Pension plan is still in existence.

The funded status of the Company’s Pension plan and corresponding amounts recognized in the Company’s financial statements is as follows:

	December 31
	2005	2004
	(in thousands)
Projected benefit obligation at beginning of year	$(13,837)	$(12,619)
Service cost	(382)	(358)
Interest cost	(789)	(730)
Actuarial (loss) gain	(743)	(364)
Curtailment	—	—
Benefit payments	576	234

Projected benefit obligation at end of year	(15,175)	(13,837)

Fair value of plan assets at beginning of year	10,736	8,597
Actual return on plan assets, net	238	275
Contributions	1,050	2,099
Benefit payments	(576)	(234)

Fair value of plan assets at end of year	11,448	10,737

Funded status of the plan	(3,727)	(3,100)
Unrecognized prior service costs	—	—
Unrecognized net obligation	—	—
Unrecognized net loss	5,380	4,193

Net pension asset (liability)	$1,653	$1,093

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	—	—
Accrued benefit liability	(3,727)	(3,100)
Intangible asset	—	—
Accumulated other comprehensive income	5,380	4,193

Net amount recognized	$1,653	$1,093

Madison River Capital, LLC

Notes to Financial Statements (continued)

10. Benefit Plans (continued)

Pension Plans (continued)

Components of net periodic pension cost for the Pension plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Service cost	$382	$359	$420
Interest cost	789	730	690
Estimated return on plan assets	(888)	(758)	(594)
Net amortization and deferral	206	143	95

Net periodic pension cost	$489	$474	$611

Additional information related to the Pension Plan:

	2005	2004
	(in thousands)
Increase in minimum liability included in other comprehensive income (loss)	$1,187	$705
Accrued benefit liability	5,380	4,193

Weighted-average assumptions used for the Pension plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Plan discount rates	5.75%	6.00%	6.00%
Rates of increase in future compensation levels	0.00%*	0.00%*	0.00%*
Expected long-term rates of return on assets	8.00%	8.00%	8.00%

*	Based on freeze of further accrual of Pension plan benefits

The Company’s Pension plan weighted-average asset allocations at December 31 by asset category are as follows:

	2005	2004
Plan assets:
Equity securities	50%	55%
Debt securities	49%	44%
Other	1%	1%

Total	100%	100%

The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 11% over the long-term, while fixed income is expected to return between 5% and 6%, with a goal of achieving a total return of 8% per year.

The Company’s investment policy is to broadly diversify the Pension plan’s investments in order to reduce risk and to produce incremental return, while observing the requirements of state law and the principles of prudent investment management. The Pension plan’s investments will be diversified among economic sector, industry, quality, and size. The purpose of diversification is to provide reasonable assurance that no single security or class of securities will have a disproportionate impact on the performance of the Pension plan. As a result, the risk level associated with the portfolio should be reduced. The Company’s target allocation for 2006 by asset category is as follows:

2006
Plan assets:
Equity securities	25 – 75%
Debt securities	75 – 25%

Madison River Capital, LLC

Notes to Financial Statements (continued)

10. Benefit Plans (continued)

Pension Plans (continued)

The Company expects to contribute approximately $0.4 million to the Pension plan in 2006.

The following benefit payments, which reflect expected future service, as appropriate, are estimated to be paid:

(in thousands)
2006	$412
2007	478
2008	595
2009	657
2010	777
2011 to 2015	6,266

Postretirement Benefits Other Than Pensions

Company Postretirement Benefit Plan

The Company provides limited medical coverage to retirees and their dependents for all companies, except GCSI and its subsidiaries, through a traditional indemnity plan administered by a third party. Participation in the retiree medical plan begins upon retirement at age 55 with 10 years of service.

The Company provides a monthly contribution of $10.00 for each year of service with the Company to retirees to use for medical benefits. In addition, the Company provides the lesser of $25,000 or half of the retiree’s final base pay in life insurance benefits. The life insurance benefits are reduced to 65% of the original benefit at age 70 and to 50% of the original benefit at age 75. Employees that retired from Coastal Utilities prior to December 31, 2000 continue to receive non-contributory medical and life insurance benefits under a grand fathered plan that was in existence at the time of acquisition by the Company. The plan is unfunded.

The following table sets forth the status of the Company’s postretirement benefit plan and amounts recognized in the Company’s financial statements at:

	December 31
	2005	2004
	(in thousands)
Accumulated plan benefit obligation at beginning of period	$(1,793)	$(1,562)
Service cost	(62)	(46)
Interest cost	(93)	(99)
Plan participants’ contributions	—	—
Amendments	—	—
Actuarial (loss) gain	36	(112)
Benefits paid	125	26

Accumulated plan benefit obligation at end of period	(1,787)	(1,793)

Fair value of plan assets at beginning of period	—	—
Employer contribution	125	26
Plan participants’ contributions	—	—
Benefits paid	(125)	(26)

Fair value of plan assets at end of period	—	—

Funded status of plan	(1,787)	(1,793)
Unrecognized prior service costs	482	531
Unrecognized net loss	279	317

Accrued postretirement benefit cost	$(1,026)	$(945)

Madison River Capital, LLC

Notes to Financial Statements (continued)

10. Benefit Plans (continued)

Postretirement Benefits Other Than Pensions (continued)

Amounts recognized in the consolidated balance sheets:

	December 31
	2005	2004
	(in thousands)
Prepaid benefit cost	$—	$—
Accrued benefit liability	(1,026)	(945)
Intangible asset	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	$(1,026)	$(945)

Components of net periodic postretirement benefit cost for the Company’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Service cost	$62	$46	$37
Interest cost	93	99	93
Actuarial loss (gain)	1	16	2

Net periodic postretirement benefit cost	156	161	132
Prior service costs	49	70	70

Total postretirement benefit costs	$205	$231	$202

Weighted-average assumptions and other information related to the Company’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Discount rate	5.75%		6.00%		7.00%
Initial medical trend rate	—	*	—	*	—	*
Initial dental and vision trend rate	—	*	—	*	—	*
Ultimate trend rate	—	*	—	*	—	*
Years to ultimate trend rate	—	*	—	*	—	*
Other information (in thousands):
One percent increase in trend rates:
Effect on service and interest cost	$3		$3		$3
Effect on accumulated plan benefit obligation	48		57		58
One percent decrease in trend rates:
Effect on service and interest cost	(2)		(3)		(3)
Effect on accumulated plan benefit obligation	(42)		(51)		(51)

*	Trend rates are no longer applicable to this plan as the only contribution made by the Company, other than for a small group of retirees, is a monthly amount equal to $10.00 for each year of service retiree had with the Company and it is not anticipated that this contribution rate will increase with medical inflation. For the small group of retirees who still receive benefits under a different plan formula, the trend rate was 10.0% graded down to 6.0% in four years.

There are no assets in the Company’s postretirement benefit plan. The Company estimates that it will contribute approximately $85,000 to this postretirement benefit plan in 2006. Anticipated benefit payments, which reflect expected future service, as appropriate, to be paid in future years are estimated as follows:

(in thousands)
2006	$85
2007	94
2008	102
2009	112
2010	123
2011 to 2014	742

Madison River Capital, LLC

Notes to Financial Statements (continued)

10. Benefit Plans (continued)

Postretirement Benefits Other Than Pensions (continued)

GCSI Postretirement Benefit Plan

GCSI provides medical coverage to retirees and their dependents through a traditional indemnity plan administered by a third party. The plan provisions are the same as those for active participants. Eligibility to participate in the retiree medical plan upon retirement is defined as age 55 with 10 years of service.

GCSI required retirees to contribute 67% of medical, dental and eye care premium rates in 2003. The additional cost of the plan was paid by GCSI. In 2004 and future years, the Company provides a monthly contribution of $10.00 for each year of service with the Company to retirees to use for medical benefits. Additionally, the Company provides GCSI’s retirees with $5,000 of life insurance. GCSI does not anticipate any changes in the cost-sharing provisions of the existing written plan, and there is no commitment to increase monetary benefits in the future. The plan is unfunded.

The following table sets forth the status of GCSI’s postretirement benefit plan and amounts recognized in the Company’s financial statements at:

	December 31
	2005	2004
	(in thousands)
Accumulated plan benefit obligation at beginning of period	$(179)	$(197)
Service cost	(14)	(9)
Interest cost	(8)	(8)
Plan participants’ contributions	—	—
Amendments	—	—
Actuarial gain	32	31
Benefits paid	3	4

Accumulated plan benefit obligation at end of period	(166)	(179)

Fair value of plan assets at beginning of period	—	—
Employer contribution	3	4
Plan participants’ contributions	—	—
Benefits paid	(3)	(4)

Fair value of plan assets at end of period	—	—

Funded status of plan	(166)	(179)
Unrecognized prior service costs	(1,505)	(1,660)
Unrecognized net gain	(2,041)	(2,208)

Accrued postretirement benefit cost	$(3,712)	$(4,047)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	$—	$—
Accrued benefit liability	(3,712)	(4,047)
Intangible asset	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	$(3,712)	$(4,047)

Madison River Capital, LLC

Notes to Financial Statements (continued)

10. Benefit Plans (continued)

Postretirement Benefits Other Than Pensions (continued)

Components of net periodic postretirement benefit cost for GCSI’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Service cost	$14	$9	$—
Interest cost	8	8	4
Actuarial gain	(200)	(218)	(158)

Net periodic postretirement benefit cost	(178)	(201)	(154)
Prior service costs	(155)	(155)	(166)

Total postretirement benefit costs	$(333)	$(356)	$(320)

Weighted-average assumptions and other information related to GCSI’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Discount rate	5.75%		6.00%		7.00%
Initial medical trend rate	—	*	—	*	—	*
Initial dental and vision trend rate	—	*	—	*	—	*
Ultimate trend rate	—	*	—	*	—	*
Years to ultimate trend rate	—	*	—	*	—	*
Other information (in thousands):
One percent increase in trend rates:
Effect on service and interest cost	—	*	—	*	—	*
Effect on accumulated plan benefit obligation	—	*	—	*	—	*
One percent decrease in trend rates:
Effect on service and interest cost	—	*	—	*	—	*
Effect on accumulated benefit obligation	—	*	—	*	—	*

*	Trend rates are no longer applicable to this plan due to participants paying all premiums due under the plan beginning in 2004.

There are no assets in GCSI’s postretirement benefit plan. The Company estimates that it will contribute approximately $2,000 to its other postretirement benefit plan in 2006. Anticipated benefit payments, which reflect expected future service, as appropriate, to be paid in future years are estimated as follows:

(in thousands)
2006	$2
2007	3
2008	4
2009	6
2010	8
2011 to 2014	61

401(k) Savings Plans

The Company sponsors two 401(k) savings plans. One plan is offered to all eligible employees of the Company except for employees of GCSI and its subsidiaries. A second separate 401(k) plan is offered to employees of GCSI and its subsidiaries. These two plans were merged into one plan effective January 1, 2006.

Employees who meet certain age and employment criteria are covered by the plans and may elect to contribute a percentage of their compensation to the plan not to exceed certain dollar limitations. For each plan, the Company matches up to 50% of the first 6% of compensation deferred by an employee. The Company made matching contributions of approximately $0.8 million, $0.8 million and $0.7 million in the years ended 2005, 2004 and 2003.

Madison River Capital, LLC

Notes to Financial Statements (continued)

10. Benefit Plans (continued)

GCSI Employee Stock Ownership Plan

A GCSI subsidiary sponsors a non-contributory employee stock ownership plan (“ESOP”) covering certain employees who had completed one year of service and attained the age of nineteen. Additionally, all participants in a former profit sharing plan became eligible for the ESOP effective with the formation of the ESOP.

Prior to GCSI’s acquisition by the Company, the ESOP operated as a leveraged ESOP. As part of the acquisition, all shares held by the ESOP were acquired subject to an escrow holdback for contingent liabilities and unpaid obligations and the outstanding loan of the ESOP was retired. The Company adopted a resolution to terminate the ESOP effective December 31, 1999 subject to final resolution of certain matters relating to the ESOP and the receipt of a favorable letter of determination from the Internal Revenue Service regarding the termination of the ESOP. Accordingly, all accruals of benefits under the plan were suspended as of that date, and no further contributions were required to be made by GCSI. The administration of the ESOP and the correction of certain administrative errors were the subject of a request for a voluntary compliance statement from the IRS. The Company and the IRS reached a resolution on the terms of a compliance statement for the ESOP and it was issued in February, 2004. The Company implemented the required corrections outlined in the compliance statement and made a distribution of substantially all of the cash assets held in the ESOP trust to participants in 2004. In addition to a minimum amount of investments, the ESOP continues to hold a 48.2% interest in the escrow holdback.

At December 31, 2005, the ESOP continued to operate pending final resolution of those matters as more fully discussed in Note 17 below. Upon final resolution, all remaining assets will be distributed to plan participants and the ESOP will be terminated.

11. Compensation Plans

In November 2004, MRTC issued 10,000 Class D units as incentive equity compensation. Forty percent of the Class D units were granted to three key officers of the Company and sixty percent of Class D units were granted to MRTC to be held for the benefit of the Company’s LTIP. The Class D units issued to management vest over four years beginning in January 2004 and accelerate upon a liquidity event as defined in the Company’s incentive grant agreement. Vesting of the Class D units held for the benefit of the LTIP is based on the occurrence of a future liquidity event and, therefore, the Company has not recognized compensation expense related to these units. Under SFAS 123, the Company accounts for its Class D units issued to three executive officers using variable accounting under APB 25. The Company determined that the value of the Class D units awarded to these officers was not material and, accordingly, no compensation expense was recorded for the years ended December 31, 2005 and 2004.

The Company sponsors two deferred compensation plans that provide for incentive awards to certain employees as approved by the Board of Managers. Under the terms of the LTIP, dollar-denominated awards are granted to employees. Vesting of these incentive awards is contingent upon the occurrence of certain liquidity events and payment of the awards will be funded by a portion of the proceeds payable to Class B and Class D unitholders of MRTC. As of December 31, 2005, the Company has awarded $21.0 million in LTIP awards. As payment is contingent on a future liquidity event occurring, the Company has not accrued any compensation expense related to these awards. Settlement of these awards would not require operating cash of the Company.

Madison River Capital, LLC

Notes to Financial Statements (continued)

11. Compensation Plans (continued)

The Company also sponsors a Long-term Incentive Stock Plan, or LTISP. Awards under the LTISP consist of units in the LTISP and vest ratably over a four year period from the date of grant. Unvested awards are forfeited upon termination of employment with the Company. Funding for these awards will be made from a portion of the distributions paid to holders of Class C units of MRTC upon the occurrence of certain liquidity events. As the fair market value of the units granted in the LTISP were not reasonably estimable and payments under the plan were considered remote, no compensation expense was recognized for this plan in prior years. Further, based on the valuation of the Company, the Class C units were determined to have no value, and accordingly, vested awards in the LTISP are valued at zero. At December 31, 2005, the Company has not accrued any compensation expense related to this plan.

Under SFAS 123, continued application of APB 25 is allowed. SFAS 123 requires entities that continue to apply APB 25 to provide pro forma net income or loss disclosures as if the fair-value method had been applied. SFAS 123 permits non-public companies (as defined in SFAS 123) to apply the minimum value method to determine fair value. The Company has determined that the fair value of its incentive awards and Class D units using the minimum value method under SFAS 123 is not material and therefore has no pro forma compensation expense.

12. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments:

Cash and cash equivalents, accounts receivable, inventories, other current assets, accounts payable, accrued expenses and other current liabilities – the carrying value approximates fair value due to the short maturity of these instruments.

The fair value and carrying value of long-term debt and lines of credit at December 31, 2005 were $570.8 million and $558.3 million, respectively. At December 31, 2004, the fair value and carrying value of the long-term debt and lines of credit were $621.7 million and $618.1 million, respectively. The fair value of the Company’s 13.25% senior notes is based on the quoted value at the close of business on December 31. The fair value of the Company’s senior secured credit facility is based on quoted rates at which the Company’s term loan trades between banks.

13. Segment Information

The Company offers a variety of telecommunications services to business and residential customers including local and long distance voice, Internet access, high speed data and fiber transport services. In accordance with the requirements of Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS 131”), the Company’s operations are classified into two reportable business segments. The first segment consists of the Company’s four RLECs that provide regulated and nonregulated telecommunication services in their franchised territories. The second segment consists of the EOS operations that are in close proximity to the RLEC territories and are managed and operated as a line of business of the RLECs. Although both segments provide similar types of telecommunication services, are operated and managed by common management teams and share common resources, certain differences exist in the businesses of the RLECs and the EOS that the Company has evaluated to indicate two segments. Included in these differences between the RLECs and the EOS are: (i) the extent to which each segment’s operations are regulated, (ii) different approaches in the way each segment markets its services, (iii) positions within their respective markets and therefore how they price their services and (iv) composition of each segment’s customer base. In addition, each segment’s financial and operating results are evaluated separately by the chief operating decision maker of the Company. Periodically, the Company will analyze these factors, among others, to determine the appropriate reportable business segments required under SFAS 131.

Madison River Capital, LLC

Notes to Financial Statements (continued)

13. Segment Information (continued)

The Company’s two reportable segments follow the same accounting principles and policies used for the Company’s consolidated financial statements. Revenues by product line are disclosed in the Consolidated Statement of Operations. The RLEC generates revenues from the provision of local and long distance voice services, Internet and enhanced data services and miscellaneous services. The EOS generates revenues from provision of local and long distance voice services, Internet and enhanced data services, transport services and miscellaneous services. All operations and assets are located in the United States.

Revenues and net operating income (loss) for each segment for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Total revenues:
RLEC operations	$185,141	$185,526	$175,265
EOS	10,749	12,571	14,199

	195,890	198,097	189,464
Less intersegment revenues	(2,705)	(3,939)	(3,004)

Total reported revenues	$193,185	$194,158	$186,460

Net operating income (loss):
RLEC operations	$68,960	$65,469	$61,299
EOS	(10,665)	(9,818)	(12,083)

Total reported net operating income	$58,295	$55,651	$49,216

Total assets by segment, net of intersegment investments and other intersegment balances, were as follows:

	December 31
	2005	2004	2003
Total assets:
RLEC operations	$715,841	$840,537	$868,472
EOS	454,613	433,952	432,326

	1,170,454	1,274,489	1,300,798
Less intersegment assets	(455,885)	(493,485)	(493,656)

Total reported assets	$714,569	$781,004	$807,142

Madison River Capital, LLC

Notes to Financial Statements (continued)

14. Redeemable Minority Interest

As part of the consideration paid in the acquisition of Coastal Utilities, Inc., the Company issued to the former shareholders of Coastal Utilities, 300 shares of Series A non-voting common stock and 300 shares of Series B non-voting common stock of CCI in the face amount of $10.0 million and $5.0 million, respectively. Both the Series A and Series B stock had put and call features, exercisable by the holders and CCI, that were defined pursuant to the terms of a shareholders’ agreement.

In 2002, the Company completed an agreement with the former shareholders of Coastal Utilities which, among other things, modified certain provisions of the CCI shareholders agreement. Under the terms of the agreement, the former shareholders exchanged all of their Series B stock and 40% of their Series A stock in CCI for redeemable Class A member units in MRTC and three unsecured term notes issued by MRTC, which were repaid in December 2004. In addition, CCI redeemed 30 shares of Series A stock retained by the former shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Under the terms of CCI’s amended shareholders agreement, the former shareholders have the right to require CCI to redeem their remaining shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. In August 2005, July 2004 and June 2003, CCI redeemed additional 30 share increments of the Series A stock for $1.0 million. The former shareholders, who continue to hold 60 shares of Series A stock, may put an additional 30 shares to CCI in August 2006. Under the terms of the amended shareholders agreement, the Company may repurchase the remaining shares held by the former shareholders at any time for a purchase price of $33,333.33 per share.

At December 31, 2005 and 2004, other current liabilities include $1.0 million for the current portion of the redeemable minority interest and other liabilities include $1.0 million and $2.0 million, respectively, for the portion redeemable beyond one year.

15. Acquisition

On April 30, 2005, our North Carolina rural telephone company, Mebtel, completed the acquisition of certain assets comprising two exchanges in North Carolina for approximately $6.3 million. This transaction was accounted for using regulatory accounting and the purchase method of accounting with results of operations of the acquired assets included in the Company’s operations from the effective date of acquisition. The Company recorded the acquired assets at their estimated fair value including the customer base list as an intangible asset valued at approximately $0.7 million. No goodwill was recorded related to this transaction.

16. Related Party Transactions

On January 4, 2002, the Company loaned in aggregate approximately $1.4 million to three executive officers of the Company to finance a portion of their purchase of redeemable Class A units in MRTC from an investor. The loans, payable on demand, bear interest at 5% and are secured by the MRTC Class A interests purchased with the proceeds of the loans. At December 31, 2005 and 2004, $1.2 million and $1.4 million, respectively, was outstanding under these loans. The receivable for the outstanding loans is reflected as a reduction of member’s capital in the accompanying Consolidated Balance Sheets. Substantially all accrued interest on the loans had been paid by the executive officers as of December 31, 2005.

Madison River Capital, LLC

Notes to Financial Statements (continued)

17. Commitments and Contingencies

GCSI’s ESOP was the subject of applications for a compliance statement under the Voluntary Compliance Resolution Program filed with the IRS on May 17, 2000. The compliance statements were requested in order to address certain issues related to certain administrative and operational errors that occurred in the ESOP prior to the acquisition of GCSI by the Company. A compliance statement was necessary to allow the Company to implement specific corrections to the ESOP and the accounts of participants in the ESOP that were set forth in the compliance statement without adversely affecting the ESOP’s tax-qualified status. The initial compliance statement was issued by the IRS in June 2001, but the subsequent identification of additional errors required that a new compliance statement be requested. On February 27, 2004, the Company and the IRS reached a resolution on the terms of a final compliance statement for the ESOP. The Company implemented the required corrections outlined in the final compliance statement in a timely manner, including the contribution of approximately $0.2 million to the ESOP trust, and made a distribution of substantially all of the cash assets held in the ESOP trust to participants.

In May 2002, as required under the terms of the initial compliance statement, $1.7 million was transferred into the ESOP from an escrow account established in connection with the acquisition of GCSI as required under the terms of the initial compliance statement. Pursuant to the terms of the second compliance statement issued in February 2004, the $1.7 million was no longer necessary to complete the corrections to the ESOP. In July 2005, the Company and the escrow committee agreed to allow the $1.7 million to remain in the ESOP trust as an advance distribution from the escrow account to be held for the benefit of the ESOP participants pending a final distribution of the escrow account. The Company does not believe that any future amounts required to be contributed to the ESOP, if any, will have a material adverse effect on its financial condition, results of operations or cash flows.

On May 7, 2004, a lawsuit was filed in the United States District Court for the Southern District of Alabama that named as defendants the Company’s subsidiaries, Gulf Telephone Company and Gulf Coast Services, Inc., Madison River Telephone and certain of the Company’s officers and directors among others including former directors and officers and other third party plan administrators and advisors to the GCSI ESOP. The suit, entitled David Eslava, et. al. vs. Gulf Telephone Company, et. al. Civil Action No. 04-297-MJ-B, alleges certain ERISA violations. The escrow fund remains in effect to provide support in part for lawsuits such as this. The Company has engaged legal counsel and intends to vigorously defend against all such claims. On June 30, 2004, the Company replied to the complaint and on July 25, 2004, the Company filed a motion for summary judgment on the majority of the claims. The Court has stayed discovery pending a ruling on the motion for summary judgment which has not yet been received. On December 30, 2005, the case was reassigned to a new District Court judge, but the Company’s motion has still not been ruled upon.

On May 6, 2003, the Company filed suit in United States District Court, Middle District of North Carolina seeking a declaratory judgment that it had a valid license to use operating system software purchased from BMS Corporation subject to the terms and conditions of certain software licensing agreements that it entered into with BMS Corporation. On July 2, 2003, BMS Corporation provided certain defenses, answers and counterclaims including, among others, that the Company had benefited from fraud, unjust enrichment, conversion, concealment and negligent misrepresentation. The Company subsequently filed motions to dismiss six of the eight counterclaims and provided affirmative defenses to the remaining two counterclaims. In December 2004, the Company filed a motion for summary judgment on BMS Corporation’s amended counterclaims. The court ruled in the Company’s favor on most of the motions to dismiss in January 2005. On August 30, 2005, the court granted in part and denied in part the Company’s motion for summary judgment. The remaining causes of action will be heard at trial which is scheduled for May 2006. The Company intends to continue to vigorously defend against the remaining counterclaims and actively pursue the declaratory judgment. The Company does not believe that any adverse judgment would have a material impact on its financial condition, results of operations or cash flows.

The Department of Justice, on behalf of the Internal Revenue Service, has filed lawsuits against two of the Company’s subsidiaries, GCSI and Coastal Utilities, Inc. These lawsuits are more fully discussed in Note 9.

The Company is involved in various other claims, legal actions and regulatory proceedings arising in the ordinary course of business. The Company does not believe the ultimate disposition of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Madison River. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Madison River since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

$77,000,000

SERIES B

13 1/4% SENIOR NOTES

DUE 2010

Madison River Capital, LLC

Madison River Finance Corp.

PROSPECTUS

                        , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Madison River Capital’s Limited Liability Company Agreement provides that the company will indemnify its sole member, or any person that is or was serving as an officer, director, principal, member, employee or agent of the member or the company, and will have the power to indemnify its other agents, to the fullest extent permitted by the Limited Liability Company Act of the State of Delaware (the “LLCA”), as amended from time to time (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than such law permitted the company to provide immediately prior to such amendment). As of the date of the registration statement, Section 18-108 of the LLCA provides as follows:

“Subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.”

Madison River Finance’s Certificate of Incorporation and By-Laws provide that the corporation will indemnify its officers and directors, and will have the power to indemnify its other agents, to the full extent permitted by law. As of the date of this registration statement, Section 145 of the General Corporation Law of the State of Delaware (the “GCL”) provides as follows:

“(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to ‘other enterprises’ shall include employee benefit plans; references to ‘fines’ shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to ‘serving at the request of the corporation’ shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation’ as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Section 102(b)(7) of the GCL, permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s fiduciary duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the General Corporation Law of the State of Delaware (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit.

Madison River Capital maintains directors’ and officers’ liability insurance.

Item 21. Exhibits and Financial Statement Schedules

(a) Reference is made to the Exhibit Index which immediately precedes the exhibits filed with this Registration Statement, which is incorporated herein by reference.

(b) Not Applicable.

(c) Not Applicable.

Item 22. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrants hereby undertake to supply by means of a posteffective amendment all information concerning a transaction, and the company being acquired involved therein that was not the subject of and included in the registration statement when it became effective.

(d) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mebane, State of North Carolina, on April 13, 2006.

MADISON RIVER CAPITAL, LLC

By:	/s/ J. STEPHEN VANDERWOUDE
J. Stephen Vanderwoude
Managing Director, Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 6 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of April 13, 2006.

By:	/s/ J. STEPHEN VANDERWOUDE
J. Stephen Vanderwoude
Managing Director, Chairman and
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ PAUL H. SUNU
Paul H. Sunu
Managing Director, Chief Financial Officer
and Secretary
(Principal Financial Officer)

By:	/s/ JOHN T. HOGSHIRE
John T. Hogshire
Vice President-Controller
(Principal Accounting Officer)

*
Peter W. Chehayl
Manager

*
Michael P. Cole
Manager

*
Joseph P DiSabato
Manager

*
Richard A. May
Manager

*
Edward W. Mullinix, Jr.
Manager

*
Sanjeev K. Mehra
Manager

*
Mark A. Pelson
Manager

*
James N. Perry, Jr.
Manager

* By:	/s/ J. STEPHEN VANDERWOUDE
J. Stephen Vanderwoude
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mebane, State of North Carolina, on April 13, 2006.

MADISON RIVER FINANCE CORP.

By:	/s/ J. STEPHEN VANDERWOUDE
J. Stephen Vanderwoude
Managing Director, Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 6 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of April 13, 2006.

By:	/s/ J. STEPHEN VANDERWOUDE
J. Stephen Vanderwoude
Managing Director, Chairman and
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ PAUL H. SUNU
Paul H. Sunu
Managing Director, Chief Financial Officer
and Secretary
(Principal Financial Officer)

By:	/s/ JOHN T. HOGSHIRE
John T. Hogshire
Vice President-Controller
(Principal Accounting Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	Description of Exhibit
3.1	Certificate of Formation of Madison River Capital, LLC (incorporated herein by reference to Exhibit 3.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

3.2	Limited Liability Company Agreement of Madison River Capital, LLC (incorporated herein by reference to Exhibit 3.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

3.3	Certificate of Incorporation of Madison River Finance Corp. (incorporated herein by reference to Exhibit 3.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

3.4	By-Laws of Madison River Finance Corp. (incorporated herein by reference to Exhibit 3.4 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

4.1	Form of the Series B 13 1/4% Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

4.2	Indenture, dated as of February 17, 2000, between Madison River Capital, LLC, Madison River Finance Corp. and Norwest Bank Minnesota, National Association (incorporated herein by reference to Exhibit 4.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

10.1	Shareholders’ Agreement, dated March 30, 2000, by and among Coastal Communications, Inc. and Daniel M. Bryant, G. Allan Bryant, The Michael E. Bryant Life Trust and Madison River Capital, LLC (incorporated herein by reference to Exhibit 10.1.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.2	Amendment No. 1 to the Shareholders Agreement, dated April 10, 2002, by and among Coastal Communications, Inc. and Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust (incorporated by reference to Exhibit 10.1.4 from the Form 8-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on April 11, 2002).

10.3	Exchange Agreement, dated as of April 10, 2002, by and among Madison River Telephone Company, LLC, Coastal Communications, Inc., Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust (incorporated by reference to Exhibit 10.3 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 23, 2005).

10.4	Note Repayment and Settlement Agreement, dated as of November 24, 2004, by and among Madison River Telephone Company, LLC, Daniel M. Bryant, G. Allan Bryant, Linda S. Bryant and The Michael E. Bryant Life Trust (incorporated by reference to Exhibit 10.4 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 23, 2005).

10.5	Credit Agreement, dated as of December 22, 2004 among Madison River Telephone Company, LLC, a Delaware limited liability company, the lenders from time to time party thereto, Merrill Lynch Capital Corporation, as initial lender and administrative agent for the lenders and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger, syndication agent and documentation agent (incorporated by reference to Exhibit 10.6 from the Form S-1 filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

EXHIBIT INDEX, Continued

EXHIBIT NUMBER	Description of Exhibit
10.6	Agreement and Plan of Merger, dated May 9, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated by reference to Exhibit 10.6 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 23, 2005).

10.7	First Amendment to Agreement and Plan of Merger, dated July 2, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

10.8	Second Amendment to Agreement and Plan of Merger, dated August 24, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000).

10.9	Third Amendment to Agreement and Plan of Merger, dated September 28, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.10	Escrow Agreement, dated as of September 28, 1999, by and among Madison River Telephone Company, LLC, Gulf Merger Corporation, Gulf Coast Services, Inc. and Regions Bank (incorporated by reference to Exhibit 10.11 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.11	Amendment to Escrow Agreement dated as of September 28, 1999, by and among Madison River Telephone Company, LLC, Gulf Merger Corporation, Gulf Coast Services, Inc. and Regions Bank (incorporated by reference to Exhibit 10.12 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.12 *	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and J. Stephen Vanderwoude (incorporated by reference to Exhibit 10.12 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006).

10.13 *	Incentive Grant Agreement, dated November 16, 2004, between Madison River Telephone Company, LLC and J. Stephen Vanderwoude, and amendment thereto, dated January 4, 2005 (incorporated by reference to Exhibit 10.15 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.14 *	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and Paul H. Sunu (incorporated by reference to Exhibit 10.14 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006).

EXHIBIT INDEX, Continued

EXHIBIT NUMBER	Description of Exhibit
10.15 *	Incentive Grant Agreement, dated November 16, 2004, between Madison River Telephone Company, LLC and Paul H. Sunu (incorporated by reference to Exhibit 10.19 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.16 *	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and Bruce J. Becker (incorporated by reference to Exhibit 10.16 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006).

10.17 *	Incentive Grant Agreement, dated November 16, 2004, between Madison River Telephone Company, LLC and Bruce J. Becker, and amendment thereto, dated January 4, 2005 (incorporated by reference to Exhibit 10.22 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.18 *	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and Ken Amburn (incorporated by reference to Exhibit 10.18 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006).

10.19 *	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and Michael Skrivan (incorporated by reference to Exhibit 10.19 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006).

10.20 *	Madison River Telephone Company, LLC Long Term Incentive Plan, Second Amended and Restated Plan Provisions and Features (incorporated by reference to Exhibit 10.26 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.21 *	Madison River Telephone Company, LLC Long Term Incentive Stock Plan, Second Amended and Restated Plan Provisions and Features (incorporated by reference to Exhibit 10.27 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.22	Amended and Restated Revolving Line of Credit Agreement, dated as of April 14, 2004, between Coastal Utilities, Inc. and the RTFC (incorporated by reference to Exhibit 10.28 from the Form S-1 (File No. 333-121602) filed by Madison River Communications Corp. with the Securities and Exchange Commission on February 25, 2005).

10.23	$550,000,000 Credit Agreement Dated as of July 29, 2005 among Madison River Capital, LLC as Borrower and Madison River Telephone Company LLC as Holdings and The Other Guarantors Named Herein as Guarantors and The Lenders Named Herein as Lenders and Lehman Commercial Paper Inc. as Collateral Agent and Lehman Commercial Paper Inc. as Administrative Agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Credit Partners L.P. as Lead Arrangers and Co-Syndication Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc. as Joint Bookrunners. (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Madison River Capital, LLC on August 2, 2005).

10.24	Security Agreement Dated July 29, 2005 from the Grantors referred to herein as Grantors to Lehman Commercial Paper Inc. as Collateral Agent (incorporated by reference to Exhibit 10.2 from the Form 8-K filed by Madison River Capital, LLC on August 2, 2005).

10.25	Amendment No. 1 and Waiver dated January 27, 2006 to the $550,000,000 Credit Agreement dated as of July 29, 2005 (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Madison River Capital, LLC on February 1, 2006).

EXHIBIT INDEX, Continued

EXHIBIT NUMBER	Description of Exhibit
12.1	Computation of Ratio of Earnings to Fixed Charges

16.1	Letter of Ernst & Young LLP, dated as of December 28, 2005, to the Securities and Exchange Commission regarding agreement with the statements in a Current Report on Form 8-K disclosing the Company’s change in its certifying accountant (incorporated by reference to Exhibit 16.1 from the Form 8-K filed by Madison River Capital, LLC on December 28, 2005).

16.2	Letter of Ernst & Young LLP, dated as of April 4, 2006, to the Securities and Exchange Commission regarding agreement with the statements in a Current Report on Form 8-K disclosing the Company’s change in its certifying accountant (incorporated by reference to Exhibit 16.1 from the Form 8-K filed by Madison River Capital, LLC on April 4, 2006).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006).

23.1	Consent of Ernst & Young LLP.

23.2**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion filed as Exhibit 5.1 hereto)

24.1**	Power of Attorney

25.1**	Statement of Eligibility and Qualification of Norwest Bank Minnesota, National Association, on Form T-1 under the Trust Indenture Act of 1939, as amended

99.1**	Form of Letter of Transmittal

99.2**	Form of Instruction to Registered Holder and/or Depository Trust Company Participant to Beneficial Owner

99.3**	Form of Notice of Guaranteed Delivery

*	Compensatory plan or arrangement.
**	Previously filed.